As filed with the Securities and Exchange Commission on August 3, 2005

Registration No. 333-124423

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 7

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

HOKU SCIENTIFIC, INC.

(Exact name of registrant as specified in its charter)

Delaware	3690	99-0351487
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2153 North King Street, Suite 300

Honolulu, Hawaii 96819

(808) 845-7800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Dustin M. Shindo

Chairman of the Board of Directors, President and Chief Executive Officer

Hoku Scientific, Inc.

2153 North King Street, Suite 300

Honolulu, Hawaii 96819

(808) 845-7800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Timothy J. Moore, Esq. John T. McKenna, Esq. Nicole C. Deiger, Esq. Cooley Godward LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, California 94306-2155 (650) 843-5000	Scott B. Paul, Esq. Hoku Scientific, Inc. 2153 North King Street, Suite 300 Honolulu, Hawaii 96819 (808) 845-7800	Laird H. Simons III, Esq. R. Gregory Roussel, Esq. Elizabeth A. Gartland, Esq. Fenwick & West LLP Silicon Valley Center 801 California Street Mountain View, California 94041 (650) 988-8500

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common Stock, $0.001 par value per share	4,830,000	$9.00	$43,470,000	$5,117

(1)	Includes 630,000 shares of common stock that may be purchased by the underwriters to cover over-allotments, if any.
(2)	Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.
(3)	$7,391 previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated August 3, 2005

4,200,000 Shares

HOKU SCIENTIFIC, INC.

Common Stock

$         per share

• Hoku Scientific, Inc. is offering 4,200,000 shares.	• This is our initial public offering and no public market currently exists for our shares.

• We anticipate that the initial public offering price will be between $8.00 and $9.00 per share.	• Proposed trading symbol: Nasdaq National Market — HOKU

This investment involves risk. See “ Risk Factors” beginning on page 7.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Hoku Scientific, Inc.	$	$

The underwriters have a 30-day option to purchase up to 630,000 additional shares of common stock from us to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Piper Jaffray

SG Cowen & Co.

Thomas Weisel Partners LLC

The date of this prospectus is                     , 2005

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

References in the prospectus to “Hoku,” “we,” “us” and “our” refer to Hoku Scientific, Inc. We have two registered trademarks: Hoku Membrane and the Hoku Scientific logo. We have applications pending with the U.S. Patent and Trademark Office to register the following trademarks: Hoku MEA, Hoku GDL, Hoku Energized and Hoku. All other trademarks, trade names and service marks appearing in this prospectus are the property of their respective holders.

SUMMARY

The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all of the information you should consider before investing in our common stock. Therefore, you should also read the more detailed information set out in this prospectus, including the financial statements and the related notes appearing elsewhere in this prospectus.

Our Business

We design, develop and manufacture membrane electrode assemblies, or MEAs, and non-fluorinated membranes for proton exchange membrane, or PEM, fuel cells. We develop custom monomers and polymers for our Hoku Membranes—the core technology of our Hoku MEAs. MEAs are an integral component of PEM fuel cells. Monomers are the molecular components of polymer-based membranes. Based on our internal tests, we believe our products address the cost, durability, performance and environmental challenges facing users of commercially available MEAs and membranes. Our monomer materials and polymer synthesis process are designed to allow us to control the cost, durability and performance characteristics of our Hoku Membranes. We believe our products will enable PEM fuel cell systems to compete with power sources that rely on existing technologies, such as combustion engines and conventional batteries. Hoku MEAs and Hoku Membranes are designed for the residential primary power and commercial back-up power markets, which we refer to collectively as the stationary market, and for the automotive market. Our goal is to be a leading provider of MEA products for PEM fuel cell applications.

We currently have strategic relationships with Sanyo Electric Co., Ltd., or Sanyo, and Nissan Motor Co., Ltd., or Nissan. In addition, we are the prime contractor in a U.S. Navy fuel cell demonstration project. To date, we have derived substantially all our revenue from Sanyo and Nissan through contracts related to testing and engineering services. As our customers have not commercially deployed products incorporating Hoku MEAs or Hoku Membranes, and we have not sold any products commercially, we cannot be certain that we will be able to successfully develop and market our products. Our collaboration agreement with Nissan to develop customized Hoku MEAs and a Hoku MEA assembly process for use in Nissan’s automotive fuel cells ends in January 2006. We have satisfied all of the performance milestones under our contract with Sanyo and, although neither we nor Sanyo has any continuing contractual obligation to work together, we continue to work with Sanyo to conduct joint testing of our Hoku Membrane and Hoku MEA.

Fuel Cell Background and Market Opportunity

A number of governments and private institutions worldwide have identified fuel cells as a promising alternative power source and have begun to make significant investments directed toward the development and use of fuel cells. Fuel cells are electrochemical devices that convert chemical energy in hydrogen and oxygen into electricity and heat without combustion. Fuel cell systems have a wide range of potential applications in the stationary, automotive and portable markets.

Fuel cell systems have several advantages over power sources that rely on existing technologies. Fuel cell systems can be more fuel-efficient, rely on a broader range of fuels and generate fewer harmful emissions than combustion engines and small scale back-up power generators. In addition, because of their limited emissions and their ability to generate both electricity and heat, fuel cell systems can provide a single source of heat and power for the residential market. Fuel cells can also produce more power than conventional batteries of equivalent volume and weight. Fuel cells generally have a longer shelf life and can be disposed of with less harm to the environment than conventional batteries.

Fuel cell technologies are not widely used today primarily due to their cost relative to existing technologies. In addition, the commercialization of fuel cell technology for the automotive market will require the development of a new hydrogen production, delivery and refueling infrastructure.

In a 2003 fuel cell report, Allied Business Intelligence, Inc., or ABI, estimated that the global market for all types of fuel cells would reach $325 million by 2005, $3.9 billion by 2009 and $18.6 billion by 2013. This growth in the fuel cell market will drive growth in the global MEA market, which is expected to reach $156 million by 2005, $1.8 billion by 2009 and $8.9 billion by 2013 according to ABI. The demand for fuel cell systems is expected to be driven in part by:

•	Stationary Market. The increasing demand for reliable high quality back-up power for electronic systems and the high cost of electricity.

•	Automotive Market. Government mandates for zero-emission vehicles, the increasing cost and inevitable depletion of petroleum-based fossil fuels and the growing desire in certain countries to become energy independent.

•	Portable Market. Demand for longer lasting, easily “rechargeable” power supplies for portable devices, including laptops, cellular phones and hand-held devices.

Our Solution

Based on our internal tests, we believe our products address the following challenges that have prevented PEM fuel cell systems from being competitive with power sources that rely on existing technologies:

•	Cost. The monomers and other materials we use in our Hoku Membranes are substantially less expensive than those used in most commercially available fluorinated membranes. Our manufacturing processes are designed to utilize commercially available and scalable production equipment, which we believe will enable us to cost-effectively manufacture our products in high volumes. In addition, our Hoku Membranes are designed to be easily integrated into Hoku MEAs, which we believe will lower our manufacturing costs.

•	Durability. The chemical properties of our monomers and the polymer synthesis processes we use are designed to make our Hoku Membranes chemically stable and mechanically strong. We believe these attributes contribute to extending the lifetime and improving the system performance of the PEM fuel cell system.

•	Performance. Our Hoku Membranes have low permeability to hydrogen and methanol. We believe our membranes’ low permeability, combined with their mechanical strength, will allow us to produce MEAs that enable PEM fuel cell systems to be fuel-efficient, have high power output and have a long runtime.

•	Environment. Fluorinated membranes are manufactured using monomers containing fluorine, a toxic material. Due to its toxicity and highly corrosive nature, the use, handling and disposal of products containing fluorine often requires specialized equipment. Although we use solvents and other hazardous materials in our production process, because Hoku Membranes do not require fluorine and Hoku MEAs have a low amount of fluorine, the manufacture and disposal of these products is less regulated than fluorinated membranes.

Research and Development

Our research and development efforts are primarily focused on the following areas:

•	Operational Lifetime. The U.S. Department of Energy, in connection with the Solid State Energy Conversion Alliance, a partnership with the National Laboratories and industry, has established 40,000 hours, which represents approximately 4 1/2 years of operation, and 5,000 hours as the commercial operating lifetime targets for fuel cell systems in residential primary stationary and automotive applications, respectively. For back-up stationary applications, original equipment manufacturers generally require 500 to 2,000 hours of operation. Neither we nor our customers have tested our products in simulated commercial fuel cell systems to determine their operating lifetimes.

•	Limited Operating Temperatures. As with substantially all commercially available membranes, our Hoku Membranes must contain water in order to conduct protons. This potentially limits the ability of our Hoku Membranes to operate at temperatures below freezing and above boiling, which is desirable for some applications, such as those for the automotive market. In the automotive market, we are focused on increasing power output and the operation of our products within a broader range of operating temperatures and at a lower relative humidity of oxygen and hydrogen.

Our Strategy

Our goal is to be a leading provider of MEA products for PEM fuel cell applications. To achieve our goal, we are pursuing the following strategy:

•	focus on near-term revenue opportunities that position us for long-term growth;

•	develop and expand strategic relationships with industry leaders and suppliers;

•	leverage our technology to supply additional MEA solutions; and

•	utilize scalable manufacturing processes.

Corporate and Other Information

We were incorporated in Hawaii in March 2001 under the name of Pacific Energy Group, Inc. In July 2001, we changed our name to Hoku Scientific, Inc. In December 2004, we reincorporated in Delaware. Our business is subject to numerous risks, which are highlighted in the section entitled “Risk Factors” immediately following this summary. In particular, we have incurred net losses each year since our inception and, as of March 31, 2005, had an accumulated deficit of $6.5 million.

Our principal executive offices are located at 2153 North King Street, Suite 300, Honolulu, Hawaii 96819, and our telephone number is (808) 845-7800. Our worldwide web address is www.hokuscientific.com. The information on our web site is not part of this prospectus.

The Offering

Common stock offered	4,200,000 shares

Common stock outstanding after the offering	16,658,321 shares

Initial public offering price	$ per share

Use of proceeds

We intend to use the net proceeds from the offering for the construction and build-out of a combined office, research and development and manufacturing facility, to continue product research and development and for working capital and other general corporate purposes, including potential acquisitions of complementary products, technologies or businesses. See “Use of Proceeds.”

Proposed Nasdaq National Market symbol	HOKU

The number of shares of common stock that will be outstanding after the offering is based on 12,458,321 shares outstanding as of June 30, 2005, and excludes:

•	636,651 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2005, at a weighted average exercise price of $0.80 per share;

•	183,332 shares of common stock issuable upon the exercise of warrants outstanding as of June 30, 2005, at a weighted average exercise price of $0.12 per share, all of which will terminate if not exercised prior to the closing of the offering; and

•	1,258,347 additional shares of common stock available for future issuance under our equity incentive plans as of June 30, 2005.

Except as otherwise indicated, all information in this prospectus gives effect to a two-for-three reverse stock split of our common stock and preferred stock effected on July 12, 2005 and assumes:

•	the conversion of all outstanding shares of our preferred stock into 5,919,988 shares of common stock immediately prior to the closing of the offering;

•	the filing of our amended and restated certificate of incorporation immediately following the closing of the offering; and

•	no exercise of the underwriters’ over-allotment option.

Summary Financial Data

The following table presents summary historical and unaudited pro forma as adjusted financial information. The statements of operations data for the fiscal years ended March 31, 2003, 2004 and 2005 and the balance sheet data as of March 31, 2005 have been derived from our audited financial statements. Historical results are not necessarily indicative of future results. You should read this data together with our financial statements and related notes included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Fiscal Year Ended March 31,
	2003	2004	2005
	(in thousands, except share and per share data)
Statements of Operations Data:
Revenue:
Service and license revenue	$20	$55	$2,933
Government grant revenue	125	—	—

Total revenue	145	55	2,933

Cost of revenue:
Cost of service and license revenue(1)	—	3	458
Cost of government grant revenue	84	—	—

Total cost of revenue	84	3	458

Gross margin	61	52	2,475

Operating expenses:
Selling, general and administrative(1)	2,235	2,009	2,132
Research and development(1)	733	1,074	1,419

Total operating expenses	2,968	3,083	3,551
Loss from operations	(2,907)	(3,031)	(1,076)

Interest and other income	6	15	98

Loss before income tax benefit	(2,901)	(3,016)	(978)
Income tax benefit	(70)	(151)	(250)

Net loss	$(2,831)	$(2,865)	$(728)

Basic and diluted net loss per share	$(0.92)	$(0.72)	$(0.13)

Shares used in computing basic and diluted net loss per share	3,076,943	3,965,626	5,474,499

Pro forma basic and diluted net loss per share (unaudited)(2)			$(0.07)

Shares used in computing pro forma basic and diluted net loss per share (unaudited)(2)			11,113,937

(1) Includes stock-based compensation as follows:
Cost of service and license revenue	$—	$—	$24
Selling, general and administrative	1,860	1,113	979
Research and development	327	212	261

Total	$2,187	$1,325	$1,264

(2)	See note 1 to notes to financial statements for a description of the method used to compute pro forma basic and diluted net loss per share and shares used in computing pro forma basic and diluted net loss per share.

	As of March 31, 2005
	Actual	Pro Forma As Adjusted
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$4,159	$33,907
Working capital	3,688	33,436
Total assets	10,782	40,530
Long-term obligations	5	5
Total stockholders’ equity	6,232	35,980

The balance sheet data is presented on an actual basis and on a pro forma as adjusted basis to reflect (a) the conversion of all outstanding shares of our preferred stock into 5,919,988 shares of common stock immediately prior to the closing of the offering and (b) the sale of 4,200,000 shares of common stock at an assumed initial public offering price of $8.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risks and other information in this prospectus, including our financial statements and related notes appearing elsewhere in this prospectus, before you decide to invest in shares of our common stock. If any of the events described below actually occurs, our business, financial condition and operating results could be harmed. In such an event, the market price of our common stock would likely decline and you could lose part or all of your investment in our common stock.

Risks Related to Our Business

We have a limited operating history, and if we are unable to generate significant revenue, we may not achieve profitability.

We were incorporated in March 2001 and have a limited operating history. We have incurred net losses since our inception, including a net loss of $728,000 during the fiscal year ended March 31, 2005. As of March 31, 2005, we had an accumulated deficit of $6.5 million. To date, our customers have not commercially deployed products incorporating our Hoku MEAs or Hoku Membranes, and we have not sold any products commercially. If we are unable to generate significant revenue or attain profitability, we will not be able to sustain our operations.

Our operating results have fluctuated in the past, and we expect a number of factors to cause our operating results to fluctuate in the future, making it difficult for us to accurately forecast our quarterly and annual operating results.

Our revenue, operating results and cash flows depend upon the size and timing of customer orders and payments and the dates of product deliveries and achievement of contractual milestones. We have established strategic relationships with Sanyo Electric Co., Ltd., or Sanyo, and Nissan Motor Co., Ltd., or Nissan. To date, we have derived substantially all our revenue from these two customers through contracts related to testing and engineering services. In addition, we are the prime contractor in a U.S. Navy fuel cell demonstration project. We recognize revenue upon contract completion or as products are delivered to our customer depending upon the type of arrangement. These methods of revenue recognition often result in our receiving payment from a customer and deferring the recognition of the revenue and related costs of uncompleted contracts for some period of time until the milestones are achieved and accepted by the customer and/or the products are delivered. As a result, a new contract may not result in revenue in the quarter or year in which the contract is signed, and we may not be able to predict accurately when revenue and related costs from a contract will be recognized. Any failure or delay in our ability to meet contractual milestones and/or deliver our products to our customers may harm our operating results. Since our operating expenses are based on anticipated revenue and cash flows from contracts and because a high percentage of these expenses are relatively fixed, a delay in revenue and cash flows from one or more contracts could cause significant variations in operating results from quarter to quarter and cause unexpected results. Revenue from contracts that do not meet our revenue recognition policy requirements for which we have been paid or have a valid account receivable are recorded as deferred revenue. Our future operating results and cash flows will depend on many factors, including the following:

•	the size and timing of customer orders, milestone achievement, product delivery and customer acceptance, if required;

•	our success in maintaining and enhancing existing strategic relationships and developing new strategic relationships with potential customers;

•	our ability to protect our intellectual property;

•	actions taken by our competitors, including new product introductions and pricing changes;

•	the costs of maintaining and expanding our operations;

•	customer budget cycles and changes in these budget cycles; and

•	external economic and industry conditions.

As a result of these factors, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance.

If we fail to improve our accounting systems and controls and financial reporting processes, we may be unable to comply with our reporting obligations as a public company.

Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. As an early stage private company, we had limited accounting personnel and other resources with which to address internal controls and procedures. As a result, when our independent registered public accounting firm audited our financial statements for the fiscal years ended March 31, 2003, 2004 and 2005, they identified in their report to our audit committee a “reportable condition,” which primarily related to the fact that we did not have the appropriate financial management and reporting infrastructure in place to accurately and properly record and provide comprehensive financial information in accordance with generally accepted accounting principles. As a result, a number of material audit adjustments to our financial statements were identified during the course of the audit.

In order to address the reportable condition, we retained a controller on a part-time consulting basis in July 2005, whom we expect will become a full-time employee in August 2005. We intend to further develop and document our accounting policies and financial reporting procedures prior to the closing of the offering. If, however, we fail to staff our accounting and finance function adequately or maintain internal controls adequate to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act of 2002, we may be unable to report our financial results accurately or in a timely manner and our business and stock price may suffer.

We expect to depend on Nissan and the U.S. Navy for substantially all our revenue for the foreseeable future, and if Nissan or the U.S. Navy terminates its contract with us, our business will be harmed.

In March 2005, we entered into a collaboration contract with Nissan, and we were awarded a contract with the U.S. Navy. Our collaboration contract with Nissan ends in January 2006 and our contract with the U.S. Navy is ongoing. We anticipate that substantially all our revenue for the foreseeable future will be derived from our contracts with Nissan and the U.S. Navy. If Nissan or the U.S. Navy terminates its contract with us for any reason, our revenue would be reduced and our business would be harmed.

Our contract with Nissan provides that we will develop customized Hoku MEAs for use in Nissan’s automotive fuel cells and an MEA assembly process. Nissan may terminate the contract if we materially breach the contract without curing the breach within 30 days or if we are insolvent or petition in bankruptcy. Our failure to achieve a technical milestone is not a material breach.

Our contract with the U.S. Navy provides that we will develop and demonstrate a PEM fuel cell power plant prototype that incorporates our Hoku MEA within IdaTech, LLC’s fuel cell stacks and integrated fuel cell systems. Under this contract, the U.S. Navy will pay us when we complete specified testing and performance milestones. The U.S. Navy may terminate the contract, in whole or in part, if it is determined that the termination is in the U.S. Government’s interest.

We experience long and variable sales cycles, which could negatively impact our results of operations for any given quarter.

To date, the majority of our revenue has been derived from a few customers, and our customers have spent a significant amount of time considering a wide range of issues before committing to contracts for the testing and evaluation of our products. Further, these customers have not commercially deployed products incorporating Hoku MEAs or Hoku Membranes. We expect that our sales process with potential new customers will continue to require significant technical review, assessment of competitive products and approval at a number of management levels within their organizations. As a result, our sales cycle will likely range from six to nine months, and in some cases even longer, and it will be very difficult to predict whether and when any particular transaction might be completed.

We may need to secure additional funding and may be unable to raise additional capital on favorable terms or at all.

Our cash requirements will depend on numerous factors, including the level of our research and development activities, and the timing of market acceptance of our products. We expect to devote substantial capital resources to continuing our research and development programs and building our manufacturing infrastructure. We believe our current cash, cash equivalents and short-term investments and the net proceeds from the offering will be sufficient to meet our capital requirements for at least the next 12 months. We may need to raise additional funds; however, we may not be able to secure additional funding on acceptable terms or at all. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our then current stockholders may be reduced. If we raise additional funds through the issuance of convertible debt securities, these securities could have rights senior to those of our common stock and could contain covenants that would restrict our operations. If adequate funds are not available to satisfy either short-term or long-term capital requirements, we may be required to limit operations in a manner inconsistent with our research and development, manufacturing and commercialization plans, which could harm our operating results.

If there are any adverse developments in our relationships with Sanyo or Nissan, our efforts to develop and market our products could be delayed.

We have established strategic relationships with Sanyo and Nissan to develop our Hoku MEAs and Hoku Membranes for use in stationary fuel cell systems and automotive fuel cells, respectively. In the stationary market, we are focused on demonstrating that our products meet operating lifetime requirements. In the automotive market, we are focused on increasing power output and demonstrating the operating lifetime of our products within a broader range of operating temperatures, to operate at a lower relative humidity of oxygen and hydrogen and to resist oxidation over prolonged operation. Oxidation is the degradation of membrane material. As with substantially all commercially available membranes, our Hoku Membranes must contain water in order to conduct protons. This potentially limits the ability of our Hoku Membranes to operate at temperatures below freezing and above boiling, which is desirable for some applications, such as those for the automotive market. Sanyo and Nissan may require us to further develop and improve our products before either integrates them into a commercially available PEM fuel cell system or product.

Sanyo and Nissan may also pursue relationships with alternative suppliers even if we are able to meet their cost, durability and performance requirements. Our contracts with Sanyo and Nissan are not exclusive, and Sanyo and Nissan continue to evaluate competing products. We have no agreements or understandings with either Sanyo or Nissan with respect to the future promotion or sales of our products. We have satisfied all of the performance milestones under our contract with Sanyo and, although neither we nor Sanyo has any continuing contractual obligation to work together, we continue to work with Sanyo to conduct joint testing of our Hoku Membrane and Hoku MEA. We each currently bear our own costs with respect to this additional testing. Even if Sanyo and Nissan select our products for integration into their fuel cell systems, we cannot reasonably estimate when they would purchase significant quantities of our products. Any adverse development in our relationship with Sanyo or Nissan could delay our efforts to develop and market our products in the stationary and automotive markets, respectively.

If our products, or PEM fuel cell products in general, do not achieve market acceptance, we may be unable to generate sufficient revenue to continue our operations.

To date, our customers have not commercially deployed products incorporating Hoku MEAs or Hoku Membranes. We do not know the extent to which these or other customers will purchase our products, or whether end-users will buy our customers’ products. If a market for our products fails to develop, or develops more slowly than we anticipate, we may be unable to achieve significant revenue or profitability. The development of a market for our products is dependent on the development of a market for PEM fuel cell systems, which may be impacted by many factors, including:

•	the cost competitiveness of PEM fuel cell systems relative to other power sources;

•	the future cost and availability of hydrogen and the fuels, such as natural gas and methanol, from which it is extracted;

•	consumer willingness to adopt products powered by PEM fuel cells;

•	consumer perceptions of PEM fuel cell safety;

•	adverse regulatory developments, including elimination of governmental PEM fuel cell development and purchasing subsidies and tax credits and the adoption of onerous regulations regarding PEM fuel cell use;

•	barriers to entry created by existing energy providers; and

•	the emergence of new competitive technologies and products.

In addition, our Hoku Membranes are designed to be incorporated into our Hoku MEAs using only our production methods and processes. Manufacturers may find it too difficult to manufacture their own MEAs using our Hoku Membranes, which may limit the market for our Hoku Membranes.

If our competitors are able to develop and market products that customers prefer to our products, we may not be able to generate sufficient revenue to continue operations.

The number of PEM fuel cell membrane and MEA product developers is growing and competition is becoming increasingly intense. There are a number of public and private companies, national laboratories and universities worldwide that are developing fuel cell membranes and MEAs that compete with our products. DuPont, W.L. Gore and 3M sell the majority of PEM fuel cell membranes and MEAs used in PEM fuel cell systems today. In addition, some of our existing and potential customers have internal membrane and MEA development efforts. These development efforts may result in membrane or MEA products that compete with our products. Most of our competitors have substantially greater financial, research and development, manufacturing and sales and marketing resources than we do and may complete the research, development and commercialization of their PEM fuel cell membrane and MEA products more quickly and cost-effectively than we can. In addition, most of our competitors have well-established customer and supplier relationships that may provide them with a competitive advantage with respect to sales opportunities and discounts on materials.

If we are unable to meet recommended government operating specifications, the market for our products may be limited.

The U.S. Department of Energy, in connection with the Solid State Energy Conversion Alliance, a partnership with the National Laboratories and industry, has established 40,000 hours, which represents approximately 4 1/2 years of operation, and 5,000 hours as the commercial operating lifetime targets for fuel cell systems in residential primary stationary and automotive applications, respectively. Neither we nor our customers have tested our products in simulated commercial fuel cell systems to determine their operating lifetimes. As the market for fuel cell systems develops, we expect that governments and regulatory bodies will establish more operating specifications, such as operating lifetime targets, power output targets and similar operating metrics. If we fail to meet existing or any future recommended operating specifications, the market for our products may be limited.

Our business and industry are subject to government regulation, which may harm our ability to market our products.

Our and our customers’ products are subject to federal, state, local and foreign laws and regulations, including, for example, state and local ordinances relating to building codes, public safety, electrical and gas pipeline connections, hydrogen siting and related matters. The level of regulation may depend, in part, upon whether a PEM fuel cell system is placed outside or inside a home or business. As products are introduced into the market commercially, governments may impose new regulations. We do not know the extent to which any such regulations may impact our or our customers’ products. Any regulation of our or our customers’ products, whether at the federal, state, local or foreign level, including any regulations relating to installation and use of our customers’ products, may increase our costs or the price of PEM fuel cell applications and could reduce or eliminate demand for some or all of our or our customers’ products.

If the United States does not develop a new hydrogen production, delivery and refueling infrastructure, the market for fuel cell systems for the automotive market may not develop.

As reported by the U.S. Department of Energy in a February 2003 report to Congress, a new hydrogen production, delivery and refueling infrastructure is necessary for automotive fuel cell technology to achieve its potential cost and environmental benefits. If this infrastructure is not developed, the market for fuel cell technology for the automotive market, and our products, may not develop.

If favorable government policies encouraging the adoption of fuel cell technologies are eliminated or reduced, market acceptance of our products may be reduced or delayed.

The governments of the United States, Canada, Japan and certain European countries have provided funding to promote the development and use of fuel cells. Tax incentives have also been initiated in Japan, and have been proposed in the United States and other countries, to stimulate the growth of the fuel cell market by reducing the cost of these fuel cell systems to consumers. If these countries reduce or eliminate their funding of fuel cell research and development, reduce their purchases of fuel cell systems, adversely change their tax policies or fail to adopt favorable tax policies, the market for fuel cell systems would be reduced. Any decrease in the market for fuel cell systems will decrease the demand for our Hoku MEAs and Hoku Membranes.

Adverse events involving our products or fuel cell systems could negatively affect consumer perceptions of us and the fuel cell industry.

A well-publicized malfunction, design defect or perceived problem in our products or fuel cell systems in general could harm the market’s perception of fuel cell systems or our products resulting in a decline in demand for fuel cell systems and for our products. We plan to conduct public demonstrations with our customers of PEM fuel cell systems that incorporate our Hoku MEA and Hoku Membrane products. If we or our customers encounter problems or delays during these demonstrations, including technology or product failures, market acceptance of our products may be reduced or slowed.

Defects in our products could result in a loss of revenue, unexpected expenses and harm to our business reputation.

Our products are complex and must meet stringent quality requirements. Products as complex as ours may contain defects that are not detected until after the products are shipped because we and our customers cannot test for all possible scenarios. These defects could cause us to incur significant re-engineering costs and divert the attention of our engineering personnel from product development efforts. Defects could also trigger warranty obligations and lead to product liability as a result of lawsuits against us or our customers. Upon commercialization of our products, we may be required to indemnify our customers in some circumstances against liability from product defects. A successful product liability claim against us could result in significant damage payments, which would negatively affect our financial results.

We may not be able to protect our intellectual property, and we could incur substantial costs defending ourselves against claims that our products infringe on the proprietary rights of others.

Our ability to compete effectively will depend on our ability to protect our Hoku MEAs, Hoku Membranes and manufacturing processes. We rely in part on patents, trade secrets and policies and procedures related to confidentiality to protect our intellectual property. However, much of our intellectual property is not covered by any patent or patent application. Confidentiality agreements to which we are party may be breached, and we may not have adequate remedies for any breach. Our trade secrets may also become known without breach of these agreements or may be independently developed by our competitors. Our inability to maintain the proprietary nature of our technology and processes could allow our competitors to limit or eliminate any of our potential competitive advantages. Moreover, our patent applications may not result in the grant of patents either in the United Sates or elsewhere. Further, in the case of our issued patent or our patents that may issue, we do not know whether the claims allowed will be sufficiently broad to protect our technology or processes. Even if some or all of our patent applications issue and are sufficiently broad, our patents may be challenged or invalidated and we may not be able to enforce them. We could incur substantial costs in prosecuting or defending patent infringement suits or otherwise protecting our intellectual property rights. We do not know whether we have been or will be completely successful in safeguarding and maintaining our proprietary rights. Moreover, patent applications filed in foreign countries may be subject to laws, rules and procedures that are substantially different from those of the United States, and any resulting foreign patents may be difficult and expensive to enforce. Further, our competitors may independently develop or patent technologies or processes that are substantially equivalent or superior to ours. If we are found to be infringing third-party patents, we could be required to pay substantial royalties and/or damages, and we do not know whether we will be able to obtain licenses to use these patents on acceptable terms, if at all. Failure to obtain needed licenses could delay or prevent the development, manufacture or sale of our products, and could necessitate the expenditure of significant resources to develop or acquire non-infringing intellectual property.

Asserting, defending and maintaining our intellectual property rights could be difficult and costly, and failure to do so might diminish our ability to compete effectively and harm our operating results. We may need to pursue lawsuits or legal actions in the future to enforce our intellectual property rights, to protect our trade secrets and domain names, and to determine the validity and scope of the proprietary rights of others. If third parties prepare and file applications for trademarks used or registered by us, we may oppose those applications and be required to participate in proceedings to determine priority of rights to the trademark.

We cannot be certain that others have not filed patent applications for technology covered by our issued patent or our pending patent applications or that we were the first to invent technology because:

•	some patent applications in the United States may be maintained in secrecy until the patents are issued;

•	patent applications in the United States and many foreign jurisdictions are typically not published until 18 months after filing; and

•	publications in the scientific literature often lag behind actual discoveries and the filing of patents relating to those discoveries.

Competitors may have filed applications for patents, may have received patents and may obtain additional patents and proprietary rights relating to products or technology that block or compete with our products and technology. Due to the various technologies involved in the development of fuel cell systems, including membrane and MEA technologies, it is impracticable for us to affirmatively identify and review all issued patents that may affect our products. Although we have no knowledge that our products and technology infringe any third party’s intellectual property rights, we cannot be sure that we do not infringe any third party’s intellectual property rights. We may have to participate in interference proceedings to determine the priority of invention and the right to a patent for the technology. Litigation and interference proceedings, even if they are successful, are expensive to pursue and time-consuming, and we could use a substantial amount of our financial resources in either case.

The loss of any of our executive officers or the failure to attract or retain specialized technical and management personnel could impair our ability to grow our business.

We are highly dependent on our executive officers, including Dustin M. Shindo, our Chairman of the Board of Directors, President and Chief Executive Officer, and Karl M. Taft III, our Chief Technology Officer. Due to the specialized knowledge that each of our executive officers possesses with respect to our technology or operations, the loss of service of any of our executive officers would harm our business. We do not have employment agreements with any of our executive officers, and each may terminate his employment without notice and without cause or good reason. In addition, we do not carry key man life insurance on our executive officers.

All of our operations are currently located in Hawaii, which has a limited pool of qualified applicants for our specialized needs. Our future success will depend, in part, on our ability to attract and retain qualified management and technical personnel, many of whom must be relocated from the continental United States or other countries. We may not be successful in hiring or retaining qualified personnel. Our inability to hire qualified personnel on a timely basis, or the departure of key employees, could harm our business.

We may have difficulty managing change in our operations, which could harm our business.

We continue to undergo rapid change in the scope and breadth of our operations as we seek to grow our business. Our potential growth will place a significant strain on our senior management team and other resources. We will be required to make significant investments in our engineering, logistics, financial and management information systems. In particular, we currently have limited resources dedicated to sales and marketing activities and will need to expand our sales and marketing infrastructure to support our customers. Our business could be harmed if we encounter difficulties in effectively managing our potential growth. In addition, we may face difficulties in our ability to predict customer demands accurately, which could strain our support staff and our ability to meet those demands.

If we are unable to manufacture our products efficiently in significant volumes, we may continue to incur losses.

We have no experience manufacturing our products in significant volumes. To date, we have focused primarily on research and development and very low volume manufacturing. We expect to complete construction and build-out of an approximately 14,000 square foot combined office, research and development and manufacturing facility by September 2005. We have purchased a customized piece of manufacturing equipment for the new facility. If the equipment does not operate as designed, our ability to manufacture our products in significant volumes will be delayed and our business would suffer.

We may not be able to develop and implement efficient, low-cost manufacturing capabilities and processes that will enable us to manufacture our products in significant volumes while meeting the quality, price, durability, engineering, design and production standards required to market our products successfully. If we fail to develop and implement these manufacturing capabilities and processes, we may be unable to sell our products at a profit because the per unit cost of our products is highly dependent upon production volumes and the level of automation in our manufacturing processes.

Our planned production capacity expansion will increase our fixed costs. Even if we are successful in developing our manufacturing capabilities and processes, we may be unable to increase our sales volumes to utilize the additional manufacturing capacity of our new facility, which would negatively impact our gross margins and our ability to become profitable.

We rely on single suppliers and, if these suppliers fail to deliver materials that meet our quality requirements in a timely manner or at all, the manufacture of our products would be limited.

We rely on single suppliers to provide certain materials, such as our platinum-based catalyst, porous carbon materials and a customized monomer, that we use to manufacture our Hoku MEAs and Hoku Membranes. We are dependent on these suppliers to provide us with materials in a timely manner that meet our quality, quantity and cost requirements. If we lost one of these suppliers and were unable to obtain an alternate source on a timely basis or on terms acceptable to us, our production schedules could be delayed and we could fail to meet our customers’ demands. In addition, to the extent that our suppliers use technology or manufacturing processes that are proprietary, we may be unable to obtain comparable materials or components from alternative sources. We procure some of our base materials from chemical and materials companies that are also our competitors. These companies may choose in the future not to sell these materials to us at all, or may raise their prices to a level that would prevent us from selling our products on a profitable basis.

We use materials that are considered hazardous in our manufacturing processes and, therefore, we could be liable for environmental damages resulting from our research, development or manufacturing operations.

We use solvents, volatile organic compounds and other materials in our membrane and MEA research and development and manufacturing processes that are considered hazardous to the environment and a risk to public health and safety by federal and state regulatory authorities. We also use hydrogen, a highly flammable fuel, to test our products. Compliance with environmental laws and regulations may be expensive, and current or future environmental regulations may increase our research and development or manufacturing costs and may require us to halt or suspend our operations until we regain compliance. To date, compliance with environmental laws and regulations has not had a material effect on our business or operations. If we have an accident at our facility involving a spill or release of these substances, we may be subject to civil and/or criminal penalties, including financial penalties and damages, and possibly injunctions preventing us from continuing our operations. Any liability for penalties or damages, and any injunction resulting from damages to the environment or public health and safety, could harm our business. We do not have any insurance for liabilities arising from the use and handling of hazardous materials.

Any significant and prolonged disruption of our operations in Hawaii could result in production delays that would reduce our revenue.

All of our operations are located in Hawaii, which is subject to the potential risk of earthquakes, hurricanes, tsunamis and other natural disasters. The occurrence of an earthquake, hurricane, tsunami or other natural disaster at or near our current or planned facility could result in damage, power outages and other disruptions that would interfere with our ability to conduct our business, including impairing our ability to develop and manufacture our products. Any significant and prolonged disruption resulting from these events would cause delays in the manufacture and shipment of our products.

Most of the materials we use must be delivered via air or sea, and some of the equipment used in our production process can only be delivered via sea. Hawaii has a large union presence and has historically experienced labor disputes, including dockworker strikes that have prevented or delayed cargo shipments. Any future dispute that delays shipments via air or sea could prevent us from manufacturing or delivering our products in time to meet our customers’ requirements, or might require us to seek alternative and more expensive freight forwarders or contract manufacturers, which could increase our expenses.

We have significant international activities and customers that subject us to additional business risks, including increased logistical complexity and regulatory requirements, which could result in a decline in our revenue.

International sales accounted for substantially all of our revenue in fiscal 2004 and 2005. We anticipate that international sales will continue to account for a significant percentage of our revenue. International sales can be subject to many inherent risks that are difficult or impossible for us to predict or control, including:

•	political and economic instability;

•	unexpected changes in regulatory requirements and tariffs;

•	difficulties and costs associated with staffing and managing foreign operations, including foreign distributor relationships;

•	longer accounts receivable collection cycles in certain foreign countries;

•	adverse economic or political changes;

•	unexpected changes in regulatory requirements;

•	more limited protection for intellectual property in some countries;

•	potential trade restrictions, exchange controls and import and export licensing requirements;

•	U.S. and foreign government policy changes affecting the markets for our products;

•	problems in collecting accounts receivable; and

•	potentially adverse tax consequences of overlapping tax structures.

All of our contracts are denominated in U.S. dollars. Therefore, increases in the exchange rate of the U.S. dollar to foreign currencies will cause our products to become relatively more expensive to customers in those countries, leading to a reduction in sales or profitability in some cases.

Risks Related to Our Offering

If our stock price is volatile, purchasers of our common stock could incur substantial losses.

Our stock price is likely to be volatile. The stock market in general and the market for technology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of similar volatility in the future, investors in our common stock may not be able to sell their shares at or above the initial public offering price. The market price of our common stock may fluctuate significantly in response to a number of factors, including:

•	variations in our financial results or those of our competitors and our customers;

•	announcements by us, our competitors and our customers of acquisitions, new products, significant contracts, commercial relationships or capital commitments;

•	failure to meet the expectations of securities analysts or investors with respect to our financial results;

•	our ability to develop and market new and enhanced products on a timely basis;

•	litigation;

•	changes in our management;

•	changes in governmental regulations or in the status of our regulatory approvals;

•	future sales of our common stock;

•	investors’ perceptions of us; and

•	general economic, industry and market conditions.

In addition, in the past, following periods of volatility and a decrease in the market price of a company’s securities, securities class action litigation has often been instituted against the company. Class action litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

No public market for our common stock currently exists and an active trading market may not develop or be sustained following the offering.

Prior to the offering, there has been no public market for our common stock. An active trading market for our common stock may never develop or be sustained following the offering. The initial public offering price for our common stock will be determined through negotiations between the underwriters and us. The initial public offering price may vary from the market price of our common stock after the offering. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The market price of our common stock may decline below the initial public offering price.

If you purchase shares of common stock in the offering, you will suffer immediate and substantial dilution of your investment.

Purchasers of common stock in the offering will pay a price per share that substantially exceeds the per share value of our tangible assets less our liabilities and the per share prices paid by our existing stockholders and by persons who exercise currently outstanding options and warrants to acquire our common stock. At an assumed initial public offering price of $8.00 per share, you will experience immediate and substantial dilution of $5.79 per share, representing the difference between our pro forma as adjusted net tangible book value per share after giving effect to the offering and the assumed initial public offering price. In addition, purchasers of common stock in the offering will have contributed approximately 81.1% of the aggregate price paid by all purchasers of our stock but will own only approximately 25.8% of our common stock outstanding after the offering. The exercise of outstanding options and warrants will result in further dilution. For a further description of the dilution that you will experience immediately after the offering, please see “Dilution.”

Our executive officers, directors and principal stockholders own a significant percentage of our capital stock and will be able to exercise control over our operations following the offering.

As of June 30, 2005, Dustin M. Shindo, our Chairman of the Board of Directors, President and Chief Executive Officer, held of record approximately 38.5% of our capital stock. Our executive officers, directors and principal stockholders, together with their affiliates, as of June 30, 2005, in the aggregate, beneficially owned approximately 87.3% of our capital stock, including shares subject to outstanding options and warrants. Upon the closing of the offering, this same group will continue to hold at least a majority of our outstanding voting stock. Thus, even after the offering, these stockholders, acting together, will be able to determine the composition of our board of directors, retain the voting power to approve all matters requiring stockholder approval, and continue to have control over our operations. The interests of these stockholders may be different than the interests of other stockholders on these matters. This concentration of ownership could also have the effect of delaying or preventing a change of control of Hoku or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could reduce the price of our common stock.

We will have broad discretion in the use of the net proceeds from the offering and may not use them effectively.

We cannot specify with certainty the particular uses of the net proceeds we will receive from the offering. Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in “Use of Proceeds.” Accordingly, investors in the offering will have to rely upon the judgment of our management with respect to the use of the proceeds, with only limited information concerning management’s specific intentions. Our management may spend a portion or all of the net proceeds from the offering in ways that our stockholders may not desire or that may not yield a favorable return. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from the offering in a manner that does not produce income or that loses value.

Anti-takeover defenses that we have in place could prevent or frustrate attempts by stockholders to change our directors or management.

Provisions in our amended and restated certificate of incorporation and bylaws may make it more difficult for or prevent a third party from acquiring control of Hoku without the approval of our board of directors. These provisions:

•	establish a classified board of directors, so that not all members of our board of directors may be elected at one time;

•	set limitations on the removal of directors;

•	limit who may call a special meeting of stockholders;

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon at stockholder meetings;

•	prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders; and

•	provide our board of directors the ability to designate the terms of and issue new series of preferred stock without stockholder approval.

These provisions may have the effect of entrenching our management team and may deprive investors of the opportunity to sell their shares to potential acquirors at a premium over prevailing prices. This potential inability to obtain a control premium could reduce the price of our common stock.

As a Delaware corporation, we are also subject to Delaware anti-takeover provisions. Our board of directors could rely on Delaware law to prevent or delay an acquisition.

Future sales of shares by our existing stockholders could cause our stock price to decline.

If our existing stockholders sell a large number of shares of common stock or the public market perceives that existing stockholders might sell shares of common stock, the market price of our common stock would likely decline significantly. Based on shares outstanding as of June 30, 2005, upon the closing of the offering, assuming no outstanding options and warrants are exercised prior to the closing of the offering, existing stockholders will hold approximately 12,458,321 shares of our common stock. All of the shares offered by this prospectus will be freely tradable without restriction or further registration under the federal securities laws, unless purchased by our affiliates. The 12,458,321 shares outstanding upon the closing of the offering held by existing stockholders are subject to lock-up agreements with Piper Jaffray or with us for at least 180 days.

Existing stockholders holding an aggregate of 12,036,655 shares of common stock have rights with respect to the registration of these shares of common stock with the Securities and Exchange Commission. See “Description of Capital Stock—Registration Rights.” If we register their shares of common stock following the expiration of the lock-up agreements discussed above, these stockholders will be able to sell those shares immediately in the public market.

Promptly following the offering, we intend to register approximately 1,894,998 shares of common stock that are authorized for issuance under our equity incentive plans. As of June 30, 2005, 636,651 shares were subject to outstanding options, of which 150,274 shares were vested. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements referred to above and restrictions on our affiliates.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to our management. The forward-looking statements are contained principally in the sections entitled “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds” and “Business.” Forward-looking statements include all statements other than statements of historical fact contained in this prospectus, including, but not limited to, statements about:

•	our expectations regarding the potential size and growth of the fuel cell and MEA markets in general and our revenues in particular;

•	our expectations regarding the market acceptance of our products;

•	our expectations with respect to our intellectual property position;

•	our estimates regarding our capital requirements and our need for additional financing;

•	future events;

•	our future financial performance;

•	our business strategy and plans; and

•	objectives of management for future operations.

In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance, time frames or achievements to be materially different from any future results, performance, time frames or achievements expressed or implied by the forward-looking statements. We discuss many of these risks, uncertainties and other factors in this prospectus in greater detail under the heading “Risk Factors.” Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements. Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus forms a part, completely and with the understanding that our actual future results may be materially different from what we expect. We hereby qualify all of our forward-looking statements by these cautionary statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

This prospectus also contains marketing and industry data that we obtained from reports from Allied Business Intelligence, Inc. We have not independently verified the accuracy of this information.

USE OF PROCEEDS

We estimate that we will receive approximately $29.7 million in net proceeds from the offering, or $34.4 million if the underwriters’ over-allotment option is exercised in full, based upon an assumed initial public offering price of $8.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses.

We expect to use the net proceeds from the offering as follows:

•	approximately $6.0 million for the construction and build-out of a combined office, research and development and manufacturing facility;

•	approximately $5.0 million for continued product research and development; and

•	the balance for working capital and other general corporate purposes.

We intend to draw down up to $3.0 million under our credit facility with Central Pacific Bank to fund, in part, the construction and build-out of our new facility during the second quarter of fiscal 2006. Our credit facility with Central Pacific Bank bears interest at a rate of 5.3% and is repayable on a monthly basis through June 2008. The proceeds of this offering may be used to repay all or a portion of any amounts that we draw down under our credit facility.

We may also use a portion of the net proceeds to acquire or invest in complementary businesses, technologies or products; however we have no current plans, agreements or commitments with respect to any such acquisition or investment. The timing and amount of our actual capital expenditures will be based on many factors, including cash flows from operations and the potential growth of our business. Accordingly, management will retain broad discretion as to the allocation of the net proceeds of the offering. We believe that the net proceeds from the offering, together with our cash, cash equivalents and short-term investment balances, will be sufficient to meet our anticipated capital expenditures and cash requirements through at least the next 12 months. Pending these uses, we plan to invest the net proceeds in short-term, investment grade, interest-bearing securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings to finance the growth and development of our business and, therefore, do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend upon our financial condition, operating results and capital requirements, any contractual restrictions and other factors that our board of directors deems relevant.

CAPITALIZATION

The following table presents our capitalization as of March 31, 2005:

•	on an actual basis;

•	on a pro forma basis to reflect the conversion of all outstanding shares of our preferred stock into 5,919,988 shares of common stock immediately prior to the closing of the offering; and

•	on a pro forma as adjusted basis to reflect (a) the conversion of all outstanding shares of our preferred stock into 5,919,988 shares of common stock immediately prior to the closing of the offering and (b) the sale of 4,200,000 shares of common stock at an assumed initial public offering price of $8.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses.

You should read this table in conjunction with “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2005
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands)
Long-term portion of capital lease obligation	$5	$5	$5

Stockholders’ equity:
Convertible preferred stock, $0.001 par value; issuable in series, 8,587,095 shares authorized, 5,919,988 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	7,820	—	—
Preferred stock, $0.001 par value; no shares authorized, issued and outstanding, actual; 5,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock, $0.001 par value; 18,667,600 shares authorized, 6,155,834 shares issued and outstanding, actual; 100,000,000 shares authorized, 12,075,822 shares issued and outstanding, pro forma; 16,275,822 issued and outstanding, pro forma as adjusted	6	12	16
Additional paid-in capital	4,959	12,773	42,517
Accumulated deficit	(6,506)	(6,506)	(6,506)
Accumulated other comprehensive loss	(47)	(47)	(47)

Total stockholders’ equity	6,232	6,232	35,980

Total capitalization	$6,237	$6,237	$35,985

The actual, pro forma and pro forma as adjusted numbers of shares of common stock shown as issued and outstanding in the table above exclude:

•	659,984 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2005, at a weighted average exercise price of $0.72 per share;

•	199,998 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2005, at a weighted average exercise price of $0.11 per share, all of which will terminate if not exercised prior to the closing of the offering;

•	362,500 shares of common stock subject to repurchase as of March 31, 2005, at a price of $0.000020834 per share; and

•	1,238,347 additional shares of common stock available for future issuance under our equity incentive plans as of March 31, 2005.

DILUTION

If you invest in our common stock in the offering, your interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and our pro forma as adjusted net tangible book value per share after the offering. Pro forma net tangible book value per share represents total tangible assets less total liabilities, divided by the number of shares of common stock outstanding and gives effect to the automatic conversion of all outstanding shares of our preferred stock into 5,919,988 shares of common stock immediately prior to the closing of the offering. Our pro forma net tangible book value as of March 31, 2005 was approximately $6.2 million, or approximately $0.52 per share.

Dilution per share to new investors represents the difference between the amount per share paid by new investors who purchase shares of common stock in the offering and the pro forma as adjusted net tangible book value per share after the offering. Giving effect to the sale of 4,200,000 shares of common stock at an assumed initial public offering price of $8.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value as of March 31, 2005 would have been $36.0 million, or $2.21 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $1.69 per share to existing stockholders and an immediate dilution of $5.79 per share to new investors purchasing shares of common stock in the offering at the assumed initial public offering price.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share of common stock		$8.00
Pro forma net tangible book value per share as of March 31, 2005	$0.52
Increase per share attributable to new investors in the offering	1.69

Pro forma as adjusted net tangible book value per share after the offering		2.21

Dilution per share to new investors in the offering		$5.79

If the underwriters exercise their over-allotment option to purchase up to 630,000 additional shares in the offering, our pro forma as adjusted net tangible book value per share as of March 31, 2005 would be $40.7 million, representing an immediate increase in pro forma as adjusted net tangible book value of $1.89 per share to our existing stockholders and an immediate dilution of $5.59 per share to new investors in the offering.

The following table summarizes as of March 31, 2005, on the pro forma as adjusted basis described above, the number of shares of common stock purchased from us, the total consideration paid to us and the weighted average price per share paid to us by existing stockholders and to be paid by new investors purchasing shares of common stock in the offering. The table assumes an initial public offering price of $8.00 per share, before deducting the underwriting discounts and commissions and estimated offering expenses.

	Shares Purchased		Total Consideration		Weighted Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	12,075,822	74.2%	$7,825,846	18.9%	$0.65
New investors	4,200,000	25.8	33,600,000	81.1	$8.00

Total	16,275,822	100.0%	$41,425,846	100.0%

The discussion and tables above are based on 12,075,822 shares of common stock outstanding as of March 31, 2005. This number excludes:

•	659,984 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2005, at a weighted average exercise price of $0.72 per share;

•	199,998 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2005, at a weighted average exercise price of $0.11 per share, all of which will terminate if not exercised prior to the closing of the offering;

•	362,500 shares of common stock subject to repurchase as of March 31, 2005, at a price of $0.000020834 per share; and

•	1,238,347 additional shares of common stock available for future issuance under our equity incentive plans as of March 31, 2005.

SELECTED FINANCIAL DATA

The statements of operations data for the fiscal years ended March 31, 2003, 2004 and 2005 and the balance sheet data as of March 31, 2004 and 2005 have been derived from our audited financial statements included elsewhere in this prospectus. The statements of operations data for the period from March 23, 2001 (inception) to March 31, 2002 and the balance sheet data as of March 31, 2002 and 2003 have been derived from our audited financial statements not included in this prospectus. Historical results are not necessarily indicative of future results. You should read this data together with our financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	March 23, 2001 (Inception) to March 31, 2002	Fiscal Year Ended March 31,
		2003	2004	2005
	(in thousands, except share and per share data)
Statements of Operations Data:
Revenue:
Service and license revenue	$—	$20	$55	$2,933
Government grant revenue	—	125	—	—

Total revenue	—	145	55	2,933
Cost of revenue:
Cost of service and license revenue(1)	—	—	3	458
Cost of government grant revenue	—	84	—	—

Total cost of revenue	—	84	3	458

Gross margin	—	61	52	2,475

Operating expenses:
Selling, general and administrative(1)	69	2,235	2,009	2,132
Research and development(1)	13	733	1,074	1,419

Total operating expenses	82	2,968	3,083	3,551

Loss from operations	(82)	(2,907)	(3,031)	(1,076)
Interest and other income	—	6	15	98

Loss before income tax benefit	(82)	(2,901)	(3,016)	(978)
Income tax benefit	—	(70)	(151)	(250)

Net loss	$(82)	$(2,831)	$(2,865)	$(728)

Basic and diluted net loss per share	$(0.01)	$(0.92)	$(0.72)	$(0.13)

Shares used in computing basic and diluted net loss per share	6,172,777	3,076,943	3,965,626	5,474,499

Pro forma basic and diluted net loss per share (unaudited)(2)				$(0.07)

Shares used in computing pro forma basic and diluted net loss per share (unaudited)(2)				11,113,937

(1)Includes stock-based compensation as follows:
Cost of service and license revenue	$—	$—	$—	$24
Selling, general and administrative	—	1,860	1,113	979
Research and development	—	327	212	261

Total	$—	$2,187	$1,325	$1,264

(2)	See note 1 to notes to financial statements for a description of the method used to compute pro forma basic and diluted net loss per share and shares used in computing pro forma basic and diluted net loss per share.

	As of March 31,
	2002	2003	2004	2005
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$61	$766	$3,201	$4,159
Working capital	26	762	2,525	3,688
Total assets	90	969	4,137	10,782
Long-term obligations	—	93	15	5
Total stockholders’ equity	26	785	3,056	6,232

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with our financial statements and related notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those set forth under “Risk Factors” and elsewhere in this prospectus. Our fiscal year ends on March 31. We designate our fiscal year by the year in which that fiscal year ends; e.g., fiscal 2003 refers to our fiscal year ended March 31, 2003.

Overview

We design, develop and manufacture membrane electrode assemblies, or MEAs, and non-fluorinated membranes for proton exchange membrane, or PEM, fuel cells. We develop custom monomers and polymers for our Hoku Membranes—the core technology of our Hoku MEAs. MEAs are an integral component of PEM fuel cells. Monomers are the molecular components of polymer-based membranes. Based on our internal tests, we believe our products address the cost, durability, performance and environmental challenges facing users of commercially available MEAs and membranes. Our monomer materials and polymer synthesis process are designed to allow us to control the cost, durability and performance characteristics of our Hoku Membranes. We believe our products will enable PEM fuel cell systems to compete with power sources that rely on existing technologies, such as combustion engines and conventional batteries. Hoku MEAs and Hoku Membranes are designed for the residential primary power and commercial back-up power markets, which we refer to collectively as the stationary market, and for the automotive market. We currently have strategic relationships with Sanyo Electric Co., Ltd., or Sanyo, and Nissan Motor Co., Ltd., or Nissan. In addition, we are the prime contractor in a U.S. Navy fuel cell demonstration project. To date, our customers have not commercially deployed products incorporating Hoku MEAs or Hoku Membranes, and we have not sold any products commercially. Our goal is to be a leading provider of MEA products for PEM fuel cell applications.

We were incorporated in Hawaii in March 2001, were reincorporated in Delaware in December 2004 and have a limited operating history. Since our inception, we have focused our efforts on the design and development of fuel cell technologies, including our Hoku MEAs and Hoku Membranes. Our products have all been developed internally by our research and development team leveraging both preexisting publicly available technology and our own proprietary developments. We have incurred net losses in each year since our inception and, as of March 31, 2005, had an accumulated deficit of $6.5 million. We expect to incur further losses as we expand our manufacturing facilities and operations. We have financed our operations primarily through private placements of preferred stock, raising aggregate gross proceeds of $7.8 million, and from cash payments by our customers for testing and engineering services and delivery of licensed products.

Financial Operations Review

Revenue

To date, we have derived substantially all our revenue from Sanyo and Nissan through contracts related to testing and engineering services. We have pursued engineering service contracts in order to strategically fund integration of our technology into our customers’ products. We anticipate our revenue in fiscal 2006 and 2007 to be principally comprised of service and license revenue from Nissan and the U.S. Navy. Revenue under our service contracts is recognized upon the completion of all of the contractual milestones and customer acceptance. Revenue under our license contracts is recognized upon the delivery of the associated licensed products.

Sanyo Electric Co., Ltd.    In March 2003, we entered into a contract with Sanyo to jointly develop an MEA assembly process using our Hoku Membranes for integration into Sanyo’s stationary fuel cell systems. The term of the contract ends in September 2009, but will automatically renew for an additional five years unless we and Sanyo agree not to renew it. We have satisfied all of the performance milestones under the contract and, although neither we nor Sanyo has any continuing contractual obligation to work together, we continue to work with Sanyo to conduct joint testing of our Hoku Membrane and Hoku MEA. We each currently bear our own costs with respect to this additional testing. We do not anticipate recognizing or receiving any further revenue from Sanyo under this contract. Sanyo paid us $2.0 million under the contract, consisting of (a) a payment of $1.0 million in April 2003, which was recorded as deferred revenue in fiscal 2004, but not recognized as service and license revenue until fiscal 2005 when all the milestones were completed and accepted by Sanyo and (b) two payments of $500,000, $1.0 million in aggregate, in fiscal 2005 upon our achievement of designated performance milestones, which were also recognized as service and license revenue in fiscal 2005 when all the milestones were completed and accepted by Sanyo. Sanyo was obligated to pay us an additional $500,000 based on our achievement of the final performance milestones in February 2005. Sanyo paid us $500,000 in May 2005. This amount was recognized as service and license revenue and recorded as an account receivable in fiscal 2005 when all the milestones were completed and accepted by Sanyo. In addition, in June 2003, Sanyo purchased 333,333 shares of our Series B preferred stock at $3.00 per share.

Nissan Motor Co., Ltd.    In March 2004, we entered into a testing and evaluation contract with Nissan under which we were paid $100,000, which was recognized as revenue in fiscal 2005. This contract was amended in May 2004 to provide for additional testing and ended in September 2004 upon completion of the testing.

In September 2004, we entered into two contracts with Nissan, an engineering contract to customize our Hoku MEAs for integration into Nissan’s automotive fuel cells and a membrane and MEA purchase contract. Nissan paid us $400,000 under the engineering contract. The engineering contract ended in accordance with its terms in March 2005. Under the purchase contract, we agreed to deliver our Hoku MEAs and Hoku Membranes to Nissan in exchange for $1.3 million. The $1.7 million of payments were recorded as deferred revenue upon receipt. In fiscal 2005, we recognized $250,000, of the $1.3 million, as service and license revenue and $77,000, of the $400,000, as service and license revenue based on product deliveries. This contract expired in March 2005. At Nissan’s request, we verbally modified the contract in March 2005. The modification to the contract was made to allow Nissan to adjust its internal testing schedule. We remain obligated to deliver the Hoku MEAs and Hoku Membranes in accordance with the original purchase contract. We expect to deliver the remaining Hoku MEAs and Hoku Membranes on a purchase order basis in fiscal 2006 and recognize as revenue the remaining $1.4 million of deferred revenue.

In March 2005, we entered into a collaboration contract with Nissan to develop customized Hoku MEAs and a Hoku MEA assembly process for use in Nissan’s automotive fuel cells. Under the collaboration contract, which ends in January 2006, Nissan was obligated to pay us $2.8 million upon execution of the contract and an additional $240,000 upon our achievement of specified milestones. We recorded the $2.8 million as an account receivable and as deferred revenue in fiscal 2005. Nissan paid us $2.8 million in May 2005. We expect to complete delivery of engineering and testing services under the collaboration contract in December 2005.

U.S. Navy - Naval Air Warfare Center Weapons Division.    In March 2005, we were awarded a contract with the U.S. Navy to develop and demonstrate a PEM fuel cell power plant prototype that incorporates our Hoku MEAs within IdaTech, LLC, or IdaTech, fuel cell stacks and integrated fuel cell systems. In March 2005, upon the completion of specified milestones, the U.S. Navy agreed to pay us $112,000, which was recorded as an account receivable and deferred revenue. Under the contract, the U.S. Navy will pay us up to an additional aggregate amount of $2.0 million as milestones are completed under the contract.

If we meet the milestones, the U.S. Navy may also exercise two options. The first option is to purchase 11 fuel cell power plants for which the U.S. Navy has agreed to pay us a total of $1.1 million in installments as we complete each fuel cell power plant. The second option is to have us operate and maintain 10 of the 11 fuel cell power plants purchased under the first option for a period of 12 months at a U.S. Navy facility, for which the U.S. Navy has agreed to pay us a total of $1.4 million in 12 equal monthly installments.

Revenue under this arrangement will be recognized pursuant to Emerging Issues Task Force No. 00-21, Revenue Arrangements with Multiple Deliverables, and the initial contract and any options that the U.S. Navy may exercise will be accounted for as a single unit of accounting, with revenue recognition to occur over the period of the second option as the combined elements are delivered. If the options are not exercised, revenue will be recognized upon completion and customer acceptance of all specified testing and performance milestones of the contract.

Electric Power Development Co.    In August 2003, we entered into a testing and evaluation contract, which was amended in February 2004, with Electric Power Development Co., a Japan-based wholesale generator of electricity, pursuant to which our Hoku Membrane was tested in a di-methyl-ether, or DME, fuel cell. The $55,000 that we received under this contract accounted for 100% of our revenue in fiscal 2004. After the expiration of this contract in September 2004, we determined that it would not be cost-effective for us to develop a specialized product for DME fuel cells and that we should continue our focus on developing Hoku Membranes and Hoku MEAs for hydrogen fuel cells.

Cost of Revenue

Our cost of revenue consists of manufacturing expenses, including employee compensation and supplies and materials. In fiscal 2006, we will begin allocating overhead to our cost of revenue, such costs were immaterial in fiscal 2005 and in prior fiscal years. We expect our cost of revenue to increase on an absolute basis as our product manufacturing activities and revenue increase.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist primarily of compensation, including stock-based compensation, for executive, sales and marketing, finance and administrative personnel. Other significant costs include professional fees for accounting and legal services. We expect our selling, general and administrative expenses to increase significantly due to increased staffing and the costs associated with operating as a publicly traded company.

Research and Development Expenses

Research and development expenses consist primarily of compensation, including stock-based compensation, for research and development personnel. Other significant costs include facility costs, the cost of supplies and materials, depreciation and amortization and consulting fees. We expense research and development expenses as they are incurred. We expect our research and development expenses to increase significantly as we enhance our current products, research new products and hire additional employees.

Results of Operations

Fiscal Years Ended March 31, 2003, 2004 and 2005

Revenue.    Revenue was $145,000 in fiscal 2003, $55,000 in fiscal 2004 and $2.9 million in fiscal 2005. The $90,000 decrease from fiscal 2003 to 2004 was due to the absence of government grants in fiscal 2004. The $2.8 million increase from fiscal 2004 to 2005 was primarily due to the completion of service contracts with Sanyo and Nissan for $2.5 million and $177,000, respectively. In fiscal 2005, we also recognized $256,000 in service and license revenue, substantially all of which came from product licenses to Nissan.

Cost of Revenue.    Cost of revenue was $84,000 in fiscal 2003, $3,000 in fiscal 2004 and $458,000 in fiscal 2005. The $81,000 decrease from fiscal 2003 to 2004 was due to the absence of government grants and associated costs in fiscal 2004. The $455,000 increase from fiscal 2004 to 2005 was primarily due to the costs related to service and license contracts with Sanyo and Nissan.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses were $2.2 million in fiscal 2003, $2.0 million in fiscal 2004 and $2.1 million in fiscal 2005. The $226,000 decrease from fiscal 2003 to 2004 was primarily due to a decrease in stock-based compensation of $747,000 partially offset by an increase in compensation expense of $144,000 as we added finance and administrative personnel and raised salaries, and professional fees of $151,000 related to patent prosecution. The $123,000 increase from fiscal 2004 to 2005 was primarily due to an increase in compensation expense of $69,000 as we raised salaries and added finance and administrative personnel, higher professional fees of $58,000 related to patent prosecution, higher bank charges of $37,000 related to a credit facility application fee and higher facility costs of $19,000, partially offset by a decrease in stock-based compensation expense of $134,000. We had 3, 4 and 8 employees serving in selling, general and administrative functions as of March 31, 2003, 2004 and 2005, respectively.

Research and Development Expenses.    Research and development expenses were $733,000 in fiscal 2003, $1.1 million in fiscal 2004 and $1.4 million in fiscal 2005. The $341,000 increase from fiscal 2003 to 2004 was primarily due to an increase in compensation expense of $218,000, and facility and depreciation expenses of $157,000, as we expanded the research and development department, offset by a decrease in stock-based compensation expense of $115,000. The $345,000 increase from fiscal 2004 to 2005 was due primarily to an increase in compensation expense of $124,000 as we added research and development personnel, an increase in facility and depreciation expenses of $94,000 as we expanded our operations, higher stock-based compensation expense of $49,000, and increased material and supply costs of $47,000. We had 5, 9 and 12 employees serving in research and development functions as of March 31, 2003, 2004 and 2005, respectively.

Interest and Other Income.    Interest and other income was $6,000 in fiscal 2003, $15,000 in fiscal 2004 and $98,000 in fiscal 2005. The increase of $9,000 from fiscal 2003 to 2004 and the increase of $83,000 from fiscal 2004 to 2005 were primarily due to higher cash equivalent and short-term investment balances and, to a lesser extent, to higher interest rates.

Income Taxes

As of March 31, 2005, we had net operating loss carryforwards for federal and state income tax purposes of $1.3 million. If not utilized, our net operating loss carryforwards will begin to expire in 2022. Our utilization of the net operating loss carryforwards may be subject to annual limitations pursuant to Section 382 of the Internal Revenue Code, and similar state provisions, as a result of changes in our ownership structure. Annual limitations might result in the expiration of net operating loss carryforwards prior to utilization.

As of March 31, 2004 and 2005, total deferred tax assets were principally comprised of net operating loss carryforwards and deferred revenue. As of March 31, 2004 and 2005, based on the available objective evidence, we believed it was more likely than not that our deferred tax assets would not be realizable. Accordingly, we provided a valuation allowance against our net deferred tax assets as of March 31, 2004 and 2005.

During fiscal 2003, 2004 and 2005, we qualified as a “Hawaii Qualified High Technology Business,” which provides potential tax credits to its investors as well as certain tax credits to us for qualified research and development costs. We applied for credits in the amounts of $81,000, $155,000 and $257,000 during fiscal 2003, 2004 and 2005, respectively, which we subsequently received. As our business transitions from research and development to commercial production, we will no longer qualify for additional tax credits through this program.

Variability of Results

Our revenue, operating results and cash flows depend upon the size and timing of customer orders and payments and the dates of product deliveries and achievement of contractual milestones. We recognize service and government grant revenue and related costs upon contract completion and customer acceptance and license revenue and related costs when the products are delivered to a customer. These methods of revenue recognition often result in our receiving payment from a customer and deferring the recognition of the revenue and related costs of uncompleted contracts for some period of time until the milestones are achieved and accepted by the customer and/or the products are delivered. As a result, a new contract may not result in revenue in the quarter or year in which the contract is signed, and we may not be able to predict accurately when revenue and related costs from a contract will be recognized. Any failure or delay in our ability to meet contractual milestones and/or deliver our products to our customers may harm our operating results. Since our operating expenses are based on anticipated revenue and cash flows from contracts and because a high percentage of these expenses are relatively fixed, a delay in revenue and cash flows from one or more contracts could cause significant variations in operating results from quarter to quarter and cause unexpected results. Revenue from contracts that do not meet our revenue recognition policy requirements for which we have been paid or have a valid account receivable are recorded as deferred revenue. Our future operating results and cash flows will depend on many factors, including the following:

•	the size and timing of customer orders, milestone achievement, product delivery and customer acceptance, if required;

•	our success in maintaining and enhancing existing strategic relationships and developing new strategic relationships with potential customers;

•	our ability to protect our intellectual property;

•	actions taken by our competitors, including new product introductions and pricing changes;

•	the costs of maintaining and expanding our operations;

•	customer budget cycles and changes in these budget cycles; and

•	external economic and industry conditions.

As a result of these factors, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance.

Selected Quarterly Financial Information

The following table presents our unaudited quarterly statements of operations for each of the eight quarters in the two-year period ended March 31, 2005. You should read this table in conjunction with our financial statements and related notes included in this prospectus. We have prepared this unaudited information on the same basis as our audited financial statements. This table includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our operating results for the quarters presented. Operating results for any quarter are not necessarily indicative of results for any subsequent periods. Based on our preliminary analysis, we expect that our service and license revenue will be between $1.0 million and $1.2 million for our first quarter of fiscal 2006, which ended on June 30, 2005.

	Quarter Ended
	June 30, 2003	September 30, 2003	December 31, 2003	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004	March 31, 2005
	(in thousands, except share and per share data)
Service and license revenue	$—	$—	$55	$—	$100	$—	$75	$2,758
Cost of service and license revenue(1)	—	—	3	—	—	—	3	455

Gross margin	—	—	52	—	100	—	72	2,303

Operating expenses:
Selling, general and administrative(1)	607	400	472	530	414	463	498	757
Research and development(1)	218	213	282	361	447	431	308	233

Total operating expenses	825	613	754	891	861	894	806	990
Income (loss) from operations	(825)	(613)	(702)	(891)	(761)	(894)	(734)	1,313
Other income (expense)	—	—	10	5	11	27	30	30

Loss before income tax benefit	(825)	(613)	(692)	(886)	(750)	(867)	(704)	1,343
Income tax benefit	(28)	(31)	(39)	(53)	(71)	(68)	(54)	(57)

Net income (loss)	(797)	(582)	(653)	(833)	(679)	(799)	(650)	1,400

Basic net income (loss) per share	$(0.24)	$(0.15)	$(0.16)	$(0.18)	$(0.14)	$(0.15)	$(0.11)	$0.23

Diluted net income (loss) per share	$(0.24)	$(0.15)	$(0.16)	$(0.18)	$(0.14)	$(0.15)	$(0.11)	$0.11

Shares used in basic net income (loss) per share	3,300,001	3,825,002	4,187,501	4,550,000	4,912,499	5,285,999	5,664,498	6,035,000

Shares used in diluted net income (loss) per share	3,300,001	3,825,002	4,187,501	4,550,000	4,912,499	5,285,999	5,664,498	12,609,821

(1)Includes stock-compensation as follows:
Cost of service and license revenue	$—	$—	$—	$—	$—	$—	$—	$24
Selling, general and administrative	399	235	239	240	227	234	248	270
Research and development	76	45	46	45	61	62	66	72

Total	$475	$280	$285	$285	$288	$296	$314	$366

Liquidity and Capital Resources

We have incurred losses since our inception in March 2001. As of March 31, 2005, we had an accumulated deficit of $6.5 million. We have funded our operations to date principally from private placements of equity securities, raising aggregate gross proceeds of $7.8 million, and cash payments from our customers for testing and engineering services and delivery of licensed products.

Net Cash (Used In) Provided By Operating Activities.    Net cash used in operating activities was $689,000 in fiscal 2003 and $766,000 in fiscal 2004, and net cash provided by operating activities was $301,000 in fiscal 2005. The net cash used in fiscal 2003 and 2004 and provided in fiscal 2005 primarily reflected the respective net losses for those periods, offset in part by non-cash stock-based compensation.

Net Cash Used In Investing Activities.    Net cash used in investing activities was $872,000 in fiscal 2003, $2.1 million in fiscal 2004 and $1.2 million in fiscal 2005. Net cash used in investing activities in fiscal 2005 was primarily related to purchases of property and equipment, including $1.4 million to purchase property upon which we are currently building our combined office, research and development and manufacturing facility, and in fiscal 2003 and 2004 was primarily related to purchases of short-term investments.

Net Cash Provided By Financing Activities.    Net cash provided by financing activities was $1.5 million in fiscal 2003, $3.7 million in fiscal 2004 and $2.5 million in fiscal 2005, primarily attributable in each year to our issuances of preferred stock.

As of March 31, 2005, we did not have any material outstanding or available debt financing arrangements, and our primary source of liquidity was $4.2 million in cash, cash equivalents and short-term investments. As of March 31, 2005, we had working capital of $3.7 million.

Contractual Obligations

The following table summarizes our outstanding contractual obligations as of March 31, 2005:

Contractual Obligations	Payments Due by Period
	Total	Less Than One Year	One to Three Years	Three to Five Years	More Than Five Years
	(in thousands)
Capital lease obligation	$15	$10	$5	$—	$—
Operating lease obligations	522	179	343	—	—
Equipment purchase commitment	236	236	—	—	—

Total contractual cash obligations	$773	$425	$348	$—	$—

The table above reflects only payment obligations that are fixed and determinable. Our capital lease obligation relates to a capital lease for research equipment. Our operating lease obligations primarily relate to the lease for our current headquarters and manufacturing facility in Hawaii. Our equipment purchase commitment relates to production equipment for our new manufacturing facility.

We are in the process of building approximately 14,000 square feet of combined office, research and development and manufacturing space in Kapolei, Hawaii. We expect the remaining costs of the construction and build-out of this facility to be approximately $6.0 million. In June 2005, we entered into a secured $3.5 million credit facility with Central Pacific Bank to finance, in part, the construction of our new facility. Any loans under this credit facility will bear interest at a rate of 5.3% and will be secured by our assets. The loans are repayable on a monthly basis through June 2008 with a balloon payment at the end of the term. The credit facility provides for certain restrictive covenants and indemnification provisions, including the requirement to maintain specified cash balances with the bank. As of June 30, 2005, no amounts were outstanding under this credit facility. We intend to draw down up to $3.0 million under this credit facility to fund construction during the second quarter of fiscal 2006. Construction is expected to be completed by September 2005.

Operating Capital and Capital Expenditure Requirements

We expect to incur future losses as we develop our products, expand our research and development team and corporate infrastructure, and prepare for the increased production of our products. We expect that our research and development and selling, general and administrative expenses will continue to increase and, as a result, we will need to generate significant revenue to achieve profitability.

We do not expect to generate significant revenue until we successfully manufacture and sell our products in high volumes. We believe that the net proceeds from the offering, together with our cash, cash equivalent and short-term investment balances, will be sufficient to meet our anticipated capital expenditures and cash requirements through at least the next 12 months. If these sources are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity and convertible debt securities may result in additional dilution to our stockholders. If we raise additional funds through the issuance of convertible debt securities, these securities could have rights senior to those of our common stock and could contain covenants that would restrict our operations. We may require additional capital beyond our currently forecasted amounts. Any required additional capital may not be available on reasonable terms, if at all. If we are unable to obtain additional financing, we may be required to reduce the scope of, delay or eliminate some or all of our planned research, development and commercialization and manufacturing activities, which could harm our business.

Our forecasts of the period of time through which our financial resources will be adequate to support our operations are forward-looking statements and involve risks and uncertainties. Actual results could vary as a result of a number of factors, including the factors discussed in the sections entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Future capital requirements will also depend on the extent to which we acquire or invest in complementary businesses, technologies and products; however, we have no current plans, agreements or commitments with respect to any such acquisition or investment.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenue and expenses during the reporting periods. We evaluate our estimates and judgments on an ongoing basis. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

While our significant accounting policies are more fully described in note 1 to notes to financial statements included elsewhere in this prospectus, we believe that the following accounting policies and estimates are critical to a full understanding and evaluation of our reported financial results.

Revenue Recognition.    We recognize revenue under Staff Accounting Bulletin No. 104, Revenue Recognition, when there is evidence of an arrangement, delivery has occurred or services have been rendered, the arrangement fee is fixed or determinable and collectibility of the arrangement fee is reasonably assured.

We have entered into multiple-element arrangements that include testing and engineering services and license rights for our customers to perform their own testing and evaluation with our Hoku MEAs and Hoku Membranes. Historically, these arrangements have called for an upfront payment of a portion of the arrangement fee with remaining payments due over the service periods and/or as the Hoku MEAs and Hoku Membranes are delivered over the license period. We account for these arrangements as a single unit of accounting in accordance with Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables, because we have not established fair values for the undelivered elements. Therefore, the engineering and testing revenue has been combined with the Hoku MEA and Hoku Membrane revenue to form a single unit of accounting for purposes of revenue recognition. Revenue is recognized systematically over the term of the arrangement or the expected period of performance in compliance with the specific arrangement terms.

We also provide testing and engineering services to customers pursuant to milestone-based contracts that are not multi-element arrangements. These contracts sometimes provide for periodic invoicing as we complete a milestone. Customer acceptance is usually required prior to invoicing. We recognize revenue for these arrangements under the completed contract method in accordance with Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. Under the completed-contract method, we defer the contract fulfillment costs and any advance payments received from the customer and recognize the costs and revenue in our statement of operations once the contract is complete and the final customer acceptance, if required, has been obtained.

Stock-Based Compensation.    We account for stock-based employee compensation arrangements using the fair value method in accordance with the provisions of Statement of Financial Accounting Standards No. 123(R), or SFAS No. 123(R), Share-Based Payments, and Staff Accounting Bulletin No. 107, Share-Based Payments. We account for stock options issued to non-employees in accordance with the provisions of Statement of Financial Accounting Standards No. 123, or SFAS No. 123, Accounting for Stock-Based Compensation, and Emerging Issues Task Force No. 96-18, Accounting for Equity Instruments with Variable Terms That Are Issued for Consideration Other Than Employee Services Under FASB Statement No. 123.

The fair value of stock options granted to employees and non-employees is determined using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of several subjective assumptions including the expected life of the option and the expected volatility of the option at the time the option is granted as well as the input of the fair value of our stock at the date of grant of the stock option. The fair value is amortized over the vesting period, which is generally five years. Given the absence of an active market for our common stock, our board of directors estimated the fair value of our common stock on the date of grant of the stock option based on several factors, including progress and milestones achieved in our business and sales of our preferred stock. We did not obtain contemporaneous valuations from a valuation specialist during this period. In connection with the preparation of the financial statements necessary for the filing of our initial public offering, we have reassessed the fair value of our common stock for input into the Black-Scholes pricing model, placing significant weight on the per share price of preferred stock contemporaneously issued to third-party investors.

In addition, we have assumed a volatility of 100% based on competitive benchmarks and management judgment and an expected life of 7.5 years, the average of the typical vesting period and the option’s contractual life. Changes in these inputs and assumptions can materially affect the measure of the estimated fair value of our stock options. In addition, this accounting estimate is reasonably likely to change from period to period as further stock options are granted and adjustments are made for stock option forfeitures and cancellations. In accordance with SFAS No. 123(R), we do not record any deferred stock-based compensation on our balance sheet for our stock options.

During fiscal 2004 and 2005, we granted stock options to employees and non-employees to purchase a total of 1,126,641 shares of common stock at exercise prices ranging from $0.075 to $4.50 per share. Based upon the reassessment discussed above, we determined that the reassessed fair value of our stock options ranged from $0.75 to $12.18 per share during this period. In determining the reassessed fair value of the common stock as of each grant date, the factors identified in the preceding paragraphs were taken into account. We also considered other material factors and business developments in reassessing fair value as of the respective option grant dates, including the following specific factors:

•	the sale and issuance of our Series A Preferred Stock from June 2002 to December 2002;

•	the execution of our contract with Sanyo in March 2003;

•	our sale and issuance of Series C preferred stock from December 2003 to June 2004;

•	the achievement of technical milestones under our contract with Sanyo;

•	the execution of our engineering contract and MEA purchase contract with Nissan in September 2004;

•	our board of directors’ authorization of management to initiate the process of preparing for an initial public offering in the fourth quarter of fiscal 2005;

•	the execution of our collaboration contract with Nissan in March 2005; and

•	the award of our contract with the U.S. Navy in March 2005.

We recorded total stock-based compensation expense, which includes expense related to common stock subject to repurchase, of $2.2 million in fiscal 2003, $1.3 million in fiscal 2004 and $1.3 million in fiscal 2005. The following table indicates the anticipated stock-based compensation charges that will be recorded for outstanding stock options and common stock subject to repurchase as of March 31, 2005. We expect that some of the amounts noted below will be included as costs of delivering our products and services and as such, will be deferred and recognized as cost of revenue in conjunction with the associated revenue recognition.

Fiscal Year Ending March 31,
2006	2007	2008	2009	2010	Total
(in thousands)
$829	$550	$550	$515	$369	$2,813

Based on an assumed initial public offering price of $8.00 per share and a weighted average exercise price of $0.72 per share, the aggregate intrinsic value of all stock options outstanding as of March 31, 2005 was $4.8 million, of which $911,000 related to vested options and $3.9 million related to unvested options.

We expect our stock-based compensation expense from stock options to increase as we expand our operations and hire new employees. These charges will increase our expenses and may increase our losses for the foreseeable future. As stock-based compensation is a non-cash charge, it will not have any effect upon our liquidity or capital resources.

Related Party Transactions

For a description of our related party transactions, see “Related Party Transactions.”

Off-Balance Sheet Arrangements

We have never engaged in off-balance sheet activities, including the use of structured finance, special purpose entities or variable interest entities.

Qualitative and Quantitative Disclosures About Market Risk

The primary objective of our investment activities is to preserve our capital for the purpose of funding our operations. To achieve this objective, our investment policy allows us to maintain a portfolio of cash equivalents and short-term investments in a variety of securities, including corporate and government bonds and certificates of deposit. Our cash and cash equivalents and short-term investments as of March 31, 2005 were $4.2 million and were invested in corporate and government bonds and certificates of deposit. As all of our contracts are denominated in U.S. dollars, there is no associated currency risk.

BUSINESS

Overview

We design, develop and manufacture membrane electrode assemblies, or MEAs, and non-fluorinated membranes for proton exchange membrane, or PEM, fuel cells. We develop custom monomers and polymers for our Hoku Membranes—the core technology of our Hoku MEAs. MEAs are an integral component of PEM fuel cells. Monomers are the molecular components of polymer-based membranes. Based on our internal tests, we believe our products address the cost, durability, performance and environmental challenges facing users of commercially available MEAs and membranes. Our monomer materials and polymer synthesis process are designed to allow us to control the cost, durability and performance characteristics of our Hoku Membranes and Hoku MEAs. We believe our products will enable PEM fuel cell systems to compete with power sources that rely on existing technologies, such as combustion engines and conventional batteries. Hoku MEAs and Hoku Membranes are designed for the residential primary power and commercial back-up power markets, which we refer to collectively as the stationary market, and for the automotive market. We currently have strategic relationships with Sanyo Electric Co., Ltd., or Sanyo, and Nissan Motor Co., Ltd., or Nissan. In addition, we are the prime contractor in a U.S. Navy fuel cell demonstration project. To date, our customers have not commercially deployed products incorporating Hoku MEAs or Hoku Membranes, and we have not sold any products commercially. Our goal is to be a leading provider of MEA products for PEM fuel cell applications.

Industry Overview

Industrialized and developing societies are demanding ever increasing amounts of power to fuel the rapidly growing number of automobiles, computers and other electronic devices. Societies are starting to look to and rely upon alternative power sources to address the limited fossil fuel resources and to combat the increasing cost, unreliability and environmental problems associated with conventional energy and power sources. A number of governments and private institutions worldwide have identified fuel cells as a promising alternative power source to address these problems and have begun to make significant investments directed toward the development and use of fuel cells.

Fuel Cell Background

Fuel cells are electrochemical devices that convert chemical energy in hydrogen and oxygen into electricity and heat without combustion. Fuel cell systems have a wide range of potential applications in the stationary, automotive and portable markets and have several advantages over power sources that rely on existing technologies. Fuel cell systems can be more fuel-efficient, rely on a broader range of fuels and generate fewer harmful emissions than combustion engines and small scale back-up power generators. In addition, because of their limited emissions and their ability to generate both electricity and heat, fuel cells can provide a single source of heat and power for the residential market. Fuel cells can also produce more power than conventional batteries of equivalent volume and weight. Fuel cells generally have a longer shelf life and can be disposed of with less harm to the environment than conventional batteries.

Fuel cell technologies are not widely used today primarily due to their cost relative to existing technologies. In addition, the commercialization of fuel cell technology for the automotive market will require the development of a new hydrogen production, delivery and refueling infrastructure.

PEM Fuel Cells

Fuel cell types include molten carbonate, solid oxide, phosphoric acid, alkaline and PEM. PEM fuel cells include direct methanol fuel cells, which use unprocessed methanol as the source of hydrogen. The various types of fuel cells are differentiated by the manner in which they use hydrogen to produce electricity.

Due to their performance characteristics, PEM fuel cells can be used in a wide range of applications. According to a 2003 fuel cell supply chain research report and a 2003 stationary fuel cell markets research report by Allied Business Intelligence, Inc., or ABI, due to their low internal operating temperatures and high power output relative to their unit size, PEM fuel cell systems are well-suited for transportation applications and for stationary applications.

Key Components of a Generic MEA.    An integral component of any PEM fuel cell is the membrane electrode assembly, or MEA. The key components of a generic MEA include:

(1)    The proton exchange membrane, principally composed of a polymer, which allows the protons to pass through but limits the flow of electrons or reactant gases through the membrane;

(2)    A pair of catalyst layers, typically made with platinum, which lowers the minimum required energy needed to initiate the chemical reactions of splitting hydrogen and forming water, while remaining unchanged and unconsumed during these reactions; and

(3)    A pair of gas diffusion layers, or GDLs, which distribute the hydrogen or oxygen evenly across the catalyst-membrane interface.

To incorporate the MEA into a generic PEM fuel cell system, it can be placed between flow field plates. The flow field plates distribute hydrogen and oxygen to the anode and cathode, respectively, and also conduct heat and water away from the MEA. The anode and cathode are electrodes that are comprised of a GDL and a catalyst layer.

We design, develop and manufacture only the anode and cathode GDLs, anode and cathode catalyst layers and membranes for PEM fuel cells. These components together make up the Hoku MEA. We also develop processes for making these components and assembling them into a complete MEA. We do not design, develop or manufacture the precious metal catalyst used in our catalyst layers, the carbon substrate used in our GDLs or the flow field plates. We do not design, develop or manufacture any other aspects of the generic fuel cell stack or the generic combined heat and power fuel cell system.

Typical PEM Fuel Cell Operation.    As hydrogen fuel is fed through the anode flow field plate, the GDL distributes hydrogen across the surface area of the anode where a chemical reaction splits the hydrogen into free protons and electrons. The membrane allows protons to pass through it, but restricts the flow of electrons and hydrogen through the membrane. The electrons are conducted from the anode to the cathode through an external circuit, creating a usable current. Oxygen, typically drawn from the air, is fed through the cathode flow field plate and another GDL. This GDL distributes the oxygen across the surface area of the cathode where a chemical reaction causes the combination of oxygen, protons and electrons to produce water and heat. A catalyst layer, typically platinum or platinum alloy, is applied to the anode and cathode to increase the rate of the chemical reactions increasing power output. The catalyst is not consumed during these reactions.

To increase the power output to a desired level, multiple MEAs can be connected in series or the surface area of each MEA can be enlarged. Increasing the number of MEAs can be accomplished by stacking appropriately sized MEAs between bipolar plates to form a fuel cell stack. A bipolar plate is a flow field plate that is machined on both sides. This allows the plate to serve as an anode flow field plate for one MEA and the cathode flow field plate for the adjacent MEA.

To create a complete generic PEM fuel cell system, other components are added to the fuel cell stack, including fuel supplies and electronic controls. Some systems may include additional components such as a liquid or air-cooling system, a gas humidification system and a power conditioner and/or inverter to convert the direct current generated by the fuel cell into alternating current.

In applications where hydrogen is not readily available, a fuel processor may also be used to extract hydrogen from natural gas, methanol or other hydrocarbon fuels, or an electrolyzer may be used to extract hydrogen from water. In a combined heat and power fuel cell system, a heat exchanger may be incorporated to capture residual heat to make hot water. The heat can come from the fuel cell stack as well as a burner that burns residual hydrogen that was not used during the chemical reaction in the fuel cell. The run time of a generic PEM fuel cell is limited by the supply of hydrogen and oxygen; however, its ultimate lifetime is generally limited by the degradation of the membrane material.

Market Opportunities and Potential Growth Sectors for Fuel Cell Systems and MEAs

In a 2003 fuel cell research report, ABI estimated that the global market for all types of fuel cells would reach $325 million by 2005, $3.9 billion by 2009 and $18.6 billion by 2013. This growth in the fuel cell market will drive growth in the global MEA market, which is expected to reach $156 million by 2005, $1.8 billion by 2009 and $8.9 billion by 2013 according to ABI.

Stationary Market.    According to ABI, the stationary market for all types of fuel cells is expected to grow from $318 million in 2005 to $7.5 billion by 2013. The demand for fuel cells in the stationary market is expected to be driven in part by:

•	the need to provide reliable high quality back-up power for electronic systems that support critical business and government functions, such as communications, public safety and electronic commerce;

•	the need for a low cost residential primary power solution as an alternative to the high cost of electricity in certain countries, especially Japan; and

•	environmental regulations, such as the Kyoto Protocol, which requires reductions in carbon dioxide and other greenhouse gas emissions produced by fossil fuel burning power plants.

Automotive Market.    According to ABI, the automotive market for all types of fuel cells is expected to grow from $4 million in 2005 to $3.6 billion by 2013. The demand for fuel cells in the automotive market is expected to be driven in part by:

•	more stringent regulatory requirements, including government mandates for zero-emissions vehicles;

•	the increasing cost and the inevitable depletion of petroleum-based fossil fuels; and

•	greater governmental focus on energy independence to increase national security.

While fuel cell automobiles are not widely available, current research and development spending by the automotive industry is already creating demand for fuel cell systems and fuel cell system components, including MEAs.

Portable Market.    According to ABI, the portable market for all types of fuel cells is expected to grow from $3 million in 2005 to $7.5 billion by 2013. While products incorporating portable fuel cells, such as cell phones and laptops, are being developed today, we do not believe that the related MEA and fuel cell component demand will be significant for several years. This is due in part to the low power requirements of portable fuel cell applications, which translate into substantially less MEA volume per fuel cell than in the stationary and automotive markets.

Challenges Facing Current MEA and Membrane Technologies in PEM Fuel Cell Systems

PEM fuel cell system operating characteristics are principally determined by their MEAs, of which the membrane is a critical component. Most commercially available membranes are made from polymers containing fluorinated monomers. We believe that MEAs and membranes must be developed to overcome existing cost, durability, performance and environmental challenges in order for PEM fuel cell systems to compete against power sources that rely on existing technologies.

•

Cost.    Developers of products based on PEM fuel cells require MEAs that allow their products to be manufactured and sold at prices that are competitive with existing power technologies. Factors that influence cost include membrane and other material and component costs and costs associated with MEA integration, which is the process of incorporating the membrane into an MEA by bonding the electrodes to the membrane. If a membrane does not bond well with electrodes and does not form a good interface, conductivity will be impaired, resulting in diminished performance. Additional MEAs may be added to the fuel cell system to offset this reduced performance, which would increase the materials and manufacturing costs.

•	Durability. Durability is determined by the chemical stability and mechanical strength of the membrane. Chemical stability is the capacity of a membrane to withstand decomposition during fuel cell system operation. Mechanical strength is the membrane’s ability to withstand tears, punctures and degradation during the manufacturing process and system operation. The chemical stability and mechanical strength of a membrane are primarily determined by the chemical properties of the monomers and the polymer synthesis process. Non-fluorinated membranes are generally less chemically stable, which means that they will not typically operate as long as fluorinated membranes under the same operating conditions. However, fluorinated membranes have a tendency to tear, which can lead to premature and permanent failure of the fuel cell system. This tendency to tear currently limits the ability to manufacture thinner fluorinated membranes.

•	Performance. Performance in a fuel cell is determined by the membrane’s conductance and fuel permeability, both of which are primarily determined by the chemical properties of the monomers and the polymer synthesis process. Conductance is measured by the time it takes a proton to move through the membrane. A thin membrane generally allows for better conductance than a thicker membrane. However, making a membrane thinner generally increases fuel permeability, which is the rate at which gases or liquid fuel, such as methanol, pass directly through a membrane without being catalyzed. Higher fuel permeability reduces a membrane’s power output and fuel efficiency. Because of the permeability of fluorinated membranes to hydrogen and methanol, fluorinated membranes must typically be thickened to reduce permeability, but at the cost of reducing conductance.

•	Environment. Fluorinated membranes, like those used in most commercially available MEAs, are manufactured using monomers containing fluorine. Due to its toxicity and highly corrosive nature, the use, handling and disposal of fluorine often requires specialized equipment.

Our Solution

Based on our internal tests, we believe our products address the following challenges that have prevented PEM fuel cell systems from being competitive with power sources that rely on existing technologies:

•	Cost. The monomers and other materials we use in our Hoku Membranes are substantially less expensive than those used in most commercially available fluorinated membranes. Our manufacturing processes are designed to utilize commercially available and scalable production equipment, which we believe will enable us to cost-effectively manufacture our products in high volumes. In addition, our Hoku Membranes are designed to be easily integrated into Hoku MEAs, which we believe will lower our manufacturing costs.

•	Durability. The chemical properties of our monomers and the polymer synthesis processes we use are designed to make our Hoku Membranes chemically stable and mechanically strong. We believe these attributes contribute to extending the lifetime and improving the system performance of the PEM fuel cell system.

•	Performance. Our Hoku Membranes have low permeability to hydrogen and methanol. We believe our membranes’ low permeability, combined with their mechanical strength, will allow us to produce MEAs with improved conductance. We believe this will enable us to produce membrane and MEA products that enable PEM fuel cell systems to be fuel-efficient, have high power output and have a long runtime.

•	Environment. Although we use solvents and other hazardous materials in our production process, because Hoku Membranes do not require fluorine and Hoku MEAs have a low amount of fluorine, the manufacture and disposal of these products is less regulated than fluorinated membranes.

Our Strategy

Our goal is to be a leading provider of MEA products for PEM fuel cell applications. To achieve our goal, we are pursuing the following strategy:

•	Focus on Near-Term Revenue Opportunities that Position Us for Long-Term Growth. We are focusing our product development efforts on MEAs for the stationary and automotive markets. We believe this tactic will help us generate revenue and achieve operating profitability prior to widespread availability of products based on PEM fuel cells due to the significant number of dollars being spent on fuel cell research and development efforts. We have not yet focused our development efforts on the portable market because we believe that demand for MEAs in this market will not be significant in the near term. However, we believe our technologies and development efforts are applicable to this market and intend to expand our efforts to this market in the future.

•	Develop and Expand Strategic Relationships with Industry Leaders and Suppliers. We plan to pursue expanded relationships with our current strategic partners and to initiate strategic relationships with additional industry leaders and their suppliers in each of our target markets. To the extent we are successful, we expect that establishing further relationships would enhance our competitive position, add to our credibility in these markets and lead to long-term revenue growth.

•	Leverage Our Technology to Supply MEA Solutions. We intend to continue to develop MEAs using our monomer design, polymer synthesis, membrane fabrication, catalyst application and GDL matching and MEA assembly processes. We believe this will allow us to offer MEAs that are competitively priced for a wide range of PEM fuel cell applications.

•	Utilize Scalable Manufacturing Processes. Our manufacturing processes, adapted from established industrial methods, are designed to be extendable to large volumes and are capable of a high degree of automation. We believe our processes should increase our throughput and yields, reduce our costs and enable us to maintain high quality standards.

Our Products and Technology

We believe the development of a high-performing and cost-effective MEA and membrane requires the successful coordination and execution of a wide variety of technology disciplines, including materials science, organic chemistry, polymer chemistry, electrochemistry and process development. Our research and development team has expertise in each of these disciplines, which we use in the development of our products and technology. Our products have all been developed internally by our research and development team leveraging both preexisting publicly available technology and our own proprietary developments.

Hoku MEAs

Our Hoku MEA products can be manufactured in three, five or seven layers. In these products, the catalyst is applied directly to our Hoku Membrane. In the three-layer Hoku MEA, the layers consist of our custom membrane between two layers of catalyst. In some cases where it is necessary to make a five- layer Hoku MEA, the three-layer Hoku MEA is placed between two GDLs. We can also manufacture a seven-layer Hoku MEA, where an integrated seal or gasket is included on each side of the five-layer Hoku MEA. Hoku MEAs have been initially designed for applications in the stationary and automotive markets. The key technologies underlying our Hoku MEAs are:

•	Catalyst Application and GDL Matching. We have developed processes for applying catalysts and customizing gas diffusion layers that are designed to improve the MEA integration process and resulting performance.

•	MEA Assembly. We have developed a custom process for assembling our Hoku MEAs that is designed to improve performance, decrease our production times and reduce our costs.

Hoku Membranes

The key component of our Hoku MEAs are the Hoku Membranes, which are proton exchange membranes made from polymers that do not require fluorine. Hoku Membranes have been designed for PEM fuel cell applications in the stationary and automotive markets. The key technologies underlying our Hoku Membranes are:

•	Monomer Design. Monomers are the molecular components of polymer-based membranes. A monomer is created through the synthesis of chemical compounds. We select specific materials based on their chemical properties to design our monomers for specific PEM fuel cell applications. To achieve the desired performance and durability characteristics, several chemical formulations and reaction catalysts are used. A catalyst is a substance that accelerates the rate of a chemical reaction, but is not itself consumed by the reaction. The highly oxidative environment inside the fuel cell may result in the physical degradation of the membrane material. We, therefore, have designed the chemical structure of our monomer molecules to resist deterioration in corrosive solutions. Our monomers are also designed to form a strong bond with other monomers in the polymer chain which also provides the polymer with added resistance to oxidation. We believe our monomer designs and our approach to monomer synthesis increases the durability and performance potential of Hoku Membranes in specific PEM fuel cell applications.

•	Polymer Synthesis. Individual monomers are chemically linked together to form a polymer chain through a process called polymer synthesis. The polymers are then processed into membranes for specific PEM fuel cell applications. The performance and durability characteristics of the polymer are determined in part by the properties of each monomer and the interaction of the various monomers when chemically linked through polymer synthesis.

•	Membrane Fabrication. Our membrane manufacturing processes allow us to incorporate additive materials with our polymers to form our Hoku Membranes, which enhances the performance and durability of Hoku Membranes in some PEM fuel cell applications. One of the primary advantages of using fluorine in polymer-based membranes is to improve the membrane’s resistance to oxidation. We have developed alternative materials that also improve the membrane’s resistance to oxidation. In addition, we have developed a method to bond our non-fluorinated membrane material to the electrodes in our Hoku MEA, which is also designed to enhance its performance.

We intend to continue developing new chemical formulations, reaction catalysts and methods for making monomers to further improve the performance and durability of our Hoku Membranes, while also maintaining their cost-competitiveness. We have applied for patents covering our monomer design and polymer synthesis.

Customers and Strategic Relationships

To date, we have entered into strategic relationships with Sanyo and Nissan. In addition, we are the prime contractor in a U.S. Navy fuel cell demonstration project.

Sanyo Electric Co., Ltd.

In March 2003, we entered into a contract with Sanyo to jointly develop an MEA assembly process using Hoku Membranes for integration into Sanyo’s stationary fuel cell systems. Sanyo has paid us $2.0 million under the contract, consisting of (a) a cash payment of $1.0 million in April 2003 and (b) two cash payments of $500,000 each, $1.0 million in aggregate, in fiscal 2005 upon our achievement of designated performance milestones. Sanyo was obligated to pay us an additional $500,000 based on our achievement of the final performance milestones in February 2005. In addition, in June 2003, Sanyo purchased 333,333 shares of our Series B preferred stock at $3.00 per share.

We retain sole ownership of all intellectual property rights related to our Hoku Membrane and to our Hoku MEA assembly process. We have joint ownership with Sanyo of the specific MEA product developed with Sanyo. We have granted Sanyo a license to our MEA assembly process as it existed as of February 28, 2005 to produce any non-Hoku MEA provided that Sanyo utilizes Hoku Membranes in its non-Hoku MEA. The term of the contract ends in September 2009, but will automatically renew for an additional five years unless we and Sanyo agree not to renew it. We have satisfied all of the performance milestones under the contract and, although neither we nor Sanyo has any continuing contractual obligation to work together, we continue to work with Sanyo to conduct testing of our Hoku Membrane and Hoku MEA. We each currently bear our own costs with respect to this additional testing. We do not anticipate recognizing or receiving any further revenue from Sanyo under this contract. Sanyo has no obligation to purchase, sell or promote our products.

Nissan Motor Co., Ltd.

In March 2004, we entered into a testing and evaluation contract with Nissan under which we were paid $100,000. This contract was amended in May 2004 to provide for additional testing and ended in September 2004 upon completion of the testing.

In September 2004, we entered into two contracts with Nissan, an engineering contract to customize our Hoku MEAs for integration into Nissan’s automotive fuel cells and a membrane and MEA purchase contract. In connection with executing the contract, Nissan paid us $400,000. The engineering contract ended in accordance with its terms in March 2005. Under the purchase contract, we also agreed to deliver our Hoku MEAs and Hoku Membranes to Nissan in exchange for $1.3 million. This contract expired in March 2005. However, we verbally modified the contract and remain obligated to deliver the Hoku MEAs and Hoku Membranes in accordance with the original purchase contract. Prior to the expiration of the purchase contract, we delivered $250,000 of product and expect to deliver the remainder in fiscal 2006.

In March 2005, we entered into a collaboration contract with Nissan to develop customized Hoku MEAs and a Hoku MEA assembly process for use in Nissan’s automotive fuel cells. The contract ends in January 2006. Under the collaboration contract, Nissan was obligated to pay us $2.8 million upon execution of the contract and an additional $240,000 upon our achievement of the specified milestones. Nissan paid us $2.8 million in May 2005. We expect to complete delivery of engineering and testing services under the collaboration contract in December 2005. Nissan may submit written purchase orders for our Hoku Membranes and Hoku MEAs at prices set forth in the contract. After successful completion of the milestones and payment by Nissan of all amounts owed to us under the collaboration contract, we will grant Nissan a license to the final MEA product and the final MEA product assembly process, so that Nissan can manufacture the final MEA product using our processes and incorporating Hoku Membranes purchased from us. We retain all intellectual property related to the Hoku Membranes, Hoku MEAs and the final MEA product assembly process.

Under the collaboration contract, we agreed not to sell separately any of our products incorporated into our Hoku MEAs to any automotive company for any commercial purpose, other than testing and evaluation of these products, until January 31, 2006. There are no such restrictions on our ability to sell our Hoku MEAs to automotive companies other than the Hoku MEA we are presently developing with Nissan. Nissan has no obligation under the collaboration contract to sell or promote our products.

Nissan may terminate our collaboration contract if we materially breach the contract without curing the breach within 30 days, or if we are insolvent or petition in bankruptcy. A failure to achieve technical milestones is not a material breach. Nissan could declare us in material breach of the contract if we fail to manufacture and deliver our products to Nissan, if we violate the confidentiality provisions of the contract or if we materially breach any other covenant deemed material to our obligations under the contract. If Nissan terminates the contract for any of these reasons, we are required to grant Nissan a license to the final MEA product under the contract, which may only be used by Nissan to make this product and to use our product assembly process to manufacture products incorporating Hoku Membranes.

U.S. Navy - Naval Air Warfare Center Weapons Division

In March 2005, we were awarded a contract with the U.S. Navy to develop and demonstrate a PEM fuel cell power plant prototype that incorporates our Hoku MEAs within IdaTech, LLC, or IdaTech, fuel cell stacks and integrated fuel cell systems. IdaTech is a subsidiary of IDACORP, Inc., a publicly-traded energy and technology holding company. Under the contract, the U.S. Navy will pay us up to an aggregate of $2.1 million if and when we complete specified testing and performance milestones. We completed the first milestone of this contract in March 2005.

If we meet the milestones, the U.S. Navy may also exercise two options. The first option is to purchase 11 fuel cell power plants for which the U.S. Navy has agreed to pay us a total of $1.1 million in installments as we complete each fuel cell power plant. The second option is to have us operate and maintain 10 of the 11 fuel cell power plants purchased under the first option for a period of 12 months at a U.S. Navy facility, for which the U.S. Navy has agreed to pay us a total of $1.4 million in 12 equal monthly installments.

We retain all intellectual property related to our Hoku Membranes and Hoku MEAs. We retain the rights to any invention that is conceived while performing the work under this contract; however, the U.S. Government has a non-exclusive, non-transferable, irrevocable, paid-up license to use the invention throughout the world. This contract is ongoing, but the U.S. Navy may terminate the contract, in whole or in part, if it is determined that the termination is in the U.S. Government’s interest.

IdaTech, LLC

In April 2005, we entered into a subcontract with IdaTech to specify the work that IdaTech will perform in connection with our prime contract with the U.S. Navy. We selected IdaTech based upon its focus on stationary applications, integrated fuel processor technology and experience in developing and demonstrating fuel cell technologies for the U.S. Department of Defense. Under the subcontract, IdaTech agreed to provide the necessary personnel, facilities, equipment, materials, data, supplies and services to integrate our Hoku MEAs within IdaTech’s fuel cell stacks and integrated fuel cell systems. We have agreed to pay IdaTech $380,000 in installments upon completion of certain phases outlined in this contract. The contract will end upon delivery of the items under the contract, but we have the unilateral right to extend this contract if the U.S. Navy exercises either of the options described above. If we decide to extend this contract because the U.S. Navy exercises its option to purchase an additional 11 fuel cell power plants, we have agreed to pay IdaTech $473,000. If we decide to extend this contract because the U.S. Navy exercises its option to have us operate and maintain 10 fuel cell power plants, we have agreed to pay IdaTech $125,000. This contract will terminate if our contract with the U.S. Navy terminates, in which case we are required to pay IdaTech for costs incurred up to the date of termination.

Sales and Marketing

We believe we can address the stationary and automotive markets by building a focused marketing and sales team. As part of our sales cycle, a customer initially tests samples of our Hoku MEAs and Hoku Membranes to verify basic physical and chemical properties and performance. If this testing is successful, the customer may procure additional samples to test in a simulated commercial stack or system. Following simulated tests, our goal is to sell the customer our Hoku MEAs for large-scale product integration, validation, demonstration and ultimately commercialization. Depending on the customer’s system and end-user application, our sales cycle may take several weeks, months or years to complete. As next generation products are introduced by our customers and by us, this sales cycle may need to be repeated with existing customers.

Research and Development

Our research and development efforts are primarily focused on the following areas:

•	Operational Lifetime. The U.S. Department of Energy, in connection with the Solid State Energy Conversion Alliance, a partnership with the National Laboratories and industry, has established 40,000 hours, which represents approximately 4 1/2 years of operation, and 5,000 hours as the commercial operating lifetime targets for fuel cell systems in residential primary stationary and automotive applications, respectively, each of which have different operating conditions, including relative humidity and temperature. For back-up stationary applications, original equipment manufacturers generally require 500 to 2,000 hours of continuous operation. To our knowledge, currently there are no commercially available MEAs that meet the U.S. Department of Energy’s lifetime targets.

We typically operate and test our stationary Hoku MEA at 80 degrees Celsius and 100% relative humidity and have developed our Hoku MEA for stationary applications for these operating conditions. To measure the operating lifetime of our Hoku MEA, we built a fuel cell incorporating our Hoku MEA and operated this fuel cell in a simulated generic fuel cell system in our laboratory. During the course of operation, we maintained a constant flow of electric current at constant temperature and relative humidity while measuring the rate of voltage decay. In these controlled laboratory tests, we demonstrated up to 2,000 hours of continuous operation without a failure. While it is normal for the voltage to decay in small increments throughout operation, any rapid or unrecoverable decay in voltage is a sign that the MEA is failing. After 2,000 hours of continuous operation, we measured less than 6 milli-volts of decay, or a rate of 3 milli-volts of decay per 1,000 hours, which we believe is within the range of competitive and acceptable voltage decay. To date, neither we nor our customers have attempted to test our Hoku MEAs beyond 2,000 hours of continuous operation for stationary applications. We expect to commence extended run-time testing in stationary applications in 2005.

•	Limited Operating Temperatures. As with substantially all commercially available membranes, our Hoku Membranes must contain water in order to conduct protons. This potentially limits the ability of our Hoku Membranes to operate at temperatures below freezing and above boiling, which is desirable for some applications, such as those for the automotive market. For automotive fuel cells, we are developing our Hoku MEAs to operate at 90 to 95 degrees Celsius at the high temperature range and with less than 50% relative humidity. We have not measured continuous run-time beyond a few hundred hours in this range of higher temperatures or lower levels of relative humidity. We also need to demonstrate start-up of our Hoku MEA at subfreezing temperatures. We have measured proton conductivity at subfreezing temperatures as low as -20 degrees Celsius in laboratory tests, but not in a fuel cell system. We expect to demonstrate the temperature range and ultimate lifetime of our automotive Hoku MEA within the next 12 months.

The primary technical challenges we face in meeting the lifetime and temperature requirements of our Hoku MEAs are developing our membrane materials to retain water at higher temperatures, to operate at lower relative humidity of oxygen and hydrogen and to resist oxidation over prolonged operation. Oxidation is the degradation of membrane material. We are currently assisting Sanyo and Nissan in ongoing testing and evaluation of our products, and we cannot reasonably estimate when this testing and evaluation will be completed.

Our research and development efforts are also directed toward improving our existing products, and developing new monomers, polymers and other membrane materials as well as developing electrodes and gas diffusion materials used in our Hoku MEAs. We are also developing new processes for the manufacture of our products.

Our research and development expenses were $733,000 in fiscal 2003, $1.1 million in fiscal 2004 and $1.4 million in fiscal 2005. Our 12 person research and development team has expertise in materials science, organic chemistry, polymer chemistry, electrochemistry and process development.

Intellectual Property

PEM-based MEAs were first developed in the 1960s and we believe that a significant portion of the technology associated with the basic technologies used in MEAs is in the public domain. For example, platinum-based catalysts and ion exchange membranes have been a standard component used in MEAs for over 35 years. Additionally, porous carbon materials have been used as part of the GDL for over 20 years. Nevertheless, we have sought patent protection on the design of our Hoku MEAs and their components, as well as some of our manufacturing processes. Our strategy has been to apply for composition of matter, process and fuel cell structure patents covering the key aspects of our technology, including monomer design, polymer synthesis, membrane fabrication, catalyst application and GDL matching, and MEA assembly processes. Accordingly, a competitor would be precluded from making, selling or using products which would infringe the patents, when granted. As of June 30, 2005, we had one issued U.S. patent, which expires in 2022, and had filed with the U.S. Patent and Trademark Office nine other patent applications. We have also filed applications under the Patent Cooperation Treaty for protection of our invention dates, designating a number of other countries. Our issued patent covers certain inorganic component materials incorporated into fuel cell membranes, and the process for doing so, as well as the use of such a membrane in an MEA and a fuel cell system.

While we have developed our own proprietary technology to incorporate platinum-based catalysts, ion exchange membranes and porous carbon materials, we currently purchase some of our MEA components from vendors that have their own patented and trade secret technology. However, if these vendors were no longer willing or able to supply such components, we believe other vendors would be able to supply suitable alternative components.

We intend to continue to file United States and foreign patent applications to protect our technology, inventions and improvements. Our patent applications may not result in the grant of patents either in the United States or elsewhere, and our patents may not be held to be valid and enforceable, if challenged. In addition, our patents may not provide us with a competitive advantage or afford us protection against potential competitors with similar technologies. In addition to patents, we rely on trade secret laws and third-party non-disclosure agreements to protect our proprietary information. We will be able to protect our proprietary technologies from unauthorized use by third parties only to the extent that these proprietary rights are covered by valid and enforceable patents or are effectively maintained as trade secrets and these third parties do not have valid defenses. In some cases, litigation or other proceedings may be necessary to defend against claims of infringement, to protect our know-how or other intellectual property rights or to determine the scope and validity of the proprietary rights of third parties. Any potential litigation could result in substantial cost to us and diversion of our resources. An adverse outcome in any litigation or proceeding could subject us to significant liability.

Manufacturing

The key aspects of our manufacturing processes include monomer design, synthesis of our polymers, production of the membrane, deposition of the catalyst on the membrane, enhancement of the gas diffusion material and assembly of the complete MEA. We outsource the manufacture of one custom monomer to a single supplier and manufacture our other custom monomers internally. We designed our manufacturing processes to be capable of using a high degree of automation. We believe this methodology will enable us to increase our throughput and yields, reduce our costs and scale our manufacturing processes if volume increases.

We are currently producing small volumes of our Hoku MEAs and Hoku Membranes at our facility in Honolulu, Hawaii for customer testing and evaluation. In September 2005, we plan to relocate to a new manufacturing facility in Kapolei, Hawaii that is designed to allow us to scale our manufacturing operations and we plan to install automated production equipment.

Competition

The number of PEM fuel cell membranes and MEA product developers is growing and competition is becoming increasingly intense. In addition to our membrane and MEA competitors, some of our existing and potential customers that manufacture PEM fuel cell stacks and systems have internal membrane and MEA development efforts. These development efforts may result in membrane or MEA products that compete with our products. Most of our competitors and potential customers have substantially greater financial, research and development, manufacturing and sales and marketing resources than we do, and may complete research, development and commercialization of commercially viable fuel cell membrane and MEA products more quickly and effectively than we can. None of our customer contracts are exclusive and Nissan and Sanyo continue to evaluate competing products.

Our competition includes chemical companies such as E.I. du Pont de Nemours and Company, or DuPont, Asahi Kasei Corporation and Solvay Solexis, Inc., materials science companies like W.L. Gore & Associates, or Gore, 3M Company, or 3M, Hitachi, Ltd. and Asahi Glass Co. Ltd., and specialized fuel cell membrane start-up, spin-out and emerging growth companies, such as PEMEAS GmbH and PolyFuel, Inc. Many of these companies have released commercial MEA products while continuing to develop improvements to meet the performance and durability goals of PEM fuel cell applications. Among these competitors, DuPont, Gore and 3M are the major providers of the PEM fuel cell membranes and MEAs currently used by fuel cell system providers.

DuPont, 3M and Gore offer commercially available fluorinated MEAs that are developed for automotive and stationary applications. DuPont’s MEA is based on a polymer developed by DuPont and marketed under the brand name Nafion. 3M publicly states that its MEAs will run continuously in excess of 16,000 hours under typical stationary application operating conditions and Gore publicly states that their MEAs will run continuously up to 1,430 hours for automotive applications and in excess 25,000 hours for residential primary stationary applications. Unlike the commercially available membranes offered by DuPont, 3M and Gore, our Hoku Membranes are non-fluorinated.

PEMEAS, in contrast, develops high temperature MEAs and has stated that it believes its MEAs are more cost-effective and technically reliable than conventional low-temperature fuel cells. PEMEAS uses polybenzimidazole, a non-fluorinated polymer for its membrane, which does not require water to operate. PolyFuel claims to have developed a new family of hydrocarbon membranes for use in portable direct methanol fuel cells and for automotive hydrogen fuel cells.

In addition, a number of PEM fuel cell system providers and automobile companies are developing membranes and MEAs for their own PEM fuel cell applications, including Honda Motor Co., Ltd. and Toyota Motor Corporation. Finally, PEM membrane and MEA research and development activities are taking place at national labs and universities in North America, Asia and Europe.

We believe our products will compete with the PEM fuel cell membranes and MEA products described above principally on the basis of cost, durability, performance and environmental impact. However, we cannot assure you that we will be able to compete effectively against these companies or their products on each or all of these criteria. As our customers have not commercially deployed products incorporating Hoku MEAs or Hoku Membranes, and we have not sold any products commercially, we cannot be certain that we will be able to develop and market our products successfully.

Government Regulation

Our and our customers’ products are subject to federal, state, local and foreign laws and regulations, including, for example, state and local ordinances relating to building codes, public safety, electrical and gas pipeline connections, hydrogen siting and related matters. The level of regulation may depend, in part, upon whether a PEM fuel cell system is placed outside or inside a home or business. For example in the stationary market, the 2002 National Electrical Code, or the NEC, a model code adopted by the National Fire Protection Association, governs the electrical wiring of most homes, businesses and other buildings. The NEC has been adopted by local jurisdictions throughout the United States and is enforced by local officials, such as building and electrical inspectors. Article 692 of the NEC governs the installation of stationary fuel cell systems. In addition, product safety standards have been established covering fuel cell systems by CSA America, Inc., a standards development organization (CSA FC-1 formerly ANSI Z21.83) and the power conversion electronics by Underwriters Laboratories Inc. (UL 1741). We are not currently aware of any other material domestic government regulations in the stationary or automotive markets that may regulate our products. As products are introduced into the market commercially, governments may impose new regulations. We do not know the extent to which any such regulations may impact our or our customers’ products. Any regulation of our or our customers’ products, whether at the federal, state, local or foreign level, including any regulations relating to installation and use of our customers’ products, may increase our costs or the price of PEM fuel cell applications and could reduce or eliminate demand for some or all of our or our customers’ products.

Financial Information by Business Segment and Geographic Data

We operate in one business segment, membrane electrode assemblies and associated membranes. In fiscal 2003, 86% of our revenue was from the U.S. Government and 14% was from Sanyo, which is located in Japan. In fiscal 2004, 100% of our revenue was from Electric Power Development Co., Ltd., which is located in Japan. In fiscal 2005, 100% of our revenue was from Sanyo and Nissan, both of which are located in Japan.

Employees

As of June 30, 2005, we had 21 employees, consisting of 14 in research and development, 2 in sales and marketing and 5 in general and administrative. We believe our relationship with our employees is good.

Legal Proceedings

From time to time, we may be involved in litigation relating to claims arising out of our operations. We are not currently involved in any legal proceedings.

Facilities

We currently lease approximately 7,000 square feet of office and research and development space in Honolulu, Hawaii. Our lease expires on January 31, 2008. In addition, we own approximately 2.2 acres of land in Kapolei, Hawaii, and are in the process of building approximately 14,000 square feet of combined office, research and development, and manufacturing space on a portion of that land. We expect to relocate to the Kapolei facility in September 2005, and plan to sublease our existing facility. After we complete construction of our Kapolei facility, we will have approximately one acre of undeveloped land on which to expand.

MANAGEMENT

Executive Officers and Directors

Our executive officers and directors, and their ages and positions as of June 30, 2005, are as follows:

Name	Age	Position
Dustin M. Shindo	31	Chairman of the Board of Directors, President and Chief Executive Officer
Karl M. Taft III	32	Chief Technology Officer and Director
Darryl S. Nakamoto	31	Chief Financial Officer, Treasurer and Secretary
Scott B. Paul	31	Vice President, Business Development and General Counsel
Kenton T. Eldridge(1)	62	Director
Karl E. Stahlkopf, Ph.D.(1)	64	Director
Paul K. Yonamine(1)	47	Director

(1)	Member of the Audit Committee.

Dustin M. Shindo, one of our founders, has served as our Chairman of the Board of Directors, President and Chief Executive Officer since March 2001. From November 1999 to February 2001, Mr. Shindo was a founder and Chief Executive Officer of Activitymax, Inc., a small privately-held travel reservation software company, where Mr. Shindo was responsible for managing customer relationships, developing the company’s marketing program and managing the operations of the company. From August 1999 to April 2000, Mr. Shindo was a business consultant at The Lucas Group, a strategic consulting firm, where Mr. Shindo focused on business strategy projects as part of multi-person engagement teams. In 1995, Mr. Shindo founded Mehana Brewing Company, a privately-held microbrewery, where he continues to serve as President and as a member of the board of directors. Mr. Shindo’s family manages the day-to-day operations of Mehana Brewing Company and Mr. Shindo’s time commitment is not significant. Mr. Shindo devotes substantially all of his time to the management of Hoku. Mr. Shindo has a B.A. in Accounting from the University of Washington and an M.B.A. from the Darden Graduate School of Business Administration at the University of Virginia.

Karl M. Taft III, one of our founders, has served as our Chief Technology Officer since March 2001 and a member of our board of directors since August 2001. From October 1996 to March 2001, Mr. Taft held various positions at PCC Structurals, Inc., a manufacturer of titanium casting, including Lead Manager for Research and Development, Industrial Engineer and Research Chemist. In 2000, Mr. Taft was an Adjunct Professor at Portland State University. Mr. Taft has a B.A. in Chemistry from Pacific University, an M.S. in Environmental Science and Engineering from Oregon Graduate Institute and an M.B.A. from Portland State University.

Darryl S. Nakamoto has served as our Chief Financial Officer and Treasurer since January 2005 and our Secretary since March 2005. From January 2003 to December 2004, Mr. Nakamoto was a finance analyst for Frito-Lay of Hawaii, a division of PepsiCo, Inc. From May 2002 to January 2003, Mr. Nakamoto was not employed. From March 2001 to May 2002, Mr. Nakamoto was a sales and marketing executive for Syntera Solutions, the software development and document management division of Profitability of Hawaii, Inc., a software company. From April 2000 to February 2001, he served as the regional director of Activitymax, Inc., a travel reservation software company. From December 1996 to March 2000, Mr. Nakamoto was an accountant at KPMG LLP, an accounting firm, where he most recently was as a senior accountant. Mr. Nakamoto has a B.A. in Accounting and Finance from the University of Washington and is a certified public accountant.

Scott B. Paul has served as our Vice President, Business Development and General Counsel since July 2003. Mr. Paul was also our Secretary from November 2004 to March 2005. From June 2002 to June 2003, Mr. Paul was Associate General Counsel and Director of Business Development at Read-Rite

Corporation, a component supplier for hard disk and tape drives. From April 2000 to June 2002, he was an attorney in the Business and Technology Group at Brobeck, Phleger & Harrison LLP, a law firm. From October 1999 to April 2000, Mr. Paul was an attorney in the Business Solutions Group at Reed Smith Crosby Heafey, LLP, a law firm, and from October 1998 to October 1999, he was an attorney at Ropers, Majeski, Kohn & Bentley, a law firm. Mr. Paul has a B.A. in Psychology from the University of California, Los Angeles and a J.D. from Santa Clara University School of Law.

Kenton T. Eldridge has served as a member of our board of directors since April 2004. From March 1983 to August 1997, Mr. Eldridge served in various executive positions for DFS Group Limited, a traveler retailer, including Regional President, Taiwan Region, Regional President, Asian Marketing and Regional President, Alaska Division. Since January 2000, Mr. Eldridge has served as a director and a member of the audit committee of American Savings Bank, F.S.B., a subsidiary of HEI Diversified, Inc., a subsidiary of Hawaiian Electric Industries, Inc. Mr. Eldridge has a B.A. and an M.A. in History and an M.B.A. from the University of New Hampshire.

Karl E. Stahlkopf, Ph.D. has served as a member of our board of directors since July 2002. Since May 2002, Dr. Stahlkopf has been Senior Vice President, Energy Solutions and Chief Technology Officer of Hawaiian Electric Company, Inc., a subsidiary of Hawaiian Electric Industries, Inc. Since December 2002, Dr. Stahlkopf has also served as President of Renewable Hawaii, Inc., a subsidiary of Hawaiian Electric Company, Inc. From November 1973 to April 2002, Dr. Stahlkopf served as Vice President of Power Delivery and Utilization at Energy Power Research Institute, or EPRI, an independent, non-profit center for electricity and environmental research. During his tenure at EPRI, Dr. Stahlkopf was also a founder and served as the President and Chief Executive Officer of EPRI Solutions, a subsidiary of EPRI, and was Chairman of the Board of Directors of Sure-Tech, LLC, a manufacturer of power electronic devices. Dr. Stahlkopf has a B.S. in Electrical Engineering and Naval Science from the University of Wisconsin and an M.S. and Ph.D. in Nuclear Engineering from the University of California, Berkeley.

Paul K. Yonamine has served as a member of our board of directors since March 2005. From April 1999 to April 2005, Mr. Yonamine was an Executive Vice President and the Asia Pacific Regional Leader for BearingPoint, Inc., a business consulting and systems integration firm. From April 1994 to March 1999, Mr. Yonamine served as the Honolulu managing partner and national partner in charge of the Japanese practice consulting group for KPMG LLP, an accounting firm. Mr. Yonamine has a B.S. in Accounting and Finance from the University of San Francisco.

Board of Directors

Upon the closing of the offering, our amended and restated certificate of incorporation will provide that the authorized size of our board of directors may not be less than one nor more than seven members, with the exact authorized number of directors to be fixed from time to time, within these limitations, by resolution of our board of directors. Currently, the authorized size of our board of directors is five members.

Our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors have been divided among the three classes as follows:

•	the Class I director will be Mr. Yonamine, and his term will expire at the annual meeting of stockholders to be held in 2006;

•	the Class II directors will be Messrs. Eldridge and Taft, and their terms will expire at the annual meeting of stockholders to be held in 2007; and

•	the Class III directors will be Mr. Shindo and Dr. Stahlkopf, and their terms will expire at the annual meeting of stockholders to be held in 2008.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change of control of Hoku.

We believe that the composition of our board of directors meets the requirements for independence under the current requirements of the Nasdaq National Market. As required by the Nasdaq National Market, we anticipate that our independent directors will meet in regularly scheduled executive sessions at which only independent directors are present. We intend to comply with future legal requirements to the extent they become applicable to us.

Voting Agreement

We have entered into a voting agreement with certain holders of our common stock and the holders of our Series A and Series C preferred stock. This voting agreement provides that the holders of shares of our Series A and Series C preferred stock, voting together as a separate class, are entitled to elect one director, the holders of shares of our common stock, voting together as a separate class, are entitled to elect two directors, one of whom shall be our Chief Executive Officer, and the holders of shares of our Series A and Series C preferred stock and common stock voting together as a separate class, are entitled to elect our remaining directors. Upon the closing of the offering, the voting agreement will terminate in its entirety and none of our stockholders will have any special rights regarding the election or designation of our board members.

Board Committees

Audit Committee.    Our audit committee is comprised of Messrs. Eldridge and Yonamine and Dr. Stahlkopf, each of whom is a non-employee member of our board of directors. Mr. Yonamine is the chairman of our audit committee. Our board of directors has determined that Mr. Yonamine is an “audit committee financial expert” as defined under SEC rules and regulations by virtue of his business background and experience described under “Executive Officers and Directors” above. We believe that the composition of our audit committee meets the current requirements for independence and financial sophistication under the Nasdaq National Market and SEC rules and regulations. In addition, our audit committee has the specific responsibilities and authority necessary to comply with the Nasdaq National Market and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Our audit committee is responsible for, among other things:

•	overseeing and monitoring:

•	our corporate accounting and financial reporting practices and the audits of our financial statements;

•	our systems of internal accounting and financial controls;

•	the quality and integrity of our financial statements and reports; and

•	the qualifications, independence and performance of our independent registered public accounting firm;

•	appointing an independent registered public accounting firm to audit our financial statements;

•	preparing the report that the rules and regulations of the SEC require be included in our annual proxy statement;

•	providing our board of directors with the results of its monitoring and recommendations; and

•	providing our board of directors with additional information and materials as it deems necessary to make our board of directors aware of significant financial matters that require the attention of our board of directors.

Stock Award Committee.    Our stock award committee is responsible for granting stock awards under our 2002 Stock Plan, 2005 Equity Incentive Plan and any equity bonus plans approved by the board of directors in accordance with guidelines approved by a majority of the independent directors of our board of directors. Mr. Shindo is the sole member of the stock award committee.

Compensation Committee Interlocks and Insider Participation

We do not have a compensation committee. During fiscal 2005, Messrs. Shindo and Taft participated in deliberations of our board of directors concerning executive officer compensation. None of our executive officers currently serves, or has served during fiscal 2005, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors.

Compensation Policy

Upon the closing of the offering, all matters related to the compensation of our President and Chief Executive Officer, Chief Technology Officer and other executive officers will be reviewed and approved by a majority of the members of our board of directors who qualify as “outside directors” as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, and “non-employee directors” within the meaning of Rule 16b-3 of the rules promulgated under the Securities Exchange Act of 1934, as amended, which are currently Messrs. Eldridge and Yonamine and Dr. Stahlkopf. We believe that these directors meet the current requirements for independence of the Nasdaq National Market and SEC rules and regulations. We intend to comply with future legal requirements to the extent they become applicable to us.

Director Compensation

The non-employee members of our board of directors, Messrs. Eldridge and Yonamine and Dr. Stahlkopf, are reimbursed for travel, lodging and other reasonable expenses incurred in attending our board of directors or committee meetings. Members of our board of directors do not currently receive cash compensation for attending board or committee meetings. In April 2004, Mr. Eldridge and Dr. Stahlkopf and in August 2004, Mr. Fukunaga, a former non-employee director, each received an option to purchase 13,333 shares of our common stock at an exercise price of $0.15 per share. These options vest as follows: 1/8th of the shares subject to the option vest three months after the vesting commencement date and 1/8th of the shares vest quarterly thereafter over two years, subject in each case to the recipient’s continued service as a director. In March 2005, Mr. Eldridge and Dr. Stahlkopf each received an option to purchase 20,000 shares of our common stock and Mr. Yonamine received an option to purchase 26,666 shares of our common stock at an exercise price of $4.50 per share. These options vest as to 1/36th of the shares in equal monthly installments, subject in each case to the recipient’s continued service as a director. In the event of a change of control transaction, options outstanding under the March 2005 stock option agreements, held by non-employee directors whose service has not terminated prior to such a change of control and whose service terminates as a condition for the closing of such a change of control, will accelerate in full. If the non-employee director’s relationship with us, or any of our affiliates, ceases within 12 months following a specified change of control transaction, the non-employee director may exercise any vested options for a period of 12 months following the effective date of that transaction.

Our 2005 Non-Employee Directors’ Stock Option Plan, which will become effective upon the signing of the purchase agreement for the offering, provides for the automatic grant of options to purchase shares of common stock to our non-employee directors. Each individual who first becomes a non-employee director after the offering will receive an initial option grant to purchase 20,000 shares of common stock, and each non-employee director will receive an annual option grant to purchase 6,666 shares of common stock starting at the annual meeting of stockholders to be held in 2006. Initial grants vest as to 1/36th of the shares monthly over three years and annual grants vest as to 1/12th of the shares monthly commencing on the second anniversary of the date of grant, subject in each case to the recipient’s continued service as a director. Please refer to the section entitled “Employee Benefit Plans—2005 Non-Employee Directors’ Stock Option Plan” below for a further description of our 2005 Non-Employee Directors’ Stock Option Plan.

Executive Compensation

The following table sets forth information regarding all compensation that we paid to our Chief Executive Officer during fiscal 2005. No other executive officer had compensation in excess of $100,000 for fiscal 2005.

	Annual Compensation
Name and Principal Position	Salary	Bonus
Dustin M. Shindo(1) Chairman of the Board of Directors, President and Chief Executive Officer	$222,500	$12,400

(1)	Includes $100,000 paid to Mr. Shindo in fiscal 2004 for services to be performed in fiscal 2005. In the event Mr. Shindo did not render such services, he was under no obligation to repay this amount.

Stock Option Grants in Fiscal 2005

Dustin M. Shindo did not receive any stock option grants during fiscal 2005.

Option Exercises in Fiscal 2005 and March 31, 2005 Option Values

Dustin M. Shindo did not exercise any options during fiscal 2005 and did not hold any options as of March 31, 2005.

Change of Control Arrangements

Dustin M. Shindo.    We have entered into a Stock Restriction Agreement, dated June 21, 2002, with Dustin M. Shindo, our Chairman of the Board of Directors, President and Chief Executive Officer. This agreement initially gave us the right to repurchase up to 4,800,000 shares of our common stock held by Mr. Shindo. The agreement provided for the lapse of this repurchase right over time with the repurchase right lapsing as to 1/4th of the shares on June 21, 2002 and as to an additional 1/48th of the shares each month thereafter. As of June 30, 2005, no shares remained subject to our right of repurchase. The Stock Restriction Agreement was amended on July 16, 2003 to provide that, if we are subject to a change of control, our repurchase right would automatically lapse with respect to 1/2 of the remaining unvested shares, and if Mr. Shindo is involuntarily terminated within 18 months of a change of control, then our repurchase right will automatically lapse with respect to all of the remaining unvested shares.

Karl M. Taft III.    We have entered into a Stock Restriction Agreement, dated June 21, 2002, with Karl M. Taft III, our Chief Technology Officer. This agreement initially gave us the right to repurchase up to 1,000,000 shares of our common stock held by Mr. Taft. The agreement provided for the lapse of this repurchase right over time with the repurchase right lapsing as to 1/4th of the shares on June 21, 2002 and as to an additional 1/48th of the shares each month thereafter. As of June 30, 2005, no shares remained subject to our right of repurchase. The Stock Restriction Agreement was amended on July 16, 2003 to provide that, if we are subject to a change of control, our repurchase right would automatically lapse with respect to 1/2 of the remaining unvested shares, and if Mr. Taft is involuntarily terminated within 18 months of a change of control, then our repurchase right will automatically lapse with respect to all of the remaining unvested shares.

Scott B. Paul.    Scott B. Paul, our Vice President, Business Development and General Counsel, was granted an option to purchase 80,000 shares of our common stock at an exercise price of $0.075 per share in July 2003. In April 2004, Mr. Paul was granted an option to purchase 20,000 shares of our common stock at an exercise price of $0.15 per share, and in December 2004, Mr. Paul was granted an option to purchase 33,333 shares of our common stock at an exercise price of $0.375 per share. Each of Mr. Paul’s stock option agreements were amended to provide that, if Mr. Paul is terminated without cause within 18 months of a change of control, 1/2 of his unvested shares would become vested on the date of termination.

Non-Employee Directors.    Stock options granted to our non-employee directors contain provisions providing for full acceleration and vesting upon a change of control in certain circumstances. For information regarding these agreements, see “Management—Director Compensation.”

Calendar Year 2005 Executive Incentive Compensation Plan

In July 2005, the independent members of our board of directors, or the Independent Members, approved the Calendar Year 2005 Executive Incentive Compensation Plan, or the 2005 Plan. Each incentive payment under the 2005 Plan will be split such that 50% is allocated to cash and 50% is allocated to a stock award to be issued pursuant to our 2005 Equity Incentive Plan. The Independent Members will determine the amounts and the timing of the issuance of any stock awards under the 2005 Equity Incentive Plan in their sole discretion.

Under the 2005 Plan, incentive payments may be paid to our executive officers if we achieve targets set by the Independent Members. For calendar year 2005, each executive officer’s incentive payment will be split among four categories of corporate performance targets, as determined by the Independent Members, as follows:

•	37.5% is allocated to the achievement of revenue, net income and stockholder value targets;

•	25% is allocated to the achievement of product development targets;

•	25% is allocated to the achievement of business development targets; and

•	12.5% is allocated to the achievement of corporate best practices targets.

The maximum amount of additional compensation each executive officer may receive upon achievement of the corporate performance targets is 120% of that executive officer’s annual base salary as of July 8, 2005. The Independent Members may amend or terminate the 2005 Plan at any time in their sole discretion and may modify the corporate performance targets and/or incentive payment amounts and the allocation of value between such amounts at any time in their sole discretion.

Employee Benefit Plans

2002 Stock Plan

Our 2002 Stock Plan was adopted by our board of directors and subsequently approved by our stockholders in June 2002, and was amended in December 2003.

Share Reserve.    An aggregate of 1,200,000 shares of our common stock are reserved for issuance under this plan. As of June 30, 2005, options to purchase an aggregate of 636,651 shares of our common stock were outstanding, at a weighted average exercise price of $0.80 per share, and 525,015 shares of our common stock were available for future issuance.

Administration.    Our board of directors has the authority to determine the terms and conditions of the options and stock purchase rights granted under this plan and may reduce the exercise price of an option to the then current fair market value of our common stock or institute a program whereby outstanding options are exchanged for options with a lower exercise price.

Stock Options.    The maximum term of the options granted under the 2002 Stock Plan is ten years. The awards granted under this plan may not be transferred in any manner other than by will or by the laws of descent and distribution, except in the case of a transferable nonstatutory stock option, which may be transferred by inter vivos or testamentary trust in which the options are passed to beneficiaries upon death or by gift to an immediate family member. For options granted under the 2002 Stock Plan, if an optionee’s service relationship with us, or any of our affiliates, ceases due to disability or death, or an optionee dies within a specified period following termination of service, the optionee, or his or her beneficiary, may exercise any vested options for a period of 12 months. If an optionee’s service relationship with us, or any of our affiliates, ceases for any reason other than disability or death, the optionee may exercise any vested options for a period of 60 days from cessation of service, unless the terms of the stock option agreement provide for earlier or later termination.

Tax Limitations on Incentive Stock Option Grants.    The 2002 Stock Plan provides only for the award of incentive stock options, nonstatutory stock options and stock purchase rights. Incentive stock options within the meaning of Section 422 of the Internal Revenue Code may be granted only to our employees and must be granted at 100% of the fair market value of our common stock on the date of grant. Nonstatutory stock options and stock purchase rights may be granted under the 2002 Stock Plan only to our employees, directors, consultants and advisors and must be granted at no less than 85% of the fair market value of our common stock on the date of grant.

Changes of Control.    The 2002 Stock Plan provides that, in the event of our merger with or into another corporation, or a sale of substantially all of our assets, the successor corporation or its parent or subsidiary will assume or substitute each stock purchase right and option. If the outstanding stock purchase rights or options are not assumed or substituted, they will terminate immediately prior to the consummation of the merger transaction.

Upon the closing of the offering, our board of directors will not make further grants pursuant to the 2002 Stock Plan. Options granted under the 2002 Stock Plan will continue to be subject to the terms and conditions set forth in the stock option agreements.

2005 Equity Incentive Plan

Our board of directors adopted our 2005 Equity Incentive Plan in March 2005 and our stockholders approved the plan in July 2005. The 2005 Equity Incentive Plan will become effective immediately upon the signing of the purchase agreement for the offering. The 2005 Equity Incentive Plan will terminate on March 23, 2015, unless sooner terminated by our board of directors. The 2005 Equity Incentive Plan provides for the grant of incentive stock options, as defined under Section 422 of the Internal Revenue Code, nonstatutory stock options, stock purchase awards, stock bonus awards, stock appreciation rights, stock unit awards and other forms of equity compensation, or stock awards, which may be granted to employees, including officers, and to non-employee directors and consultants.

Share Reserve.    The aggregate number of shares of our common stock that may be issued pursuant to stock awards under the 2005 Equity Incentive Plan is 666,666 shares; provided, however, that such share reserve will be increased from time to time by the number of shares of our common stock issuable pursuant to stock awards outstanding under the 2002 Stock Plan as of the effective date of the 2005 Equity Incentive Plan that, but for the termination of the 2002 Stock Plan as of the effective date of the

2005 Equity Incentive Plan, would otherwise have reverted to the share reserve of the 2002 Stock Plan. The number of shares of common stock reserved for issuance will automatically increase on April 1st of each year, from 2006 through 2014, in an amount equal to the lesser of 133,333 shares of our common stock or the number of shares of common stock granted pursuant to stock awards in the prior fiscal year. However, our board of directors has the authority to designate a smaller number of shares by which the authorized number of shares of common stock will be increased prior to the first day of any fiscal year. The number of shares of our common stock that may be issued pursuant to the exercise of incentive stock options under the 2005 Equity Incentive Plan is 666,666 shares of our common stock, plus the number of shares by which the 2005 Equity Incentive Plan reserve is increased annually as described above.

No person may be granted awards covering more than 333,333 shares of our common stock under the 2005 Equity Incentive Plan during any calendar year pursuant to an appreciation-only stock award, which is a stock award whose value is determined by reference to an increase over an exercise price of at least 100% of the fair market value of the common stock on the date of grant. A stock option with an exercise price equal to the fair market value of the common stock on the date of grant is an example of an appreciation-only stock award. This limitation is designed to ensure that any deductions to which we would otherwise be entitled upon the exercise of an appreciation-only stock award or upon the subsequent sale of shares purchased under such a stock award, will not be subject to the $1 million limitation on the income tax deductibility of compensation paid per covered executive officer imposed under Section 162(m) of the Internal Revenue Code. In addition, the maximum benefit to be received by any individual in any calendar year attributable to stock awards granted, vested or exercised based upon service conditions or upon reaching certain goals during a performance period, or both, may not exceed the value of 333,333 shares of our common stock.

The following types of shares issued under the 2005 Equity Incentive Plan may again become available for the grant of new awards under the 2005 Equity Incentive Plan: (a) shares that are forfeited to or repurchased by us prior to becoming fully vested; (b) shares withheld to satisfy income and employment withholding taxes; (c) shares used to pay the exercise price of an option in a net exercise arrangement and (d) shares tendered to us to pay the exercise price of an option. In addition, if a stock award granted under the 2005 Equity Incentive Plan expires or otherwise terminates without being exercised in full, the shares of common stock not acquired pursuant to the stock award again become available for subsequent issuance under the 2005 Equity Incentive Plan. Shares issued under the 2005 Equity Incentive Plan may be previously unissued shares or shares reacquired in the market or otherwise.

Administration.    Subject to the terms of the 2005 Equity Incentive Plan, our board of directors or an authorized committee, referred to herein as the plan administrator, determines the recipients, grant dates, numbers and types of equity awards to be granted and terms and conditions of the equity awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, the plan administrator will also determine the exercise price of options granted, the purchase price of stock purchase awards and, if applicable, stock units, and the strike price for stock appreciation rights.

The plan administrator, with the consent of any adversely affected optionee, has the authority to:

•	reduce the exercise price of any outstanding option;

•	cancel any outstanding option and grant in exchange for one or more of the following:

•	new options covering the same or a different number of shares of common stock;

•	new stock awards;

•	cash; or

•	other valuable consideration; and

•	engage in any action that is treated as a repricing under generally accepted accounting principles.

Stock Options.    Incentive and nonstatutory stock options are granted pursuant to incentive and nonstatutory stock option agreements. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2005 Equity Incentive Plan and applicable law, provided that the exercise price of an incentive stock option or a nonstatutory stock option cannot be less than 100% of the fair market value of our common stock on the date of grant, unless granted in connection with a merger or acquisition. Options granted under the 2005 Equity Incentive Plan will vest at the rate specified by the plan administrator.

Generally, the plan administrator determines the term of stock options granted under the 2005 Equity Incentive Plan, up to a term of ten years, except in the case of certain incentive stock options, as described below. Unless the terms of an optionee’s stock option agreement provide otherwise, if an optionee’s service relationship with us, or any of our affiliates, ceases due to disability or death, or an optionee dies within a specified period following termination of service, the optionee, or his or her beneficiary, may exercise any vested options for a period respectively of 12 months, or 18 months in the event of death, after the date the service relationship ends or the date of disability or death, as applicable.

If an optionee’s relationship with us, or any of our affiliates, ceases for any reason other than disability or death, the optionee may exercise any vested options for a period of three months from cessation of service, unless the terms of the stock option agreement provide for earlier or later termination. In no event, however, may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include cash, common stock previously owned by the optionee, a deferred payment arrangement, a broker-assisted cashless exercise, a net exercise of the option and other legal consideration approved by the plan administrator.

Generally, an optionee may not transfer a stock option other than by will or the laws of descent and distribution unless, in the case of nonstatutory stock options, the stock option agreement provides otherwise. However, an optionee may designate a beneficiary who may exercise the option following the optionee’s death.

Tax Limitations on Incentive Stock Option Grants.    Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to incentive stock options that are exercisable for the first time by an optionee during any calendar year under all of our stock plans may not exceed $100,000. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless the following conditions are satisfied: the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and the term of the incentive stock option does not exceed five years from the date of grant.

Stock Purchase Awards.    Any stock purchase awards will be granted pursuant to stock purchase award agreements. The purchase price for stock purchase awards must be at least the par value of our common stock. The purchase price for a stock purchase award may be payable in cash or the recipient’s past services performed for us, or may be paid pursuant to a deferred payment or similar arrangement or in any other form of legal consideration. Shares of common stock acquired under a stock purchase award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule to be determined by the plan administrator. Rights to acquire shares under a stock purchase award may be transferred only upon the terms and conditions set by the plan administrator.

Stock Bonus Awards.    Any stock bonus awards will be granted pursuant to stock bonus award agreements. A stock bonus award may be granted in consideration for the recipient’s past services performed for us or our affiliates or for any other form of legal consideration acceptable to our board of directors. Shares of common stock acquired under a stock bonus award may, but need not, be subject to forfeiture to us in accordance with a vesting schedule to be determined by the plan administrator. Rights to acquire shares under a stock bonus award may be transferred only upon the terms and conditions set by the plan administrator.

Stock Appreciation Rights.    Any stock appreciation rights will be granted pursuant to stock appreciation rights agreements. The plan administrator determines the strike price for a stock appreciation right. Upon the exercise of a stock appreciation right, we will pay the participant an amount equal to the product of (a) the difference between the per share fair market value of the common stock on the date of exercise and the exercise price and (b) the number of shares of common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under the 2005 Equity Incentive Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

The plan administrator determines the term of stock appreciation rights granted under the 2005 Equity Incentive Plan. If a participant’s service relationship with us, or any of our affiliates, ceases, then the participant, or his or her beneficiary, may exercise any vested stock appreciation right for three months, or such longer or shorter period specified in the stock appreciation right agreement, after the date the service relationship ends. In no event, however, may an option be exercised beyond the expiration of its term.

Stock Unit Awards.    Any stock unit awards will be granted pursuant to stock unit award agreements. A stock unit award may require the payment of at least the par value of the stock. Payment of any purchase price may be made in any form permitted under applicable law; however, we may settle a payment due to a recipient of a stock unit award by cash, by delivery of shares of common stock, or by a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration determined by the plan administrator and set forth in the stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a stock unit award. Rights to acquire shares or other payment under a stock unit award agreement may not be transferred other than by will or by the laws of descent and distribution. Except as otherwise provided in the applicable award agreement, stock units that have not vested will be forfeited upon the participant’s termination of continuous service for any reason.

Other Equity Awards.    The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the award, the purchase price, if any, the timing of exercise and vesting and any repurchase rights associated with those awards. Unless otherwise specifically provided for in the award agreement, these awards may not be transferred other than by will or by the laws of descent and distribution.

Changes to Capital Structure.    In the event that there is a specified type of change in our capital structure not involving the receipt of consideration by us, such as a stock split, the number of shares reserved under the 2005 Equity Incentive Plan and the numbers of shares and exercise prices or strike prices, if applicable, of all outstanding stock awards will be appropriately adjusted.

Corporate Transactions.    In the event of certain significant corporate transactions, all outstanding stock awards under the 2005 Equity Incentive Plan may be assumed, continued or substituted for by any surviving or acquiring entity or its parent company. If the surviving or acquiring entity, or its parent company, elects not to assume, continue or substitute for these stock awards, then (a) with respect to any such stock awards that are held by individuals then performing services for us or our affiliates, the vesting and exercisability provisions of the stock awards will be accelerated in full and the awards will be terminated if not exercised prior to the effective date of the corporate transaction and (b) all other outstanding stock awards will terminate if not exercised prior to the effective date of the corporate transaction. Other stock awards such as stock purchase awards may have their repurchase or forfeiture rights assigned to the surviving or acquiring entity, or its parent company, in the corporate transaction. If repurchase or forfeiture rights are not assigned, then the stock awards will become fully vested.

Changes of Control.    Our board of directors has the discretion to provide that a stock award under the 2005 Equity Incentive Plan will immediately vest as to all or any portion of the shares subject to the stock award (a) immediately upon the occurrence of certain specified change of control transactions, whether or not the stock award is assumed, continued or substituted by a surviving or acquiring entity in the transaction or (b) in the event a participant’s service with us or a successor entity is terminated actually or constructively within a designated period following the occurrence of certain specified change of control transactions. Stock awards held by participants under the 2005 Equity Incentive Plan will not vest on such an accelerated basis unless specifically provided by the participant’s applicable award agreement.

2005 Non-Employee Directors’ Stock Option Plan

Our board of directors adopted our 2005 Non-Employee Directors’ Stock Option Plan in March 2005 and our stockholders approved the plan in July 2005. The 2005 Non-Employee Directors’ Stock Option Plan will become effective immediately upon the signing of the purchase agreement for the offering. The 2005 Non-Employee Directors’ Stock Option Plan provides for the automatic grant of nonstatutory stock options to purchase shares of common stock to our non-employee directors.

Share Reserve.    The aggregate number of shares of common stock that may be issued pursuant to options granted under our 2005 Non-Employee Directors’ Stock Option Plan is 66,666 shares. The number of shares of our common stock reserved for issuance will automatically increase on April 1st of each year, from 2006 through 2014, by the number of shares of common stock subject to options granted during the preceding fiscal year, less the number of shares that reverted back to the share reserve during the preceding fiscal year. However, our board of directors has the authority to designate a smaller number of shares by which the authorized number of shares of common stock will be increased prior to the last day of any fiscal year. If any option expires or terminates for any reason, in whole or in part, without having been exercised in full, the shares of common stock not acquired under that option will become available for future issuance under the 2005 Non-Employee Directors’ Stock Option Plan. As of the date hereof, no shares of common stock have been issued under the 2005 Non-Employee Directors’ Stock Option Plan.

Administration.    Our board of directors will administer the 2005 Non-Employee Directors’ Stock Option Plan. The exercise price of the options granted under the 2005 Non-Employee Directors’ Stock Option Plan will be equal to the fair market value of the common stock on the date of grant. No option granted under the 2005 Non-Employee Directors’ Stock Option Plan will be exercisable after the expiration of ten years from the date it was granted. Options granted under the 2005 Non-Employee Directors’ Stock Option Plan will generally not be transferable other than by will or by the laws of descent and distribution and will be exercisable during the life of the optionee only by the optionee. However, an option may be transferred for no consideration upon written consent of our board of directors if:

•	at the time of transfer, a Form S-8 registration statement under the Securities Act is available for the issuance of shares upon the exercise of the transferred option; or

•	the transfer is to the optionee’s employer or an affiliate of the optionee’s employer at the time of transfer.

If an optionee’s service relationship with us or any of our affiliates, whether as a non-employee director or subsequently as an employee, director or consultant of ours or any of our affiliates, ceases for any reason, then the optionee will be able to exercise his or her vested options for the term provided in the stock option agreement, which generally will be three months, 12 months in the event of disability or 18 months in the event of death, or if an optionee dies within the three-month period following termination of service, but in no event beyond the option term. If an optionee’s service terminates within 12 months following a specified change of control transaction, the optionee may exercise vested options for a period of 12 months following the effective date of the transaction but in no event beyond the option term.

Automatic Grants.    Pursuant to the terms of the 2005 Non-Employee Directors’ Stock Option Plan, any individual who becomes a non-employee director for the first time after the offering will automatically be granted an initial grant to purchase 20,000 shares of common stock upon election or appointment to our board of directors. The initial grant will vest each month as to 1/36th of the shares subject to the grant so long as such person is an employee, a consultant or a director. Any person who is a non-employee director on the date of an annual meeting of our stockholders, commencing with the annual meeting in 2006, and has served as a non-employee director for at least six months prior to that annual meeting will automatically be granted on that date an option to purchase 6,666 shares of common stock. The annual grant will vest each month as to 1/12th of the shares subject to the grant commencing on the second anniversary of the date of grant. Accordingly, our management will retain broad discretion as to the allocation of the net proceeds of the offering. Vesting ceases when the optionee is no longer in our service as an employee, director or consultant.

Changes to Capital Structure.    In the event that there is a specified type of change in our capital structure not involving receipt of consideration by us, such as a stock split, the number of shares reserved under the 2005 Non-Employee Directors’ Stock Option Plan and the numbers of shares and exercise prices of all outstanding nonstatutory stock options will be appropriately adjusted.

Corporate Transactions.    In the event of certain significant corporate transactions, all outstanding options under the 2005 Non-Employee Directors’ Stock Option Plan may be either assumed, continued or substituted for by any surviving or acquiring entity, or its parent company. If the surviving or acquiring entity, or its parent company, elects not to assume, continue or substitute for these options, then (a) with respect to any options that are held by optionees then performing services for us or our affiliates, the vesting and exercisability will be accelerated in full and these options will be terminated if not exercised prior to the effective date of the corporate transaction and (b) all other outstanding options will terminate if not exercised prior to the effective date of the corporate transaction.

Changes of Control.    In the event of specified change of control transactions, outstanding options under the 2005 Non-Employee Directors’ Stock Option Plan held by non-employee directors whose service has not terminated prior to such a change of control and non-employee directors whose service terminates as a condition for the closing of such a change of control will accelerate in full. If an optionee’s relationship with us, or any of our affiliates, ceases within 12 months following a specified change of control transaction, the optionee may exercise any vested options for a period of 12 months following the effective date of that transaction.

Limitation on Liability and Indemnification

Our amended and restated certificate of incorporation provides that the liability of our directors for monetary damages will be eliminated to the fullest extent under applicable law. Section 102 of the Delaware General Corporation Law prohibits our amended and restated certificate of incorporation from limiting a director’s liability for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director’s duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief remain available under Delaware law. Our amended and restated certificate of incorporation does not affect a director’s responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

Our bylaws provide that we must indemnify our directors and executive officers and may indemnify our other employees and agents to the fullest extent permitted by Delaware law. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity. We have entered and expect to continue to enter into agreements to indemnify our directors, officers and other employees and agents as determined by our board of directors. These agreements provide for indemnification for related expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding arising in their capacity as a director, officer, employee or other agent of us. We believe that these bylaw provisions and indemnity agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

At present, we are not aware of any pending litigation or proceeding involving any of our directors, officers, employees or agents in their capacity as such, where indemnification will be required or permitted. We are also not aware of any threatened litigation or proceeding that might result in a claim for indemnification.

RELATED PARTY TRANSACTIONS

Stock Sales

From our inception through June 30, 2005, the following executive officers, directors and holders of more than 5% of our voting securities have purchased securities in the amounts and as of the dates set forth below.

	Common Stock(1)	Series A Preferred Stock	Series C Preferred Stock
Directors and Executive Officers:
Dustin M. Shindo	4,800,000	—	—
Karl M. Taft III	1,000,000	—	—
Kenton T. Eldridge(2)	—	66,666	—
5% Stockholders:
HEI Properties, Inc.(3)	33,333	666,666	—
Entities affiliated with Lava Ventures(4)	—	—	2,899,999
Michael R. Gardner(5)	866,666	—	—
Price per share	$0.000020834-$0.75	$0.75	$1.50
Date(s) of purchase	05/01-03/02	06/02-12/02	12/03-06/04

(1)	All parties identified above paid $0.000020834 per share for their common stock, other than HEI Properties, Inc., which paid $0.75 per share.
(2)	Represents shares held by the Kenton T. Eldridge, Trustee of the Kenton T. and Hannelore G. Eldridge Trust dated Sept. 1984.
(3)	Dr. Stahlkopf, one of our directors, is Senior Vice President, Energy Solutions and Chief Technology Officer of Hawaiian Electric Company, Inc. Hawaiian Electric Company, Inc. and HEI Properties, Inc. are wholly-owned subsidiaries of Hawaiian Electric Industries, Inc. Of the 666,666 shares of Series A preferred stock, 33,333 were purchased upon exchange of 33,333 shares of common stock held by HEI Properties, Inc.
(4)	The entities are Lava Ventures III, LLC and Lava Ventures VII, LP.
(5)	In August 2003, we repurchased 216,666 shares of common stock, at the original purchase price of $0.000020834, in connection with Mr. Gardner’s separation from Hoku.

Each outstanding share of our Series A and Series C preferred stock will automatically convert into common stock on a one-for-one basis immediately prior to the closing of the offering.

Agreements with Executive Officers, Directors and 5% Stockholders

We have entered into the following agreements with our executive officers, directors and holders of more than 5% of our voting securities:

Registration Rights Agreement.    We have entered into an agreement with certain purchasers of our common stock, including directors and executive officers and the purchasers of our Series A and Series C preferred stock, including entities with which certain of our directors are affiliated, that provides for certain rights relating to the registration of their shares of common stock issuable upon conversion of their preferred stock. The directors, executive officers and holders of 5% of our capital stock that are parties to this agreement are Dustin M. Shindo, Karl M. Taft III, Michael R. Gardner, HEI Properties, Inc. and the entities affiliated with Lava Ventures (Lava Ventures III, LLC and Lava Ventures VII, LP). For further information, see “Description of Capital Stock—Registration Rights.”

Change of Control Arrangements.    We have entered into stock restriction and change of control agreements with our executive officers and directors. For information regarding these agreements, see “Management—Change of Control Arrangements.”

Calendar Year 2005 Executive Incentive Compensation Plan.    Our board of directors has approved a Calendar Year 2005 Executive Incentive Compensation Plan for the benefit of our executive officers. For information regarding this plan, see “Management—Calendar Year 2005 Executive Incentive Compensation Plan.”

Related Party Transaction.    Ryan Shindo, our Director of Operations, is the brother of Dustin M. Shindo, our Chairman of the Board of Directors, President and Chief Executive Officer. Ryan Shindo has an annual salary of $30,000. In December 2004, Ryan Shindo was granted an option to purchase 13,333 shares at an exercise price of $0.375 per share.

We believe that all of the transactions described above were made on terms no less favorable to us than could have been obtained from unaffiliated third parties.

Director and Officer Indemnification.    Our amended and restated certificate of incorporation contains provisions limiting the liability of directors. In addition, as permitted by our bylaws, we have entered into agreements to indemnify our directors and executive officers to the fullest extent permitted under Delaware law. See “Management—Limitation of Liability and Indemnification.”

Separation Agreement.    We have entered into a separation agreement with Michael R. Gardner, a 5% stockholder and former Chief Operating Officer, dated August 1, 2003. At the time of his separation, Mr. Gardner held 866,666 shares of our common stock, 433,334 of which were fully vested. In connection with Mr. Gardner’s separation, we repurchased 216,666 shares held by Mr. Gardner at an aggregate cost of $4.52. We also agreed to accelerate the vesting of an additional 216,666 shares of his common stock. We possess a right of repurchase with respect to these 216,666 shares in the event that Mr. Gardner breaches his release agreement with us. Our repurchase right terminates upon the closing of the offering.

All future transactions between us and our executive officers, directors, principal stockholders and their affiliates will be approved by a majority of our board of directors, including a majority of the independent and disinterested directors in these transactions.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our capital stock as of June 30, 2005 by:

•	each person, or group of affiliated persons, known by us to be the beneficial owner of more than 5% of any class of our voting securities;

•	each of our directors;

•	our chief executive officer; and

•	all of our current directors and executive officers as a group.

Information with respect to beneficial ownership has been furnished to us by each director, executive officer or 5% or more stockholder, as the case may be. Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security. Unless otherwise indicated, options and warrants to purchase shares of our common stock that are exercisable within 60 days of June 30, 2005 are deemed to be beneficially owned by the persons holding these options and warrants for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person’s ownership percentage. Except as otherwise indicated, we believe that the beneficial owners of our common stock listed below, based on the information each of them has given to us, have sole investment and voting power with respect to their shares, except where community property laws may apply.

This table lists applicable percentage ownership based on 12,458,321 shares of our common stock outstanding as of June 30, 2005, including shares of preferred stock on an as-converted basis, and also lists applicable percentage ownership based on 16,658,321 shares of common stock outstanding after the closing of the offering.

Unless otherwise noted below, the address of each beneficial owner listed in the table is c/o Hoku Scientific, Inc., 2153 North King Street, Suite 300, Honolulu, Hawaii 96819.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned(1)	Shares That May be Acquired within 60 days of June 30, 2005	Percent of Common Stock
			Before Offering	After Offering
5% Stockholders
Entities affiliated with Lava Ventures(2)	2,899,999	—	23.3%	17.4%
HEI Properties, Inc.(3)	666,666	—	5.4	4.0
Michael R. Gardner(4)	650,000	—	5.2	3.9

Directors and Executive Officers
Dustin M. Shindo(5)	9,127,662	—	73.3	54.8
Karl M. Taft III	1,013,333	13,333	8.1	6.1
Kenton T. Eldridge(6)	77,221	10,555	*	*
Karl E. Stahlkopf(7)	10,555	10,555	*	*
Paul K. Yonamine	2,962	2,962	*	*
Executive officers and directors as a group (7 persons)	10,270,066	75,738	81.9	61.4

*	Less than 1%.
(1)	Includes shares of common stock subject to a right of repurchase and shares issuable pursuant to options exercisable within 60 days of June 30, 2005.
(2)

Represents 233,333 shares held by Lava Ventures III, LLC and 2,666,666 shares held by Lava Ventures VII, LP. Gwendolyn A. Watanabe is the manager of Watanabe Group, LLC, the managing member of Lava Management, LLC. Lava Management, LLC is the manager of Lava Ventures III, LLC and the general partner of Lava Ventures VII, LP. Ms. Watanabe disclaims beneficial ownership of the shares held by Lava Ventures III, LLC and Lava Ventures VII, LP except to the extent of her pecuniary interest therein. The address of Lava Ventures is 1001 Bishop Street, Pauahi Tower, Suite 1570, Honolulu, Hawaii 96813.

(3)	HEI Properties, Inc. is a wholly-owned subsidiary of Hawaiian Electric Industries, Inc., a publicly-traded company. Robert F. Clarke and Eric K. Yeaman serve on the board of directors of HEI Properties, Inc. and exercise shared voting and investment power over the shares. Messrs. Clarke and Yeaman disclaim beneficial ownership of the shares held by HEI Properties, Inc. The address for HEI Properties, Inc. is 900 Richards Street, Honolulu, Hawaii 96813.
(4)	Includes 216,666 shares subject to a right of repurchase within 60 days of June 30, 2005, at the original purchase price of $0.000020834, in the event Mr. Gardner breaches the terms of his release with Hoku. The right of repurchase will terminate upon the closing of the offering.
(5)	Includes the following shares as to which Mr. Shindo has power of attorney: (a) 200,000 shares held by Brian J. Baker; (b) 33,333 shares held by Steven R. Baker; (c) 650,000 shares held by Michael R. Gardner; (d) 33,333 shares held by Goodsill Anderson Quinn & Stifel, LLP; (e) 66,666 shares held by JM Associates, LLC; (f) 33,333 shares held by Rebecca K.H. Kamp 1991 Revocable Trust; (g) 66,666 shares held by Leonard Kamp, Jr. 1991 Revocable Trust; (h) 233,333 shares held by Lava Ventures III, LLC; (i) 2,666,666 shares held by Lava Ventures VII, LP; (j) 66,666 shares held by Mid-Ohio Securities Corp. Cust FBO John Kojima, IRA; (k) 100,000 shares held by R. Chester Nierenberg, Trustee of the R. Chester Nierenberg Living Trust; (l) 66,666 shares held by Robert J. Robinson; (m) 33,333 shares held by Gary Sprinkle and Pamela Young Sprinkle; (n) 33,333 shares held by Technosynergies Corp.; (o) 33,333 shares held by Michael Forbes Larratt and Eileen Anne Kleemeyer-Larratt, co-Trustees of the Michael Forbes Larratt Revocable Trust dated 4-19-2004 and (p) 11,001 shares held by Matthew Kurano. This power of attorney terminates upon the closing of the offering, at which time Mr. Shindo will beneficially own 4,800,000 shares, representing 28.8% of our outstanding common stock.
(6)	Includes 66,666 shares held in the name of Kenton T. Eldridge, Trustee of the Kenton T. and Hannelore G. Eldridge Trust dated Sept. 1984.
(7)	Dr. Stahlkopf, one of our directors, is Senior Vice President, Energy Solutions and Chief Technology Officer of Hawaiian Electric Company, Inc. Hawaiian Electric Company, Inc. is a wholly-owned subsidiary of Hawaiian Electric Industries, Inc. Dr. Stahlkopf disclaims beneficial ownership of the shares held by HEI Properties, Inc. See footnote (3).

DESCRIPTION OF CAPITAL STOCK

Upon the closing of the offering and the filing of our amended and restated certificate of incorporation, our authorized capital stock will consist of 100,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of undesignated preferred stock, $0.001 par value per share. The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our amended and restated certificate of incorporation and bylaws, which are exhibits to the registration statement of which this prospectus forms a part.

Common Stock

As of June 30, 2005, 12,458,321 shares of our common stock were outstanding and held of record by 37 stockholders, assuming the conversion of all outstanding shares of our preferred stock into common stock, which will occur immediately prior to the closing of the offering. In addition, as of June 30, 2005, 636,651 shares of our common stock were subject to outstanding options and 183,332 shares of our common stock were subject to outstanding warrants that will terminate if not exercised prior to the closing of the offering. Upon the closing of the offering, 16,658,321 shares of our common stock will be outstanding assuming no exercise of outstanding stock options or warrants or the underwriters’ over-allotment option.

Each share of our common stock entitles its holder to one vote on all matters to be voted upon by our stockholders. Subject to preferences that may apply to any of our outstanding preferred stock, holders of our common stock will receive ratably any dividends our board of directors declares out of funds legally available for that purpose. If we liquidate, dissolve or wind up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and any liquidation preference of any of our outstanding preferred stock. Our common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions. The shares of our common stock to be issued upon the closing of the offering will be fully paid and non-assessable.

Preferred Stock

Upon the closing of the offering and the filing of our amended and restated certificate of incorporation, our board of directors will have the authority, without further action by our stockholders, to issue up to 5,000,000 shares of our preferred stock in one or more series. Our board of directors may designate the rights, preferences, privileges and restrictions of our preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms and number of shares constituting any series. The issuance of our preferred stock could have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock, or delaying or preventing a change of control. Even the ability to issue preferred stock could delay or impede a change of control. Immediately after the closing of the offering, no shares of our preferred stock will be outstanding, and we currently have no plan to issue any shares of our preferred stock.

Warrants

As of June 30, 2005, warrants to purchase an aggregate of 183,332 shares of our common stock were outstanding, at a weighted average exercise price of $0.12 per share. These warrants will terminate if not exercised prior to the closing of the offering.

Registration Rights

Commencing 180 days after the closing of the offering, the holders of 12,036,655 shares of our common stock or certain transferees will be entitled to require us to register these shares under the Securities Act, subject to limitations and restrictions. Also, if at any time, we propose to register any of our securities under the Securities Act, either for our own account or for the account of other securities holders, the holders of these shares will be entitled to notice of the registration and, subject to certain exceptions, will be entitled to include, at our expense, their shares of our common stock in the registration. In addition, the holders of these shares with at least 25% of our common stock, may require us, at our expense and on not more than two occasions in any 12 month period, to file a registration statement on Form S-3 under the Securities Act, if we become eligible to use that form, covering their shares of our common stock, and we will be required to use our best efforts to have the registration statement declared effective. These rights will survive the offering and will terminate on the earlier of five years after the closing of the offering or, with respect to an individual holder, at such time as the individual holder’s securities can be sold within a three-month period pursuant to Rule 144 (including Rule 144(k)) without registration under the Securities Act. These registration rights are subject to conditions and limitations, including the right of the underwriters to limit the number of shares of our common stock included in the registration statement.

Anti-Takeover Provisions

Delaware Anti-Takeover Law.    We are subject to Section 203 of the Delaware General Corporation Law, which regulates acquisitions of some Delaware corporations. In general, Section 203 prohibits, with some exceptions, a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	prior to the time that the stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of voting stock outstanding;

•	shares owned by persons who are directors and also officers; and

•	shares owned by employee stock plans in which employee participants do not have the right to determine whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date the person become an interested stockholder, the board of directors of the corporation approved the business combination and the stockholders authorized it at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 generally defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the corporation’s stock owned by the interested stockholder; and

•	any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

Section 203 generally defines an “interested stockholder” as any person who, together with the person’s affiliates and associates, owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of a corporation’s voting stock.

Certificate of Incorporation and Bylaw Provisions.    Our amended and restated certificate of incorporation and bylaws include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control or our management including the following:

•	Our board of directors can issue up to 5,000,000 shares of preferred stock, with any rights or preferences, including the right to approve or not approve an acquisition or other change of control.

•	Our amended and restated certificate of incorporation provides that all stockholder actions upon the closing of the offering must be effected at a duly called meeting of stockholders and not by written consent and that only the chairman of the board, the chief executive officer or the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors can call special meetings of stockholders. These provisions may make it difficult for stockholders to take action without the consent of our board of directors.

•	Our bylaws provide that a stockholder seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide timely advance notice in writing. If a stockholder has provided us with such a notice, that stockholder must, in the case of a proposal, have delivered a proxy statement and form of proxy to holders of at least the percentage of our voting shares required under applicable law to carry any such proposal, or, in the case of a director nomination have delivered a proxy statement and form of proxy to holders of a percentage of our voting shares reasonably believed by that stockholder to be sufficient to elect the nominee proposed by that stockholder. If the notice is not delivered in a timely manner, as specified in our bylaws, the proposal will not be considered at a meeting of stockholders nor will the proposal be considered if the stockholder notice fails to meet the requirements as to the form and content of stockholder notices, as specified by our bylaws. These provisions may delay or preclude stockholders from bringing matters before a meeting of stockholders or from making nominations for directors at a meeting of stockholders.

•	Following the closing of the offering, our board of directors will be divided into three classes. The classification of our board of directors will have the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of our directors.

•	Our amended and restated certificate of incorporation provides that, subject to the rights of the holders of any outstanding series of our preferred stock, all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of our directors then in office, even if less than a quorum. In addition, our amended and restated certificate of incorporation provides that our board of directors must consist of at least one and no more than seven members, with the exact authorized number of directors to be fixed, within these limitations, by our board of directors.

•	Our amended and restated certificate of incorporation provides that neither our board of directors nor any individual director may be removed from office at any time without cause and that any individual director or directors may be removed with cause by the affirmative vote of a majority of the then-outstanding shares of capital stock of the corporation entitled to vote.

•	Upon the closing of the offering, our amended and restated certificate of incorporation will not provide for cumulative voting for our directors. The absence of cumulative voting may make it more difficult for stockholders owning less than a majority of our stock to elect any directors to our board of directors.

Our stockholders cannot amend many of these provisions except by a vote of two-thirds or more of our outstanding common stock.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company.

Nasdaq National Market Listing

We have applied to list our common stock on the Nasdaq National Market under the trading symbol “HOKU.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to the offering, no public market existed for our common stock. Sales of shares of our common stock in the public market after the offering and from time to time, and the availability of shares for future sale, may reduce the market price of our common stock. Sales of substantial amounts of our common stock, or the perception that these sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to obtain capital, especially through an offering of equity securities.

Sale of Restricted Shares

Based on shares outstanding as of June 30, 2005, upon the closing of the offering, 16,658,321 shares of our common stock will be outstanding, assuming no outstanding options or warrants are exercised prior to the closing of the offering. Of these outstanding shares, the 4,200,000 shares sold in the offering will be freely tradable without restrictions or further registration under the Securities Act, assuming no exercise of the underwriters’ over-allotment option, unless the shares were purchased by our affiliates as that term is defined under Rule 144 under the Securities Act.

The remaining 12,458,321 shares of our common stock outstanding upon the closing of the offering are restricted securities as defined under Rule 144. Restricted securities may be sold in the U.S. public market only if registered or if they qualify for an exemption from registration, including Rule 144, 144(k) or 701 under the Securities Act, which rules are summarized below. Substantially all of these shares are subject to lock-up agreements with the underwriters as discussed below.

Taking into account the lock-up agreements described below, the number of shares that will be available for sale in the public market under the provisions of Rules 144, 144(k) and 701 will be as follows:

Days after the Effective Date	Number of Shares	Comment
Upon effectiveness	4,200,000	Shares sold in this offering
At various times after 180 days	12,458,321	Shares eligible for sale under Rules 144, 144(k) and 701

In addition, of the 636,651 shares of our common stock issuable upon exercise of options outstanding as of June 30, 2005, approximately 150,274 shares will be vested and eligible for sale 180 days after the date of this prospectus.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 166,583 shares immediately after the offering; and

•	the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales of restricted shares under Rule 144 are also subject to requirements regarding the manner of sale, notice and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned the restricted securities proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, may sell those shares without complying with the manner of sale, availability of current public information, volume limitation or notice provisions of Rule 144.

Rule 701

Under Rule 701, shares of our common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our stock option plans may be resold, to the extent not subject to lock-up agreements, by:

•	persons other than affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus forms a part, subject only to the manner of sale provisions of Rule 144; and

•	our affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus forms a part, subject to the manner of sale, availability of current public information and notice provisions of Rule 144, in each case, without compliance with the one-year holding period requirement of Rule 144.

Form S-8 Registration Statements

We intend to file one or more registration statements on Form S-8 under the Securities Act after the closing of the offering to register the shares of our common stock that are issuable pursuant to our 2002 Stock Plan, 2005 Equity Incentive Plan and 2005 Non-Employee Directors’ Stock Option Plan. These registration statements are expected to become effective upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to any applicable lock-up agreements and to Rule 144 limitations applicable to affiliates.

Registration Rights

Upon the closing of the offering, the holders of 12,036,655 shares of our common stock may demand that we register their shares under the Securities Act or, if we file another registration statement under the Securities Act, the holders of 5,586,655 shares of our common stock may elect to include their shares in that registration. If these shares are registered, they will be freely tradable without restriction under the Securities Act.

Lock-up Agreements

Our officers and directors and holders of substantially all of our outstanding securities have agreed, subject to customary exceptions, not to, among other things, sell or otherwise transfer the economic benefit of, directly or indirectly, any shares of our common stock, or any security convertible into or exchangeable or exercisable for our common stock, without the prior written consent of Piper Jaffray for a period of 180 days after the date of this prospectus. The lock-up agreements signed by our security holders generally permit them, among other customary exceptions, to make bona fide gifts to their immediate family, to transfer securities to trusts for their or their immediate family’s benefit and, if the security holder is a partnership, limited liability company or corporation, to transfer securities to its partners, members or stockholders. However, the recipients of these transfers must agree to be bound by the lock-up agreement for the remainder of the 180 days. Piper Jaffray may, in its sole discretion, at any time and without notice, release for sale in the public market all or any portion of the shares subject to the lock-up agreements. After the 180-day lock-up period, these shares may be sold, subject to applicable securities laws. Notwithstanding the foregoing, for the purpose of allowing the underwriters to comply with NASD Rule 2711(f)(4), if, under certain circumstances, we release earnings results or material news or make certain announcements that we will release earnings results, or a material event relating to us occurs, then the 180-day lock-up period will be extended until 18 days following the date of release of the earnings results or the occurrence of the material news or material event, as applicable.

UNDERWRITING

The underwriters named below have agreed to buy, subject to the terms of the purchase agreement, the number of shares listed opposite their names below. Piper Jaffray & Co. is acting as book-running manager for the offering and, together with SG Cowen & Co., LLC and Thomas Weisel Partners LLC, is acting as representative of the underwriters. The underwriters are committed to purchase and pay for all of the shares if any are purchased, other than those shares covered by the over-allotment option described below.

Underwriter	Number of Shares
Piper Jaffray & Co.
SG Cowen & Co., LLC
Thomas Weisel Partners LLC

Total	4,200,000

The underwriters have advised us that they propose to offer the shares to the public at $         per share. The underwriters propose to offer the shares to certain dealers at the same price less a concession of not more than $             per share. The underwriters may allow and the dealers may reallow a concession of not more than $             per share on sales to certain other brokers and dealers. After the offering, these figures may be changed by the underwriters.

We have granted to the underwriters an over-allotment option to purchase up to an additional              shares of common stock from us at the same price to the public, and with the same underwriting discount, as set forth in the table above. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the over-allotment option, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares as it was obligated to purchase under the purchase agreement.

We estimate that the total fees and expenses payable by us, excluding the underwriting discounts and commissions, will be approximately $1.5 million. The following table shows the underwriting fees to be paid to the underwriters in connection with the offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	No Exercise	Full Exercise
Per share	$	$
Total	$	$

We have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have informed us that neither they, nor any other underwriter participating in the distribution of the offering, will make sales of our common stock offered by this prospectus to accounts over which they exercise discretionary authority without the prior specific written approval of the customer.

All of our directors, officers and securityholders are subject to lock-up agreements or market standoff provisions that prohibit them from offering for sale, selling, contracting to sell, granting any option for the sale of, transferring or otherwise disposing of any shares of our common stock, any options or warrants to acquire shares of our common stock or any security or instrument related to such common stock, option or warrant for a period of at least 180 days following the date of this prospectus without the prior written consent of Piper Jaffray or, in limited circumstances, us.

In addition, we are subject to a lock-up agreement that prohibits us from offering for sale, selling, contracting to sell, granting any option for the sale of, pledging, transferring, establishing an open put equivalent position or otherwise disposing of any shares of our common stock, any options or warrants to acquire shares of our common stock or any security or instrument related to such common stock, option or warrant for a period of at least 180 days following the date of this prospectus without the prior written consent of Piper Jaffray.

Prior to the offering, there has been no established trading market for our common stock. The initial public offering price for the shares of common stock offered by this prospectus will be negotiated by us and the underwriters. The factors to be considered in determining the initial public offering price include:

•	the history of and the prospects for the industry in which we compete;

•	our past and present operations;

•	our historical results of operations;

•	our prospects for future earnings;

•	the recent market prices of securities of generally comparable companies; and

•	the general condition of the securities markets at the time of the offering and other relevant factors.

The initial public offering price of our common stock may not correspond to the price at which our common stock will trade in the public market subsequent to the offering, and an active public market for our common stock may never develop or, if it does develop, may not continue after the offering.

To facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in our common stock for their own account by selling more shares of our common stock than we have sold to them. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase from us additional shares in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. “Naked” short sales are sales in excess of this option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

In addition, the underwriters may stabilize or maintain the price of our common stock by bidding for or purchasing shares of our common stock in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of our common stock previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of our common stock to the extent that it discourages resales of our common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

In connection with the offering, some underwriters and selling group members may also engage in passive market making transactions in our common stock. Passive market making consists of displaying bids on the Nasdaq National Market limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of our common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters or selling group members, if any, participating in the offering and one or more of the underwriters participating in the offering may distribute prospectuses electronically.

From time to time in the ordinary course of their respective businesses, certain of the underwriters and their affiliates may in the future engage in commercial banking or investment banking transactions with us and our affiliates. They will receive customary fees and commissions for providing these services.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered by this prospectus will be passed upon for us by our counsel, Cooley Godward LLP, Palo Alto, California. Fenwick & West LLP, Mountain View, California, is counsel for the underwriters in connection with the offering.

EXPERTS

The financial statements of Hoku Scientific, Inc. as of March 31, 2004 and 2005, and for each of the years in the three-year period ended March 31, 2005 have been included herein and in the registration statement in reliance upon the report of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in the offering. The registration statement, including the attached exhibits, contains additional relevant information about us and our common stock. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement. For further information about us and our common stock, you should refer to the registration statement and the exhibits filed with the registration statement. With respect to any statement contained in this prospectus regarding the contents of any agreement or any other document, the statement is qualified in all respects by the complete text of the agreement or document, a copy of which has been filed as an exhibit to the registration statement.

You can read our SEC filings, including the registration statement, on the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, NW, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the Nasdaq National Market. For further information on obtaining copies of our public filings at the Nasdaq National Market, you should call (212) 656-5060.

We intend to provide our stockholders with annual reports containing financial statements that have been examined and reported on, with an opinion expressed by an independent registered public accounting firm, and to file with the SEC quarterly reports containing unaudited financial data for the first three quarters of each fiscal year.

HOKU SCIENTIFIC, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Hoku Scientific, Inc.:

We have audited the accompanying balance sheets of Hoku Scientific, Inc. as of March 31, 2004 and 2005, and the related statements of operations, stockholders’ equity and comprehensive loss and cash flows for each of the years in the three-year period ended March 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hoku Scientific, Inc. as of March 31, 2004 and 2005, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/    KPMG LLP

Honolulu, Hawaii

April 18, 2005 except as to note 8(b), which is as of

July 2, 2005 and notes 8(c) and 8(d), which are

as of July 12, 2005

HOKU SCIENTIFIC, INC.

BALANCE SHEETS

(in thousands, except share and per share data)

			Pro Forma Stockholders’ Equity As of March 31, 2005

	March 31,
	2004	2005
			(unaudited)
Assets
Cash and cash equivalents	$901	$2,552
Short-term investments	2,300	1,607
Accounts receivable	—	3,572
Inventory	—	61
Costs of uncompleted contracts	227	261
Other current assets	163	180

Total current assets	3,591	8,233
Property, plant and equipment, net	541	2,218
Other assets	5	331

Total assets	$4,137	$10,782

Liabilities and Stockholders’ Equity
Accounts payable	$5	$17
Accrued expenses	—	263
Deferred revenue	1,000	4,244
Current portion of capital lease obligation	8	9
Other current liabilities	53	12

Total current liabilities	1,066	4,545
Long-term portion of capital lease obligation	15	5

Total liabilities	1,081	4,550

Stockholders’ equity:
Convertible Series A preferred stock, no par value and $0.001 par value as of March 31, 2004 and 2005, respectively. Authorized 2,036,768 shares; issued and outstanding 2,036,658 shares as of March 31, 2004 and 2005; and aggregate liquidation preference of $1,527,500; no shares issued and outstanding pro forma (unaudited)	1,495	1,495	$—

Convertible Series B preferred stock, no par value and $0.001 par value as of March 31, 2004 and 2005, respectively. Authorized 333,350 shares; issued and outstanding 333,333 shares as of March 31, 2004 and 2005; and aggregate liquidation preference of $1,000,000; no shares issued and outstanding pro forma (unaudited)	1,000	1,000	—

Convertible Series C preferred stock, no par value and $0.001 par value as of March 31, 2004 and 2005, respectively. Authorized 5,333,600 and 3,550,177 shares as of March 31, 2004 and 2005, respectively; issued and outstanding 1,866,665 and 3,549,997 shares as of March 31, 2004 and 2005, respectively; and aggregate liquidation preference of $2,800,000 and $5,325,000 as of March 31, 2004 and 2005, respectively; no shares issued and outstanding pro forma (unaudited)	2,800	5,325	—

Class A common stock, no par value. Authorized 17,334,200 and no shares as of March 31, 2004 and 2005, respectively; issued and outstanding 33,333 and no shares as of March 31, 2004 and 2005, respectively; no shares issued and outstanding pro forma (unaudited)	3	—	—

Common stock, no par value and $0.001 par value as of March 31, 2004 and 2005, respectively. Authorized 7,333,000 and 18,667,600 shares as of March 31, 2004 and 2005, respectively; issued and outstanding 4,637,500 and 6,155,834 shares as of March 31, 2004 and 2005, respectively; 12,075,822 shares issued and outstanding pro forma (unaudited)	—	6	12

Additional paid-in capital	3,536	4,959	12,773

Accumulated deficit	(5,778)	(6,506)	(6,506)

Accumulated other comprehensive loss	—	(47)	(47)

Total stockholders’ equity	3,056	6,232	$6,232

Total liabilities and stockholders’ equity	$4,137	$10,782

See accompanying notes to financial statements.

HOKU SCIENTIFIC, INC.

STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Fiscal Year Ended March 31,
	2003	2004	2005
Revenue:
Service and license revenue	$20	$55	$2,933
Government grant revenue	125	—	—

Total revenue	145	55	2,933
Cost of revenue:
Cost of service and license revenue(1)	—	3	458
Cost of government grant revenue	84	—	—

Total cost of revenue	84	3	458
Gross margin	61	52	2,475

Operating expenses:
Selling, general and administrative(1)	2,235	2,009	2,132
Research and development(1)	733	1,074	1,419

Total operating expenses	2,968	3,083	3,551
Loss from operations	(2,907)	(3,031)	(1,076)
Interest and other income	6	15	98

Loss before income tax benefit	(2,901)	(3,016)	(978)
Income tax benefit	(70)	(151)	(250)

Net loss	$(2,831)	$(2,865)	$(728)

Basic and diluted net loss per share	$(0.92)	$(0.72)	$(0.13)

Shares used in computing basic and diluted net loss per share	3,076,943	3,965,626	5,474,499

Pro forma basic and diluted net loss per share (unaudited)			$(0.07)

Shares used in computing pro forma basic and diluted net loss per share (unaudited)			11,113,937

(1)Includes stock-based compensation as follows:
Cost of service and license revenue	$—	$—	$24
Selling, general and administrative	1,860	1,113	979
Research and development	327	212	261

Total	$2,187	$1,325	$1,264

See accompanying notes to financial statements.

HOKU SCIENTIFIC, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE LOSS

(in thousands, except share data)

	Shares of Preferred Stock	Preferred Stock	Shares of Class A Common Stock	Class A Common Stock	Shares of Common Stock	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity	Comprehensive Loss
Balances as of March 31, 2002	—	$—	—	$—	6,836,665	$95	$13	$(82)	$—	$26	$(82)

Net loss	—	—	—	—	—	—	—	(2,831)	—	(2,831)	$(2,831)
Redemption of common stock	—	—	—	—	(6,836,665)	(95)	—	—	—	(95)	—
Stock-based compensation	—	—	—	—	2,916,666	—	2,187	—	—	2,187	—
Issuance of Series A preferred stock	2,036,658	1,495	—	—	—	—	—	—	—	1,495	—
Issuance of Class A common stock	—	—	33,333	3	—	—	—	—	—	3	—

Balances as of March 31, 2003	2,036,658	1,495	33,333	3	2,916,666	—	2,200	(2,913)	—	785	$(2,831)

Net loss	—	—	—	—	—	—	—	(2,865)	—	(2,865)	$(2,865)
Stock-based compensation	—	—	—	—	1,720,834	—	1,325	—	—	1,325	—
Issuance of Series B preferred stock	333,333	1,000	—	—	—	—	—	—	—	1,000	—
Issuance of Series C preferred stock	1,866,665	2,800	—	—	—	—	—	—	—	2,800	—
Issuance of common stock purchase warrants	—	—	—	—	—	—	11	—	—	11	—

Balances as of March 31, 2004	4,236,656	5,295	33,333	3	4,637,500	—	3,536	(5,778)	—	3,056	$(2,865)

Net loss	—	—	—	—	—	—	—	(728)	—	(728)	$(728)
Stock-based compensation	—	—	—	—	1,450,000	—	1,264	—	—	1,264	—
Unrealized gain or loss on available-for-sale securities	—	—	—	—	—	—	—	—	(47)	(47)	(47)
Issuance of Series C preferred stock	1,683,332	2,525	—	—	—	—	—	—	—	2,525	—
Exercise of Class A common stock options	—	—	35,001	3	—	—	—	—	—	3	—
Conversion of Class A common stock into common stock	—	—	(68,334)	(6)	68,334	6	—	—	—	—	—
Issuance of common stock purchase warrants	—	—	—	—	—	—	159	—	—	159	—

Balances as of March 31, 2005	5,919,988	$7,820	—	$—	6,155,834	$6	$4,959	$(6,506)	$(47)	$6,232	$(775)

See accompanying notes to financial statements.

HOKU SCIENTIFIC, INC.

STATEMENTS OF CASH FLOWS

(in thousands)

	Fiscal Year Ended March 31,
	2003	2004	2005
Cash flows from operating activities:
Net loss	$(2,831)	$(2,865)	$(728)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	11	76	185
Stock-based compensation	2,187	1,325	1,264
Unrealized loss on investments	—	—	(47)
Warrant for common stock issued for services	—	11	159
Common stock issued for services	3	—	—
Changes in operating assets and liabilities:
Accounts receivable	—	—	(3,572)
Costs of uncompleted contracts	24	(224)	(34)
Inventory	—	—	(61)
Other current assets	(82)	(79)	(17)
Other assets	(5)	—	(326)
Accounts payable	9	(6)	12
Accrued expenses	—	—	263
Deferred revenue	(58)	1,000	3,244
Other current liabilities	53	(4)	(41)

Net cash (used in) provided by operating activities	(689)	(766)	301

Cash flows from investing activities:
Proceeds from sale of short-term investments	—	—	693
Purchases of short-term investments	(750)	(1,550)	—
Acquisition of property and equipment	(122)	(506)	(1,862)

Net cash used in investing activities	(872)	(2,056)	(1,169)

Cash flows from financing activities:
Proceeds from issuance of long-term obligations	116	—	—
Principal repayment of long-term obligations	—	(93)	(9)
Proceeds from issuance of preferred stock	1,495	3,800	2,525
Redemption of common stock	(95)	—	—
Exercise of Class A common stock options	—	—	3

Net cash provided by financing activities	1,516	3,707	2,519

Net increase (decrease) in cash and cash equivalents	(45)	885	1,651
Cash and cash equivalents at beginning of year	61	16	901

Cash and cash equivalents at end of year	$16	$901	$2,552

Supplemental disclosure of cash flow information:
Cash paid for interest	$3	$4	$2

Supplemental disclosure of noncash investing activities:
Capital lease obligation	$31	$—	$—

See accompanying notes to financial statements.

HOKU SCIENTIFIC, INC.

NOTES TO FINANCIAL STATEMENTS

(1)    Summary of Significant Accounting Policies and Practices

(a)    Description of Business

Hoku Scientific, Inc., or the Company, designs, develops and manufactures membrane electrode assemblies, or MEAs, and non-fluorinated membranes for proton exchange membrane fuel cells.

The Company was incorporated in Hawaii in March 2001 as Pacific Energy Group, Inc. In July 2001, the Company changed its name to Hoku Scientific, Inc. In December 2004, the Company was reincorporated in Delaware. The Company’s principal offices and all operations are located in Honolulu, Hawaii.

To date, the Company has received research grants from various government agencies and has also generated revenue by performing certain testing and engineering services on the application of the Company’s MEA and membrane products in certain fuel cell applications and by licensing these products for testing and evaluation.

(b)    Use of Estimates

The preparation of the Company’s financial statements in conformity with accounting principles generally accepted in the United States requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an on-going basis, the Company evaluates its estimates, including those related to revenue recognition, accounts receivable, the carrying amounts of property, plant and equipment and inventory, income taxes and the valuation of deferred tax assets and stock options. These estimates are based on historical facts and various other assumptions that the Company believes are reasonable.

(c)    Revenue Recognition

For arrangements that do not fall within the scope of higher-level authoritative literature, the Company recognizes revenue under Staff Accounting Bulletin No. 104, Revenue Recognition, when there is evidence of an arrangement, delivery has occurred or services have been rendered, the arrangement fee is fixed or determinable, and collectibility of the arrangement fee is reasonably assured.

The Company has entered into multiple-element arrangements that include engineering and testing services and license rights for its customers to perform their own evaluation and testing with the Company’s MEAs and membranes. Historically, these arrangements have called for an upfront payment of a portion of the arrangement fee with remaining payments due over the service periods and/or as the MEAs and membranes are delivered over the license period. The Company accounts for these arrangements as a single unit of accounting in accordance with Emerging Issues Task Force Issue No. 00-21, or EITF 00-21, Revenue Arrangements with Multiple Deliverables, because the Company has not established fair values for the undelivered elements. Therefore, the engineering and testing deliverable revenue has been combined with the MEA and membrane deliverable revenue to form a single unit of accounting for purposes of revenue recognition. Revenue is recognized systematically over the term of the arrangement or the expected period of performance in compliance with the specific arrangement terms.

The Company also provides testing and engineering services to customers pursuant to milestone-based contracts that are not multiple-element arrangements. These contracts sometimes provide for periodic

HOKU SCIENTIFIC, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

invoicing as the Company completes a milestone. Customer acceptance is usually required prior to invoicing. The Company recognizes revenue for these arrangements under the completed contract method in accordance with Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. Under the completed contract method, the Company defers the contract fulfillment costs and any advance payments received from the customer and recognizes the costs and revenue in the statement of operations once the contract is complete and the final customer acceptance, if required, has been obtained.

(d)    Deferred Revenue

Pursuant to the Company’s revenue recognition policy, the following amounts were recorded as deferred revenue since the contracts were not yet complete at the given fiscal year-end:

In fiscal 2004, the Company entered into a contract with Sanyo Electric Co., Ltd., or Sanyo, to provide engineering services and received payment of $1.0 million upon execution of the contract. Revenue was deferred, pending completion of all future contractual milestones and customer acceptance. In fiscal 2005, the contract was completed and all deferred revenue under the contract was recognized.

In September 2004, the Company entered into two contracts with Nissan Motor Co., Ltd., or Nissan, an engineering contract that called for the customization of Hoku MEAs for integration into Nissan’s automotive fuel cells and a membrane and MEA purchase contract. Nissan had been invoiced for $400,000 under the engineering agreement as of March 31, 2005. Under the license contract, the Company agreed to manufacture for Nissan specified volumes of Hoku Membranes and Hoku MEAs for specified prices. Nissan paid the Company $1.3 million upon execution of the contract as a prepayment for Hoku MEAs and Hoku Membranes. As of March 31, 2005, $327,000 had been recognized as revenue and $1.4 million had been deferred pending delivery of the remaining products. The two contracts are being accounted for as a single arrangement, and the entire arrangement fee is being recognized over the license period in proportion to the delivery of MEAs and/or membranes to customers as compared to total estimated deliveries of MEAs and/or membranes to be made during the license period. These deliveries occur periodically throughout the license period and are based upon delivery schedules from the customer consistent with its testing activities.

In fiscal 2005, the Company entered into a collaboration contract with Nissan to develop customized Hoku MEAs and a Hoku MEA assembly process for use in Nissan’s automotive fuel cells. Under the collaboration contract, Nissan was obligated to pay the Company $2.8 million upon execution of this contract. The Company recorded $2.8 million as an account receivable and as deferred revenue in 2005. Revenue under this contract will be recognized on a straight-line basis as the engineering services are rendered and for product deliveries also on a straight-line basis over the remaining term of the engineering contract.

HOKU SCIENTIFIC, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(e)    Concentration of Credit Risk

Significant customers represent those customers that account for more than 10% of the Company’s total revenue or accounts receivable. Revenue and revenue as a percentage of total revenue and accounts receivable and accounts receivable as a percentage of total accounts receivable for significant customers were as follows:

	Revenue
	Fiscal Year Ended March 31,
Customer	2003		2004		2005
	$	%	$	%	$	%
	(dollars in thousands)
Sanyo	$20	14%	$—	—%	$2,500	85%
Nissan	—	—	—	—	427	15
Government	125	86	—	—	—	—
Electric Power Development Co., Ltd.	—	—	55	100	—	—

	Accounts Receivable
	March 31,
	2004		2005
Customer	$	%	$	%
	(dollars in thousands)
Sanyo	$—	—%	$500	14%
Nissan	—	—	2,960	83
Government	—	—	112	3
Electric Power Development Co., Ltd.	—	—	—	—

The primary location of business for Sanyo, Nissan and Electric Power Development Co., Ltd. is Japan. All contracts are denominated in U.S. dollars.

(f)    Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with original maturities of three months or less to be cash equivalents.

(g)    Short-Term Investments

The Company’s short-term investments include auction-rate securities, corporate and government bonds, and certificates of deposit. All of these securities are highly liquid.

The Company accounts for its investment instruments in accordance with Statement of Financial Accounting Standards No. 115, or SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. All of the Company’s short-term investments are treated as “available-for-sale” under SFAS No. 115. The Company classifies short-term investments as available-for-sale if the Company’s intent is to hold them for an indefinite period, which is determined by the Company’s need for liquid funds or a change in market interest rates. Short-term investments are recorded by the Company at fair market value. Dividend and interest income is recognized by the Company when earned. The Company reflects unrealized gains and losses related to its short-term investments as a separate component of stockholders’ equity. Realized gains or losses from the sale of available-for-sale securities are determined using the specific-identification method.

HOKU SCIENTIFIC, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

A decline in the market value of any available-for-sale security below its cost that is deemed to be other-than-temporary results in a reduction in its carrying amount to its fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether the impairment is other-than-temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment by the Company includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end and forecasted performance of the investee.

During fiscal 2004 and 2005, the Company recorded no impairments.

(h)    Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company had no allowance for doubtful accounts as of March 31, 2004 or 2005 and did not record bad debt expense in the periods presented.

In the future, any allowances for doubtful accounts will represent the Company’s best estimate of the amount of probable credit losses in the Company’s accounts receivable. Past due balances over 90 days and over a specified amount will be reviewed individually for collectibility. Account balances will be charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(i)    Inventory

Inventory is stated at the lower of cost or market as determined on a first-in, first-out basis. The Company had no inventory prior to fiscal 2005. As of March 31, 2005, inventory included only raw materials of $61,000.

(j)    Property, Plant and Equipment

Property, plant and equipment are stated at cost and depreciated using the straight-line method over the estimated useful life of the asset. For leasehold improvements, amortization is computed using the straight-line method over the shorter of the lease term or the estimated useful life of the asset.

Estimated useful lives of the Company’s assets are as follows:

Research equipment	4-7 years
Facility improvements	5 years
Office equipment and furniture	5-7 years
Production equipment	7 years
Automobile	5 years

(k)    Income Taxes

Income taxes are accounted for under the asset and liability method of Statement of Financial Accounting Standards No. 109, or SFAS No. 109, Accounting for Income Taxes, which establishes financial accounting and reporting standards for the effect of income taxes. In accordance with SFAS No. 109, the Company recognizes federal and state current tax liabilities or assets based on the Company’s estimate of taxes payable to or refundable by each tax jurisdiction in the current fiscal year.

HOKU SCIENTIFIC, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Deferred tax assets and liabilities are established for the temporary differences between the financial reporting bases and the tax bases of the Company’s assets and liabilities at the tax rates the Company expects to be in effect when these deferred tax assets or liabilities are anticipated to be recovered or settled. The Company’s ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. The Company also records a valuation allowance to reduce any deferred tax assets by the amount of any tax benefits that, based on available evidence and judgment, are not expected to be realized.

(l)    Net Loss per Share

Basic net loss per share is computed by dividing net loss by the weighted average number of shares of Class A common stock and shares of common stock outstanding and not subject to repurchase during the period. Diluted net loss per share is computed by dividing net loss by the sum of the weighted average number of shares of Class A common stock and shares of common stock outstanding, and the dilutive potential common equivalent shares outstanding during the period. Dilutive potential common equivalent shares consist of dilutive shares of common stock subject to repurchase and dilutive shares of common stock issuable upon the exercise of outstanding options and warrants to purchase Class A common stock or common stock, computed using the treasury stock method, and dilutive shares of common stock issuable upon the conversion of convertible preferred stock into Class A common stock or common stock. In December 2004 (see note 6), all shares of Class A common stock were exchanged for shares of common stock, and thereafter all outstanding options and warrants became exercisable for shares of common stock and all outstanding preferred stock became convertible into shares of common stock. The Company has not presented losses applicable to the Class A common stock and common stock under the two-class method as such amounts are not material.

The following table sets forth, for the periods presented, the computation of basic and diluted net loss per share, including the reconciliation of the denominator used in the computation of basic and diluted net loss per share:

	Fiscal Year Ended March 31,
	2003	2004	2005
	(in thousands, except share and per share data)
Numerator:
Net loss	$(2,831)	$(2,865)	$(728)

Denominator:
Weighted average shares of common stock and Class A common stock (basic)	3,076,943	3,965,626	5,474,499
Common equivalent shares from Series A, B and C preferred stock	—	—	—
Common equivalent shares from common stock subject to repurchase	—	—	—
Common equivalent shares from options and warrants to purchase Class A common stock or common stock	—	—	—

Weighted average shares of common stock and Class A common stock (diluted)	3,076,943	3,965,626	5,474,499

Basic and diluted net loss per share	$(0.92)	$(0.72)	$(0.13)

HOKU SCIENTIFIC, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Due to the Company’s net losses in fiscal 2003, 2004 and 2005, all potential common equivalent shares were anti-dilutive and were excluded in computing diluted net loss per share. As of March 31, 2005, potential dilutive securities included: (a) options to purchase 659,984 shares of common stock at prices ranging from $0.075 to $4.50 per share, (b) warrants to purchase 199,998 shares of common stock at prices ranging from $0.075 to $0.53 per share, (c) Series A, B and C preferred stock convertible into 5,919,988 shares of common stock and (d) 362,500 shares of common stock subject to repurchase.

(m)    Unaudited Pro Forma Information

The unaudited pro forma information in the accompanying balance sheet assumes the conversion of all of the shares of convertible preferred stock into common stock on a one-for-one basis resulting from the closing of the anticipated initial public offering as if it occurred on March 31, 2005 (see note 8). The adjustments had the effect of increasing the number of shares of common stock by 5,919,988 shares, common stock by $6,000 and additional paid-in-capital by $7,814,000.

Pro forma basic and diluted net loss per share for the fiscal ended March 31, 2005 is presented below assuming conversion of all shares of preferred stock into common stock as of April 1, 2004, or at the date of issuance if later.

Fiscal Year Ended March 31, 2005
Pro forma basic and diluted net loss per share	$(0.07)

Shares used in computing pro forma basic and diluted net loss per share	11,113,937

(n)    Stock-based Compensation

The Company accounts for stock-based employee compensation arrangements using the fair value method in accordance with the provisions of Statement of Financial Accounting Standards No. 123(R), or SFAS No. 123(R), Share-Based Payments, and Staff Accounting Bulletin No. 107, or SAB 107, Share-Based Payments. The Company accounts for the stock options issued to non-employees in accordance with the provisions of Statement of Financial Accounting Standards No. 123, or SFAS No. 123, Accounting for Stock-Based Compensation, and Emerging Issues Task Force No. 96-18, Accounting for Equity Instruments with Variable Terms That Are Issued for Consideration Other Than Employee Services Under FASB Statement No. 123. The fair value of stock options and warrants granted to employees and non-employees is determined using the Black-Scholes option pricing model. The Company has early adopted SFAS 123(R) and has applied it in all periods presented.

(o)    Guarantees and Indemnifications

In November 2002, the FASB issued FIN No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN No. 45 requires that, upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligations it assumes under that guarantee.

The Company, as permitted under Delaware law and in accordance with its Bylaws, indemnifies its officers and directors for certain events or occurrences, subject to certain limits, while the officer or director is or was serving at the Company’s request in that capacity. The term of the indemnification period is equal to the officer’s or director’s lifetime. The Company also intends to enter into additional indemnification agreements with its officers and directors in connection with the anticipated initial public

HOKU SCIENTIFIC, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

offering. The maximum amount of potential future indemnification is unlimited; however, the Company intends to obtain director and officer insurance that limits its exposure and may enable it to recover a portion of any future amounts paid. The Company believes the fair value for these indemnification obligations is minimal. Accordingly, the Company has not recognized any liabilities relating to these obligations as of March 31, 2005.

The Company has entered into customer contracts that contain indemnification provisions. In these provisions, the Company typically agrees to indemnify the customer against certain types of third-party claims. The Company would accrue for known indemnification issues when a loss is probable and could be reasonably estimated. The Company also would accrue for estimated incurred but unidentified indemnification issues based on historical activity. There were no accruals for or expenses related to indemnification issues for any period presented.

(p)    Recently Issued Standards

In November 2004, Statement of Financial Accounting Standards No. 151, or SFAS No. 151, Inventory Costs, and Amendment of ARB No. 43, Chapter 4, was issued, which clarifies the type of costs that should be expensed rather than capitalized as inventory. SFAS 151 also clarifies the circumstances under which fixed overhead costs associated with operating facilities involved in inventory processing should be capitalized. This statement is effective for fiscal years beginning after March 31, 2005. The Company plans to adopt SFAS No. 151 in the first quarter of fiscal 2006. The Company does not expect this statement to have a material effect on its financial position or results of operations.

(2)    Short-Term Investments

The available-for-sale securities as of March 31, 2004 and 2005 were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses Less Than 12 Months
					Count	Fair Value	Amount
	(dollars in thousands)
As of March 31, 2004
Auction-rate securities	$2,300	$—	$—	$2,300	—	$—	$—

Total short-term investments	$2,300	$—	$—	$2,300	—	$—	$—

As of March 31, 2005
Corporate bonds	$1,409	$—	$(45)	$1,364	12	$1,364	$(45)
Certificates of deposit	195	—	(2)	193	2	193	(2)
Government bonds	50	—	—	50	1	50	—

Total short-term investments	$1,654	$—	$(47)	$1,607	15	$1,607	$(47)

The contractual maturities of the Company’s corporate bonds, certificates of deposit and government bonds are less than one year and occur on various dates. Fair values for corporate and government bonds and certificates of deposit are determined based on market prices received from a third-party financial service provider.

As of March 31, 2005, the Company determined that no securities in its portfolio with unrealized losses were other-than-temporarily impaired. For fiscal 2004 and 2005, there were no realized gains or losses as the Company did not sell any available-for-sale investment securities.

HOKU SCIENTIFIC, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(3)    Property, Plant and Equipment

As of March 31, 2004 and 2005, property, plant and equipment consisted of the following:

	March 31,
	2004	2005
	(in thousands)
Land	$—	$1,366
Research equipment	207	545
Facility improvements	402	454
Office equipment and furniture	19	80
Production equipment	—	29
Automobile	—	16

	628	2,490
Less accumulated depreciation and amortization	(87)	(272)

Property, plant and equipment, net	$541	$2,218

As of March 31, 2004 and 2005, the Company had no physical assets located outside of the United States.

(4)    Leases

In October 2002, the Company entered into a capitalized lease agreement in the amount of $31,000. The lease is payable over four years with monthly principal and interest payments of $830. The interest rate is fixed at 8.9%.

In January 2003, the Company entered into an operating lease agreement for its principal corporate office. Under the agreement, the Company is responsible for its proportionate share of common area maintenance, taxes, water and insurance expenses.

As of March 31, 2005, future minimum lease payments under these leases were as follows:

	Operating Leases	Capital Leases
	(in thousands)
Fiscal Year Ending March 31,
2006	$179	$10
2007	185	5
2008	158	—

Total minimum lease payments	$522	15

Less amount representing interest of 8.9% for the capitalized lease		(1)

Present value of minimum capital lease payments		14
Less current portion of capital lease obligation		(9)

Long-term portion of capital lease obligation		$5

HOKU SCIENTIFIC, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(5)    Income Taxes

Income tax benefits attributable to losses from operations consisted of:

	Current	Deferred	Total
	(in thousands)
Fiscal Year Ended March 31, 2003
Federal	$—	$—	$—
State	70	—	70

Total income tax benefit	$70	$—	$70

Fiscal Year Ended March 31, 2004
Federal	$—	$—	$—
State	151	—	151

Total income tax benefit	$151	$—	$151

Fiscal Year Ended March 31, 2005
Federal	$—	$—	$—
State	250	—	250

Total income tax benefit	$250	$—	$250

During fiscal 2003, 2004 and 2005, the Company qualified as a “Hawaii Qualified High Technology Business,” which provides potential tax credits to its investors as well as certain tax credits to the Company for qualified research and development costs. The Company applied for credits in the amount of $81,000, $155,000 and $257,000 during fiscal 2003, 2004 and 2005, respectively, which were subsequently received. As the Company’s business transitions from research and development to commercial production, the Company anticipates that it will no longer qualify for additional tax credits through this program.

During fiscal 2003, 2004 and 2005, the Company qualified for the Enterprise Zone Program, a Hawaii state program designed to stimulate job creation and economic diversification in specified areas that offers state and county tax reduction and other benefits for up to seven years for certain businesses.

HOKU SCIENTIFIC, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Deferred tax assets and liabilities are established for the temporary differences between the financial reporting bases and the tax bases of the Company’s assets and liabilities at the tax rates the Company expects to be in effect when these deferred tax assets or liabilities are anticipated to be recovered or settled. A summary of the tax effects of the temporary differences is as follows:

	March 31,
	2004	2005
	(in thousands)
Deferred tax assets:
Net operating loss carryforwards	$663	$504
Deferred revenue	380	460
Stock-based compensation	13	74
Other	9	1

Total deferred tax assets	1,065	1,039
Less valuation allowance for deferred tax assets	(954)	(908)

Net deferred tax assets	111	131
Deferred tax liabilities:
Depreciation and amortization	(25)	(32)
Costs of uncompleted contracts	(86)	(99)

Total deferred tax liabilities	(111)	(131)
Net deferred taxes	$—	$—

The Company’s ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. The Company has incurred a pre-tax loss in each fiscal year since inception. In addition, the Company projects it may incur taxable losses in future periods. As of March 31, 2004 and 2005, based on the available objective evidence, the Company believed it was more likely than not that its deferred tax assets would not be realizable. Accordingly, the Company provided a valuation allowance against its net deferred tax assets.

A reconciliation of the statutory tax rate to the effective tax rate is as follows:

	Fiscal Year Ended March 31,
	2003	2004	2005
	(in thousands)
Expected tax benefit (34%)	$986	$1,025	$332
State taxes	116	121	39
Stock-based compensation	(831)	(490)	(413)
Change in valuation allowance	(270)	(653)	46
State tax credit	81	155	257
Other	(12)	(7)	(11)

Effective income tax benefit	$70	$151	$250

As of March 31, 2005, the Company had net operating loss carryforwards of approximately $1.3 million for federal and state tax purposes. If not utilized, these carryforwards will begin to expire in 2022 for federal and state tax purposes. The Company’s utilization of these net operating loss carryforwards may be subject to annual limitations pursuant to Section 382 of the Internal Revenue Code, and similar state

HOKU SCIENTIFIC, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

provisions, as a result of changes in the Company’s ownership structure. These annual limitations may result in the expiration of net operating loss carryforwards prior to utilization.

(6)    Capital Stock

(a)    Reincorporation

The Company was reincorporated in Delaware in December 2004. Under its certificate of incorporation, the Company is authorized to issue 27,254,695 shares of capital stock, consisting of 8,587,095 shares of preferred stock, par value $0.001, and 18,667,600 shares of common stock, par value $0.001. Of the authorized preferred stock, 2,036,768 shares are designated as Series A preferred stock, 333,350 as Series B preferred stock, 3,550,177 as Series C preferred stock and 2,666,800 as Series D preferred stock. In connection with the reincorporation, each share of Class A common stock outstanding immediately prior to the reincorporation was converted into one share of common stock, each outstanding option and warrant that was exercisable for shares of Class A common stock became exercisable for a like number of shares of common stock, and each outstanding share of Series A, B and C preferred stock, which was previously convertible into shares of Class A common stock, became convertible into shares of common stock. Prior to conversion in connection with the reincorporation, there were no differences in rights between the Company’s common stock and Class A common stock.

(b)    Common Stock

No dividends can be paid on the Company’s outstanding common stock in any year until all required dividends for that year have been declared and paid on the outstanding preferred stock. Furthermore, in the event of any liquidation, dissolution, sale or winding up of the Company, a common stockholder will receive no proceeds until all liquidation preference payments have been made to holders of the Company’s outstanding preferred stock.

The Company entered into a restricted stock agreement with each of its three officers in June 2002, which placed a repurchase right on his common stock holdings, an aggregate of 6,666,666 shares of common stock, that lapses over time. The Company may repurchase the common stock held by an officer at the original issue price upon the termination of his employment with the Company. The Company’s repurchase right lapsed as to 1/4th of the shares on June 21, 2002 and 1/48th of the shares per month thereafter through June 20, 2005. As of March 31, 2004 and 2005, two of the three officers remained with the Company and 1,812,500 and 362,500 of their shares, respectively, remained subject to repurchase.

The Company entered into a separation agreement with one officer dated August 1, 2003 and effective July 15, 2003. At the time of separation, the officer held 866,666 shares of the Company’s common stock, 433,334 of which were fully vested. In connection with the officer’s separation, the Company repurchased 216,666 shares held by the officer at the original issuance price. The Company also agreed to accelerate the vesting of an additional 216,666 shares of the officer’s common stock. The Company recorded a compensation charge of $163,000 associated with the accelerated vesting of the 216,666 shares of common stock held by the officer. The fair value of the award used in the calculation in the above-noted compensation charge was based upon the estimated fair value of the modified award as of the separation date as determined principally by the fair value of contemporaneously issued preferred stock of the Company. The Company possesses a right of repurchase in the event that the officer breaches the officer’s release agreement with the Company. The Company’s repurchase right terminates upon the closing of a liquidity event.

HOKU SCIENTIFIC, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

The agreements with the other two officers were amended on July 16, 2003 to provide that, if the Company is subject to a change of control, the Company’s repurchase right would automatically lapse with respect to 1/2 of the remaining unvested shares, and if the officer is involuntarily terminated within 18 months of a change of control, the Company’s repurchase right would automatically lapse with respect to all of the remaining unvested shares.

For financial accounting purposes, the imposition of repurchase restrictions on the officers’ common stock pursuant to the restricted stock agreements was treated as a contribution of capital and the issuance of shares of restricted common stock. The Company determined the fair value of the restricted shares on the date of reissuance to be $0.75 per share based upon the contemporaneous sale of the Company’s Series A preferred stock. This fair value is recorded as stock-based compensation expense as the Company’s repurchase rights lapse. The Company recorded stock-based compensation expense related to common stock subject to repurchase of $2.2 million, $1.3 million and $1.1 million during fiscal 2003, 2004 and 2005, respectively.

(c)    Preferred Stock

As of March 31, 2005, the Company’s convertible preferred stock consisted of the following:

	Shares Designated	Shares Issued and Outstanding	Aggregate Liquidation Preference
	(dollars in thousands)
Series A	2,036,768	2,036,658	$1,528
Series B	333,350	333,333	1,000
Series C	3,550,177	3,549,997	5,325
Series D	2,666,800	—	—

Total	8,587,095	5,919,988	$7,853

Series A.    In fiscal 2003, the Company issued 1,866,659 shares of Series A preferred stock at $0.75 per share, resulting in gross proceeds to the Company of $1.4 million. In addition, the Company issued 169,999 shares of Series A preferred stock in exchange for 169,999 shares of the Company’s common stock that had been purchased by two investors.

Series B.    In fiscal 2004, the Company issued 333,333 shares of Series B preferred stock at $3.00 per share to Sanyo, resulting in gross proceeds to the Company of $1.0 million. Sanyo was responsible for 85% of the Company’s total revenue for fiscal 2005.

Series C.    In fiscal 2004, the Company issued 1,866,665 shares of Series C preferred stock at $1.50 per share, resulting in gross proceeds to the Company of $2.8 million.

In fiscal 2005, the Company issued 1,683,332 shares of Series C preferred stock at $1.50 per share, resulting in gross proceeds to the Company of $2.5 million.

Series D.    No shares of Series D preferred stock have been issued or are outstanding.

The Company expensed all costs associated with the issuance of the Company’s Series A, B and C preferred stock as such costs were not material.

HOKU SCIENTIFIC, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

The Company’s preferred stock is not redeemable and has the following rights, preferences and privileges:

Dividends.    The holders of the Company’s Series A, Series B, Series C and Series D preferred stock are entitled to receive dividends at the rate of $0.05 per share on each outstanding share of Series A preferred stock, $0.21 per share on each outstanding share of Series B preferred stock, $0.11 per share on each outstanding share of Series C preferred stock and $0.53 per share on each outstanding share of Series D preferred stock. The rights to these dividends are not cumulative, and no rights accrue to the holders of the Company’s preferred stock if the Company does not declare dividends. No dividend may be paid on the Company’s common stock in any year until all dividends for that year have been declared and paid on the Company’s preferred stock. As of March 31, 2005, no dividends on the preferred stock had been declared or paid.

Liquidation Preference.    In the event of any liquidation, dissolution, sale or winding up of the Company, holders of outstanding Series A, B, C and D preferred stock are entitled to receive, in preference to holders of the Company’s common stock, the amounts of $0.75, $3.00, $1.50 and $7.50 per share, respectively, plus all declared but unpaid dividends. If sufficient proceeds are not available to pay these liquidation preferences in full, then the entire proceeds will be distributed among the holders of the outstanding preferred stock, ratably in proportion to the full amounts to which these holders would otherwise be entitled. After payment in full of the preferred stock liquidation preferences, any remaining proceeds will be distributed ratably to the holders of outstanding common stock, Series A preferred stock, Series C preferred stock and Series D preferred stock with no more than an additional $0.75 per share payable with respect to the Series A preferred stock, no more than an additional $1.50 per share payable with respect to the Series C preferred stock and no more than an additional $7.50 per share payable with respect to the Series D preferred stock.

Voting Rights.    The holders of outstanding Series A, C and D preferred stock are entitled to the number of votes equal to the number of shares of common stock into which their shares of Series A, C and D preferred stock are then convertible. The Series B preferred stock is non-voting.

Conversion.    Each outstanding share of Series A, B, C and D preferred stock is convertible into one share of common stock: (a) at the option of a holder, at any time; (b) on the date specified by affirmative election of at least a majority of the outstanding Series A, C and D preferred stock voting together; or (c) upon the closing of a firm commitment underwritten public offering yielding gross proceeds to the Company in excess of $15 million.

(d)    Warrants to Purchase Common Stock

As of March 31, 2004 and 2005, the Company had outstanding warrants to purchase an aggregate of 183,332 and 199,998 shares of common stock, respectively.

During fiscal 2004, the Company issued a fully vested warrant to purchase 16,666 shares of common stock, at an exercise price of $0.075 per share, to a non-profit corporation for consulting services. The warrant is exercisable until the earliest of December 2008, the closing of a firm commitment underwritten public offering or an acquisition of the Company.

During fiscal 2005, the Company issued a fully vested warrant to purchase 16,666 shares of common stock, at an exercise price of $0.53 per share, to a non-profit corporation for consulting services. The warrant is exercisable until the earliest of January 2010, the closing of a firm commitment underwritten public offering or an acquisition of the Company.

HOKU SCIENTIFIC, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

During fiscal 2004 and 2005, the Company recorded selling, general and administrative expenses in conjunction with the issuance of these warrants in the amounts of $11,000 and $159,000, respectively, representing a full expensing of the underlying warrants at their fair market value at issuance calculated using the Black-Scholes option pricing model. The weighted-average assumptions used to estimate fair value included: an approximate 3% risk-free interest rate; expected volatility of 100%; no dividend yield; and the contractual life of the warrant.

(7)    Stock Options

(a)    2002 Stock Plan

In June 2002, under the terms of the Company’s 2002 Stock Plan, or the 2002 Plan, options to purchase up to 1,000,000 shares of Class A common stock were authorized for grant to the Company’s officers, employees, directors and consultants. In December 2003, the 2002 Plan was amended to increase the total number of shares that may be granted under the 2002 Plan to 1,200,000. Pursuant to the 2002 Plan, the Company’s Board of Directors is authorized to grant incentive stock options to officers and employees and nonqualified stock options to officers, employees, directors and consultants. Stock options issued under the 2002 Plan have transferability restrictions. In connection with the Company’s reincorporation in December 2004, the outstanding options under the 2002 Plan became options to purchase common stock (see note 6(a) above). Under the terms of the 2002 Plan, the option exercise price for nonqualified stock options may not be less than 85% of the fair market value of the underlying common stock on the date of grant and for incentive stock options may not be less than 100% of the fair market value of the underlying common stock on the date of grant. Stock options issued under the 2002 Plan generally vest at the rate of 1/5th on the first anniversary of the vesting commencement date and an additional 1/60th of the shares each month thereafter. The options under the 2002 Plan have a ten-year contractual term.

The following table summarizes 2002 Plan activity for fiscal 2003 through 2005:

	Number of Shares		Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
	(dollars in thousands, except per share data)
Outstanding as of March 31, 2002	16,666	(1)	$0.51
Granted	—		—
Exercised	—		—
Cancelled	(16,666	)(1)	0.51

Outstanding as of March 31, 2003	—
Granted	549,991		0.08
Exercised	—		—
Cancelled	(139,997)		0.08

Outstanding as of March 31, 2004	409,994		0.08
Granted	576,650		0.85
Exercised	(35,001)		0.09
Cancelled	(291,659)		0.15

Outstanding as of March 31, 2005	659,984		$0.72	9.06	$2,556

Exercisable as of March 31, 2005	125,158		$0.14	8.44	$107

(1)	Reflects options granted under the Company’s 2001 Stock Plan, which was suspended by the Company’s Board of Directors in June 2002.

HOKU SCIENTIFIC, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

The following table summarizes the number of nonvested shares as of March 31, 2005 and changes during the fiscal year ended March 31, 2005:

Nonvested Shares	Number of Shares	Weighted Average Grant Date Fair Value
Nonvested at April 1, 2004
Outstanding	362,886	$0.72
Granted	576,650	6.13
Vested	(113,051)	1.15
Cancelled	(291,659)	2.62

Nonvested at March 31, 2005	534,826	$5.43

The fair values of the securities below were determined based on a retrospective valuation performed by management and considered contemporaneous sales of preferred stock and an expected initial public offering price using the mid-point of a range of $12.00 to $15.00 per share. The Company did not obtain contemporaneous valuations from a valuation specialist. Stock-based awards were measured at the fair value of the equity instruments issued using the Black-Scholes option pricing model. The fair value of stock options granted is expensed to the statement of operations over the requisite service period.

During the 12-month period ended March 31, 2005, the Company granted stock options with exercise prices as follows:

Grants Made During Month Ended	Number of Options Granted	Weighted-Average Exercise Price	Weighted- Average Fair Value per Share	Weighted- Average Intrinsic Value per Share
April 30, 2004	86,664	$0.15	$1.50	$1.35
May 31, 2004	26,665	0.15	1.50	1.35
June 30, 2004	36,665	0.15	1.50	1.35
July 31, 2004	—	—	—	—
August 31, 2004	76,664	0.15	3.15	3.00
September 30, 2004	26,666	0.21	4.76	4.55
October 31, 2004	73,331	0.23	5.75	5.52
November 30, 2004	—	—	—	—
December 31, 2004	109,998	0.38	8.77	8.39
January 31, 2005	59,999	0.53	10.61	10.08
February 28, 2005	—	—	—	—
March 31, 2005	79,998	4.50	13.24	8.74

The weighted average grant date fair value of all options granted was $0.72 and $6.13 in fiscal 2004 and 2005, respectively. The total intrinsic value of all options exercised in fiscal 2005 was $34,000. In connection with these grants, the Company recorded stock-based compensation expense of $34,000 and $176,000 in fiscal 2004 and 2005, respectively. The Company expects to incur $2.8 million of future stock-based compensation expense associated with unvested stock options outstanding and common stock subject to repurchase as of March 31, 2005 as follows:

Fiscal Year Ending March 31,
2006	2007	2008	2009	2010	Total
(in thousands)
$829	$550	$550	$515	$369	$2,813

HOKU SCIENTIFIC, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

The fair value of the stock options granted is calculated using the Black-Scholes option pricing model as prescribed by SFAS No. 123(R). The assumptions used for fiscal 2004 and 2005 to estimate fair value included: an approximate 3% risk-free interest rate; expected volatility of 100%; no dividend yield and an expected life of 7.5 years. Stock-based compensation expense is recognized on a straight-line basis, as the stock options vest. An expected forfeiture rate of 30% is applied against the stock-based compensation expense, based on the Company’s historical experience.

(b)    2005 Equity Incentive Plan

In March 2005, the Company’s Board of Directors approved the 2005 Equity Incentive Plan, which becomes effective immediately upon the signing of the purchase agreement for the Company’s initial public offering. Under the 2005 Equity Incentive Plan, 666,666 shares were initially authorized for issuance. The number of shares of common stock reserved for issuance will automatically increase on April 1st of each year, from 2006 through 2014, in an amount equal to the lesser of 133,333 shares of common stock or the number of shares of common stock granted pursuant to stock awards in the prior fiscal year.

The plan has not yet been approved by the Company’s stockholders.

(c)    2005 Non-Employee Directors’ Stock Option Plan

In March 2005, the Company’s Board of Directors approved the 2005 Non-Employee Directors’ Stock Option Plan, which becomes effective immediately upon the signing of the purchase agreement for the Company’s initial public offering. The 2005 Non-Employee Directors’ Stock Option Plan provides for the automatic grant of nonstatutory stock options to purchase shares of common stock to the Company’s non-employee directors. The aggregate number of shares of common stock that may be issued pursuant to options granted under the 2005 Non-Employee Directors’ Stock Option Plan is 66,666 shares. The number of shares of common stock reserved for issuance will automatically increase on April 1st of each year, from 2006 through 2014, by the number of shares of common stock subject to options granted during the preceding fiscal year, less the number of shares that reverted back to the share reserve during the preceding fiscal year.

The plan has not yet been approved by the Company’s stockholders.

(8)    Subsequent Events

(a)  Initial Public Offering

In March 2005, the Company’s Board of Directors authorized management of the Company to file a registration statement with the Securities and Exchange Commission permitting the Company to sell shares of its common stock to the public. If the initial public offering is closed under the terms presently anticipated, all of the convertible preferred stock outstanding will automatically convert into shares of common stock. Unaudited pro forma stockholders’ equity, as adjusted for the assumed conversion of the preferred stock, is set forth in the accompanying consolidated balance sheet as of March 31, 2005.

(b)  Long-Term Debt

In June 2005, the Company entered into a secured $3.5 million credit facility with a bank to finance, in part, the construction of its combined office, research and development and manufacturing

HOKU SCIENTIFIC, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

facility. The loans under this credit facility will bear interest at a rate of 5.3% and will be secured by the Company’s assets. The loans are repayable on a monthly basis through June 2008 with a balloon payment at the end of the term. The credit facility provides for certain restrictive covenants and indemnification provisions, including the requirement to maintain specified cash balances with the bank.

(c)  Reverse Stock Split

On July 2, 2005, the Company’s Board of Directors approved an Amended and Restated Certificate of Incorporation to effect a 2-for-3 reverse split of the Company’s common and preferred stock and directed that the Amended and Restated Certificate of Incorporation be submitted to the Company’s stockholders for approval. The reverse split will be effective upon the filing of the Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware. All information related to common stock, preferred stock, options and warrants to purchase preferred stock and earnings per share included in the accompanying financial statements has been retroactively adjusted to give effect to the stock split. The Amended and Restated Certificate of Incorporation also amended the number of shares of preferred and common stock authorized. The information related to number of authorized preferred and common stock has been retroactively adjusted to reflect this amendment. On July 12, 2005, the Company filed its Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware, which rendered the reverse stock split effective.

(d)  Calendar Year 2005 Executive Incentive Compensation Plan

On July 8, 2005, the independent members of the Company’s Board of Directors approved the Calendar Year 2005 Executive Incentive Compensation Plan, which would provide bonus compensation to certain executive officers of the Company in an amount up to one hundred and twenty percent of such executive officer’s annual base salary as of July 8, 2005. Each incentive payment under the Calendar Year 2005 Executive Incentive Compensation Plan shall be split such that fifty percent is allocated to cash and fifty percent is allocated to a stock award pursuant to the 2005 Equity Incentive Plan. Under the Calendar Year 2005 Executive Incentive Compensation Plan, incentive payments may be paid to the Company’s executive officers upon achievement of certain corporate performance targets set forth by the independent members of the Company’s Board of Directors. The independent members of the Company’s Board of Directors may amend or terminate the Calendar Year 2005 Executive Incentive Compensation Plan and may modify the corporate performance targets and/or incentive payment amounts at any time at their sole discretion.

4,200,000 Shares

HOKU SCIENTIFIC, INC.

Common Stock

PROSPECTUS

Until                     , 2005, all dealers that effect transactions in these securities, whether or not participating in the offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Piper Jaffray

SG Cowen & Co.

Thomas Weisel Partners LLC

                    , 2005

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth all expenses to be paid by the registrant, other than estimated underwriting discounts and commissions, in connection with the offering. All amounts shown are estimates except for the SEC registration fee, the NASD filing fee and the Nasdaq National Market initial listing fee. We intend to pay all expenses of registration, issuance and distribution.

Amount to be Paid
SEC registration fee	$7,391
NASD filing fee and expenses	6,783
Nasdaq National Market initial listing fee	105,000
Blue sky qualification fees and expenses	5,000
Printing and engraving expenses	130,000
Legal fees and expenses	700,000
Accounting fees and expenses	500,000
Transfer agent and registrar fees	10,000
Miscellaneous	35,826

Total	$1,500,000

Item 14.	Indemnification of Officers and Directors

The registrant’s amended and restated certificate of incorporation provides that a director will not be personally liable to the registrant or to its stockholders for monetary damages for any breach of fiduciary duty as a director to the fullest extent permitted by Section 102 of Delaware General Corporation Law.

As permitted by Section 145 of the Delaware General Corporation Law, the bylaws of the registrant provide that (i) the registrant is required to indemnify its directors and executive officers to the fullest extent not prohibited by the Delaware General Corporation Law, (ii) the registrant may, in its discretion, indemnify its other employees and agents as set forth in the Delaware General Corporation Law, (iii) the registrant is required to advance all expenses incurred by its directors and executive officers in connection with certain legal proceedings, (iv) the rights conferred in the bylaws are not exclusive, and (v) the registrant is authorized to enter into indemnity agreements with its directors, officers, employees and agents.

The registrant has entered into agreements with its directors and officers that require the registrant to indemnify these persons against expenses, judgments, fines, settlements, and other amounts that any such person becomes legally obligated to pay (including with respect to a derivative action) in connection with any proceeding, whether actual or threatened, to which such person may be made a party by reason of the fact that such person is or was a director or officer of the registrant or any of its affiliates. The indemnity agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. At present, no litigation or proceeding is pending that involves a director or officer of the registrant regarding which indemnification is sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification.

The form of purchase agreement to be filed by amendment as Exhibit 1.1 to this registration statement provides for indemnification under certain circumstances by the underwriters of the registrant, its directors, certain of its officers and its controlling persons for certain liabilities arising under the Securities Act, or otherwise.

The registrant maintains a directors’ and officers’ insurance and registrant reimbursement policy. The policy (i) insures directors and officers against losses for which the registrant does not indemnify and which losses arise from certain wrongful acts in the indemnified parties’ capacities as directors and officers and (ii) reimburses the registrant for those losses for which the registrant has lawfully indemnified the directors and officers. The policy contains various exclusions, none of which apply to the offering.

The Amended and Restated Rights Agreement between the registrant and certain investors provides for cross-indemnification in connection with registration of the registrant’s common stock on behalf of such investors.

Item 15.	Recent Sales of Unregistered Securities

From inception through the date of this prospectus, the registrant has sold and issued the following unregistered securities:

1. In May 2001, the registrant issued 1,866,666 shares of common stock, at $0.000020834 per share, to two accredited investors, for aggregate cash consideration of $38.90, 216,666 shares of which were subsequently repurchased by the registrant, and issued 4,800,000 shares of common stock, at $0.000041667, to one accredited investor, for aggregate cash consideration of $200.00.

2. In December 2001, the registrant issued 53,333 shares of common stock, at $0.375 per share, to an accredited investor, for cash consideration of $20,000, all of which were subsequently repurchased by the registrant. In addition, the registrant issued 136,666 shares of common stock, at $0.5122 per share, to an accredited investor, for cash consideration of $70,000. These shares of common stock were subsequently exchanged for 136,666 shares of Series A preferred stock.

3. In March 2002, the registrant issued 33,333 shares of common stock, at $0.75 per share, to an accredited investor, for cash consideration of $25,000. These shares of common stock were subsequently exchanged for 33,333 shares of Series A preferred stock.

4. Between June 2002 and December 2002, the registrant issued 2,036,658 shares of Series A preferred stock, at $0.75 per share, to 18 accredited investors for aggregate cash consideration of $1,495,000, including the exchange of 169,999 shares of the registrant’s common stock purchased by two accredited investors as set forth in paragraphs (2) and (3) above.

5. In June 2002, the registrant issued 33,333 shares of Class A common stock, at $0.075 per share, to an accredited investor, for a total purchase price of $2,500, payable in cash or cancellation of legal fees or other amounts owed by the registrant to the accredited investor.

6. In June 2003, the registrant issued 333,333 shares of Series B preferred stock, at $3.00 per share, to an accredited investor for aggregate cash consideration of $1,000,000.

7. Between December 2003 and June 2004, the registrant issued 3,549,997 shares of Series C preferred stock, at $1.50 per share, to a total of 10 accredited investors, for aggregate cash consideration of $5,325,000.

8. Since inception, the registrant has issued to directors, officers, employees and consultants options to purchase 1,836,640 shares of common stock with per share exercise prices ranging from $0.075 to $6.00, of which options to purchase 1,144,987 shares were cancelled without being exercised, and 38,334 shares of common stock were issued upon exercise of such options.

9. Since inception, the registrant has issued warrants to purchase shares of its capital stock to the following investors:

(a) In March 2002, the registrant issued to an accredited investor a warrant to purchase 166,666 shares of Class A common stock with an exercise price of $0.075 per share, for an aggregate exercise price of $12,500.

(b) In December 2003, the registrant issued to an accredited investor a warrant to purchase 16,666 shares of Class A common stock with an exercise price of $0.075 per share, for an aggregate exercise price of $1,250. In May 2005, the registrant issued 16,666 shares of common stock in connection with the cash exercise of the warrant.

(c) In January 2005, the registrant issued to an accredited investor a warrant to purchase 16,666 shares of common stock with an exercise price of $0.525 per share, for an aggregate exercise price of $8,750.

The issuances described in paragraphs (1) and (8) above in this Item 15 were deemed exempt from registration under the Securities Act in reliance on either (a) Rule 701 promulgated under the Securities Act as offers and sale of securities pursuant to certain compensatory benefit plans and contracts relating to compensation in compliance with Rule 701 or (b) Section 4(2) of the Securities Act, as transactions by an issuer not involving any public offering. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

The sales and issuances of securities in the transactions described in paragraphs (2) through (7) and (9)(a) through (c), were exempt from registration pursuant to the Securities Act by virtue of Section 4(2) and/or Regulation D promulgated thereunder as transactions not involving any public offering. All of the purchasers of securities for which the registrant relied on Rule 506 of Regulation D and/or Section 4(2) represented that they were accredited investors as defined under the Securities Act or a person described under Rule 506(b)(2)(ii) under the Securities Act. The registrant believes that the issuances are exempt from the registration requirements of the Securities Act on the basis that (a) the purchasers in each case represented that they intended to acquire the securities for investment only and not with a view to the distribution thereof and that they either received adequate information about the registrant or had access, through employment or other relationships, to such information and (b) appropriate legends were affixed to the stock certificates issued in such transactions.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits. The following exhibits are included herein:

Exhibit Number	Exhibit Title

1.1+	Form of Purchase Agreement.

3.1+	Amended and Restated Certificate of Incorporation.

3.2+	Form of Amended and Restated Certificate of Incorporation to be effective upon the closing of the offering.

3.3+	Bylaws.

3.4+	Form of Amended and Restated Bylaws to be effective upon the closing of the offering.

4.1+	Specimen common stock certificate.

5.1+	Opinion of Cooley Godward LLP.

10.1+	Amended and Restated Rights Agreement dated December 31, 2003.

10.2+	Stock Restriction Agreement, dated June 21, 2002, by and between Dustin Shindo and Registrant.

10.3+	Amendment to Stock Restriction Agreement, dated July 16, 2003, by and between Dustin Shindo and Registrant.

Exhibit Number	Exhibit Title

10.4+	Stock Restriction Agreement, dated June 21, 2002, by and between Karl M. Taft III and Registrant.

10.5+	Amendment to Stock Restriction Agreement, dated July 16, 2003, by and between Karl M. Taft III and Registrant.

10.6+	Form of Addendum to Stock Option Agreement under the 2002 Stock Plan, as amended, by and between Scott Paul and Registrant.

10.7+	Form of Addendum to Stock Option Agreement under the 2002 Stock Plan, as amended, by and between each of the non-employee directors and Registrant.

10.8+	Form of Indemnity Agreement entered into between Registrant and each of its directors and officers.

10.9+	2002 Stock Plan, as amended.

10.10+	Form of Stock Option Agreement under the 2002 Stock Plan, as amended.

10.11+	2005 Equity Incentive Plan.

10.12+	Form of Stock Option Agreement under the 2005 Equity Incentive Plan.

10.13+	2005 Non-Employee Directors’ Stock Option Plan.

10.14+	Form of Stock Option Agreement under the 2005 Non-Employee Directors’ Stock Option Plan.

10.15+	2153 King Street Lease, dated January 1, 2003, by and between Dreal Hawaii, LLC and Registrant.

10.16+	Letter Agreement for Modification of the 2153 King Street Lease, dated April 9, 2003, by and between Dreal Hawaii, LLC and Registrant.

10.17†	MEA Engineering Agreement, dated September 1, 2004, by and between Nissan Motor Co., Ltd. and Registrant.

10.18†	Membrane & MEA Purchase Agreement, dated September 1, 2004, by and between Nissan Motor Co., Ltd. and Registrant.

10.19†	Collaboration Agreement, dated March 22, 2005, by and between Nissan Motor Co., Ltd. and Registrant.

10.20+	Solicitation, Offer and Award, dated March 7, 2005, by and between the U.S. Navy, Naval Air Warfare Center Weapons Division and Registrant.

10.21+†	Agreement (Subcontract No. USN-001), dated April 7, 2005, by and between IdaTech, LLC and Registrant.

10.22†	Agreement, dated March 17, 2003, by and between Sanyo Electric Co., Ltd. and Registrant.

10.23†	Amendment to the Agreement dated March 17, 2003 by and between Sanyo Electric Co., Ltd. and Registrant dated September 30, 2004.

10.24+†	Membrane Testing Agreement, dated March 19, 2004, by and between Nissan Motor Co., Ltd. and Registrant.

10.25+†	Amendment No. 1 to Membrane Testing Agreement, dated May 17, 2004, by and between Nissan Motor Co., Ltd. and Registrant.

10.26+	Loan Agreement, dated June 9, 2005, by and between Central Pacific Bank and Registrant.

10.27+	Security Agreement, dated June 9, 2005, by and between Central Pacific Bank and Registrant.

10.28+	Mortgage, Security Agreement and Financing Statement, dated June 9, 2005, by and between Central Pacific Bank and Registrant.

10.29+	Calendar Year 2005 Executive Incentive Compensation Plan.

Exhibit Number	Exhibit Title

23.1	Consent of independent registered public accounting firm.

23.2+	Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.

24.1+	Power of Attorney.

+	Previously filed.
†	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from this registration statement and have been filed separately with the Securities and Exchange Commission.

(b) Financial Statement Schedules.

All schedules have been omitted because they are either inapplicable or the required information has been given in the financial statements or the notes thereto.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective, and

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 7 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City and County of Honolulu, State of Hawaii, on the 3rd day of August, 2005.

HOKU SCIENTIFIC, INC.

By:	/s/ DUSTIN M. SHINDO
Dustin M. Shindo Chairman of the Board of Directors, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 7 to the Registration Statement has been signed by the following persons in the capacities and on the date indicated:

Signature	Title	Date

/s/ DUSTIN M. SHINDO Dustin M. Shindo	Chairman of the Board of Directors, President and Chief Executive Officer (Principal Executive Officer)	August 3, 2005

/s/ DARRYL S. NAKAMOTO Darryl S. Nakamoto	Chief Financial Officer, Treasurer and Secretary (Principal Financial and Accounting Officer)	August 3, 2005

/s/ KARL M. TAFT III* Karl M. Taft III	Chief Technology Officer and Director	August 3, 2005

/s/ KARL E. STAHLKOPF* Karl E. Stahlkopf	Director	August 3, 2005

/s/ KENTON T. ELDRIDGE* Kenton T. Eldridge	Director	August 3, 2005

/s/ PAUL K. YONAMINE* Paul K. Yonamine	Director	August 3, 2005

*By:	/s/ DUSTIN M. SHINDO
Dustin M. Shindo Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Exhibit Title

1.1+	Form of Purchase Agreement.

3.1+	Amended and Restated Certificate of Incorporation.

3.2+	Form of Amended and Restated Certificate of Incorporation to be effective upon the closing of the offering.

3.3+	Bylaws.

3.4+	Form of Amended and Restated Bylaws to be effective upon the closing of the offering.

4.1+	Specimen common stock certificate.

5.1+	Opinion of Cooley Godward LLP.

10.1+	Amended and Restated Rights Agreement dated December 31, 2003.

10.2+	Stock Restriction Agreement, dated June 21, 2002, by and between Dustin Shindo and Registrant.

10.3+	Amendment to Stock Restriction Agreement, dated July 16, 2003, by and between Dustin Shindo and Registrant.

10.4+	Stock Restriction Agreement, dated June 21, 2002, by and between Karl M. Taft III and Registrant.

10.5+	Amendment to Stock Restriction Agreement, dated July 16, 2003, by and between Karl M. Taft III and Registrant.

10.6+	Form of Addendum to Stock Option Agreement under the 2002 Stock Plan, as amended, by and between Scott Paul and Registrant.

10.7+	Form of Addendum to Stock Option Agreement under the 2002 Stock Plan, as amended, by and between each of the non-employee directors and Registrant.

10.8+	Form of Indemnity Agreement entered into between Registrant and each of its directors and officers.

10.9+	2002 Stock Plan, as amended.

10.10+	Form of Stock Option Agreement under the 2002 Stock Plan, as amended.

10.11+	2005 Equity Incentive Plan.

10.12+	Form of Stock Option Agreement under the 2005 Equity Incentive Plan.

10.13+	2005 Non-Employee Directors’ Stock Option Plan.

10.14+	Form of Stock Option Agreement under the 2005 Non-Employee Directors’ Stock Option Plan.

10.15+	2153 King Street Lease, dated January 1, 2003, by and between Dreal Hawaii, LLC and Registrant.

10.16+	Letter Agreement for Modification of the 2153 King Street Lease, dated April 9, 2003, by and between Dreal Hawaii, LLC and Registrant.

10.17†	MEA Engineering Agreement, dated September 1, 2004, by and between Nissan Motor Co., Ltd. and Registrant.

10.18†	Membrane & MEA Purchase Agreement, dated September 1, 2004, by and between Nissan Motor Co., Ltd. and Registrant.

Exhibit Number	Exhibit Title

10.19†	Collaboration Agreement, dated March 22, 2005, by and between Nissan Motor Co., Ltd. and Registrant.

10.20+	Solicitation, Offer and Award, dated March 7, 2005, by and between the U.S. Navy, Naval Air Warfare Center Weapons Division and Registrant.

10.21+†	Agreement (Subcontract No. USN-001), dated April 7, 2005, by and between IdaTech, LLC and Registrant.

10.22†	Agreement, dated March 17, 2003, by and between Sanyo Electric Co., Ltd. and Registrant.

10.23†	Amendment to the Agreement dated March 17, 2003 by and between Sanyo Electric Co., Ltd. and Registrant dated September 30, 2004.

10.24+†	Membrane Testing Agreement, dated March 19, 2004, by and between Nissan Motor Co., Ltd. and Registrant.

10.25+†	Amendment No. 1 to Membrane Testing Agreement, dated May 17, 2004, by and between Nissan Motor Co., Ltd. and Registrant.

10.26+	Loan Agreement, dated June 9, 2005, by and between Central Pacific Bank and Registrant.

10.27+	Security Agreement, dated June 9, 2005, by and between Central Pacific Bank and Registrant.

10.28+	Mortgage, Security Agreement and Financing Statement, dated June 9, 2005, by and between Central Pacific Bank and Registrant.

10.29+	Calendar Year 2005 Executive Incentive Compensation Plan.

23.1	Consent of independent registered public accounting firm.

23.2+	Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.

24.1+	Power of Attorney.

+	Previously filed.
†	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from this registration statement and have been filed separately with the Securities and Exchange Commission.